As filed with the Securities and Exchange Commission on January 12, 2009

Registration No. 333-156085

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Republic of Peru

(Name of Registrant)

José Augusto Tenorio Benavides

Consulate General of Peru

241 East 49th Street

New York, New York 10017

(Name and address of Authorized Representative

of the Registrant in the United States)

Copies to:

Jaime Mercado, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered(1)(2)	Proposed Maximum Offering Price Per Unit(3)(4)	Proposed Maximum Aggregate Offering Price(1)(2)(3)(4)	Amount of Registration Fee
Debt Securities	(5)(6)
Warrants	(5)(7)
Units	(5)
Total:	$5,000,000,000	100%	$5,000,000,000	(8)

(1)	In United States dollars or the equivalent thereof in any other currency, currency unit or units, or composite currency or currencies.
(2)	Such amount represents the principal amount of any debt securities issued at their principal amount, the issue price rather than the principal amount of any debt securities issued at an original issue discount, the issue price of any warrants and the exercise price of any debt securities issuable upon exercise of warrants.
(3)	Estimated solely for the purpose of computing the amount of the registration fee.
(4)	Exclusive of accrued interest, if any.
(5)	Such indeterminate number or principal amount of debt securities, warrants and units as may from time to time be issued at indeterminate prices. The securities registered hereunder shall not have an aggregate offering price which exceeds $5,000,000,000 in United States dollars or the equivalent in any other currency.
(6)	Also includes such indeterminate number of debt securities as may be issued upon conversion or exchange of any debt securities that provide for exchange into other securities or upon exercise of warrants for such securities.
(7)	Warrants may be sold separately or with debt securities.
(8)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to debt securities, warrants and/or units having an aggregate principal amount of $5,000,000,000 or the equivalent thereof in currency, currency units or units, registered under the Registrant’s Registration Statement No. 333-139486 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities and/or units are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933

and the Prospectus

Schedule B Item Number	Location in Prospectus
1.	Cover Page
2.	Use of Proceeds*
3.	Public Sector Debt; Description of the Securities; Tables and Other Supplemental Information*
4.	Public Sector Debt
5.	Public Sector Finances
6.	*
7.	Authorized Representative
8.	*
9.	*
10.	Plan of Distribution*
11.	**
12.	Validity of the Securities**
13.	**
14.	**

*	Information to be provided from time to time in prospectus supplements to be delivered in connection with an offering of debt securities, warrants or units.
**	Information included in Part II of this Registration Statement or as an exhibit thereto or to be filed by one or more amendments to this Registration Statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JANUARY 12, 2009

PROSPECTUS

The Republic of Peru

Debt Securities

Warrants

Units

Peru may from time to time offer and sell its debt securities, warrants and units in amounts, at prices and on terms to be determined at the time of sale and provided in one or more supplements to this prospectus. Peru may offer securities with an aggregate principal amount of up to US$5,000,000,000 (or its equivalent in other currencies). The debt securities will be direct, general, unconditional, unsubordinated and unsecured obligations of Peru. Peru has pledged its full faith and credit to make all payments on the debt securities when due. The debt securities will rank equally, without any preference among themselves, with all other existing and future unsecured and unsubordinated external indebtedness of Peru.

Peru will provide specific terms of the securities in one or more supplements to this prospectus. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement.

Peru may sell the securities directly, through agents designated from time to time or through underwriters or dealers. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should read this prospectus and any prospectus supplements carefully before you invest. You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Peru has not authorized anyone to provide you with different or additional information. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of those documents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December     , 2008.

You should rely only on the information contained in this prospectus or the information to which Peru has referred you. Peru has not authorized anyone to provide you with different information. Peru is not making an offer of these securities in any jurisdiction where the offer is not permitted. This prospectus may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities that Peru may offer under the “shelf” registration statement it has filed with the SEC. Each time Peru sells some of the securities pursuant to that registration statement, it will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from that in any prospectus supplement, you should rely on the updated information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement, together with additional information described under the heading “Where You Can Find More Information”.

i

DEFINED TERMS AND CONVENTIONS

Defined Terms

References in this prospectus to “we,” “us,” “our” and “Peru” are to the Republic of Peru. All references in this prospectus to the “government” are to the central government of Peru and its authorized representatives.

The terms described below have the following meanings for the purposes of this prospectus:

•

Gross domestic product, or GDP, is a measure of the total value of final products and services produced in a country in a specific year. Nominal GDP measures the total value of final production in current prices. Real GDP measures the total value of final production in constant prices of a particular year, allowing historical GDP comparisons that exclude the effects of inflation. In this prospectus, real GDP figures are based on constant 1994 prices, the year used by the Banco Central de Reserva del Perú, or the Central Bank, for purposes of maintaining real GDP statistics. GDP growth rates and growth rates for the various sectors of Peru’s economy are based on constant 1994 prices.

•

For balance of payments purposes, imports and exports are calculated based upon statistics reported to Peru’s customs upon the entry of goods into and the departure of goods from Peru on a free-on-board, or FOB, basis at a given point of departure. Import data include data on imports through the Tacna Special Processing Area, the only one of Peru’s five free trade zones that is currently active, purchases of goods abroad by resident transport companies and ship repairs by non-residents. Export data include the gross value of marine resource catches by non-resident vessels operating with fishing licenses and the value of goods sold to non-resident transport companies.

•

The inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. Peru measures the inflation rate by the percentage change in the Peruvian consumer price index, or CPI, between two periods. The CPI is based on a basket of goods and services identified by the Instituto Nacional de Estadística e Informática, or INEI. The price for each good and service that constitutes the basket is weighted according to its relative importance in order to calculate the CPI. The annual percentage change in the CPI is calculated by comparing the index as of a specific December against the index for the immediately preceding December. The average annual percentage change in the CPI is calculated by comparing the average index for a 12-month period against the average index for the immediately preceding 12-month period. INEI also compiles statistics to calculate the wholesale price index, which is used to measure the evolution in prices of a representative group of goods sold in the wholesale market in 25 cities.

Currency of Presentation and Exchange Rate

Unless otherwise specified, references to “U.S. dollars” and “US$” are to United States dollars, references to “nuevos soles” and “S/.” are to Peruvian nuevos soles, and references to “SDR” are to International Monetary Fund special drawing rights. Unless otherwise indicated, we have made translations of nuevos soles into U.S. dollars and U.S. dollars, or any other currency, into nuevos soles for each year at the year’s average exchange rate and for the six-month period ended June 30, 2008 at such period’s average exchange rate, calculated by taking an average of the exchange rates for each calendar day of the year or the six-month period, respectively. Currency translations are included for convenient reference only and you should not construe these conversions as a representation that the amounts in question have been, could have been or could be, converted into any particular denomination, at any particular rate or at all.

For the six-month period ended June 30, 2008, the average nuevo sol/U.S. dollar exchange rate, as reported by the Central Bank, was S/.2.85 per US$1.00. For more information, see “The Monetary System—Foreign Exchange and International Reserves—Foreign Exchange” below.

Presentation of Financial Information

All annual information in this prospectus is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

Some statistical information included in this prospectus is preliminary in nature and reflects the most recent reliable data readily available to Peru. The Central Bank regularly reviews Peru’s current and historical official financial and economic statistics. Accordingly, some financial and economic information presented in this prospectus may be adjusted or revised subsequent to the date of this prospectus to reflect new or more accurate data or in accordance with Peru’s ongoing maintenance of its economic data. In particular, some information and data contained in this prospectus for 2005, 2006, 2007 and for the six-month periods ended June 30, 2007 and 2008, are preliminary and subject to routine revisions by the Central Bank and other institutions to ensure their accuracy. Peru will make available any revised data in accordance with its normal practices for releasing data. The government believes that this review process is substantially similar to the practices of many industrialized nations. The government does not expect any revisions of the data contained in this prospectus to be material, although it cannot assure you that material revisions will not be made.

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplements relating to the securities offered by this prospectus may contain forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements are based on Peru’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Peru undertakes no obligation to update them in light of new information or future events.

Forward-looking statements involve inherent risks. Peru cautions you that many factors could adversely affect the future performance of the Peruvian economy. These factors include, but are not limited to:

•	external factors, such as:

•	higher interest rates in financial markets outside Peru;

•	changes in Peru’s credit ratings;

•	changes in import tariffs and exchange rates;

•	changes in international commodity prices;

•	recession, low economic growth or economic contraction affecting Peru’s trading partners;

•	deterioration in the economic condition of Peru’s neighboring countries;

•	international hostilities; and

•

the decisions of international financial institutions, such as the International Monetary Fund, or IMF, the Inter-American Development Bank, or IADB, the International Bank for Reconstruction and Development, or World Bank, and the Andean Development Corporation, or CAF, regarding the terms of their financial assistance to Peru; and

•	internal factors, such as:

•	deterioration in general economic and business conditions;

•	social, political or military events in Peru;

•	increase in crime rates;

•	natural events, such as climate changes, earthquakes and floods;

•	reduction in foreign currency reserves;

•	reduction in fiscal revenue;

•	reduced levels of foreign direct investment;

•	the ability of the government to enact key economic reforms;

•	higher domestic debt;

•	increased rates of domestic inflation;

•	the level of foreign direct and portfolio investment in Peru; and

•	the level of Peruvian domestic interest rates.

DATA DISSEMINATION

Peru subscribes to the International Monetary Fund’s Special Data Dissemination Standard, or SDDS, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscriber countries to provide schedules indicating the date on which data will be released, referred to as the “Advance Release Calendar.” Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the IMF’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org/Applications/web/sddscountrylist/. Neither Peru nor any agents or underwriters acting on behalf of Peru accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus or any prospectus supplement.

SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making a decision to invest in any securities, you should carefully read this entire prospectus and the related prospectus supplement.

Republic of Peru

Overview

Peru is a representative democracy located in western South America, with an estimated population, as of October 2007, of approximately 28 million. Peru’s population is multi-racial and multi-cultural, and the official languages are Spanish, Quechua and Aymara. The World Bank classifies Peru as a lower-middle-income developing country.

In November 2000, Peru emerged from more than a decade of rule by President Alberto Fujimori, whose administrations were characterized by a reduction in domestic terrorism perpetrated by armed guerrilla forces, by economic reforms that led Peru to a free market economy with low inflation and high growth rates and by nearly dictatorial powers concentrated in the executive branch. Political instability, coupled with a series of external shocks, resulted in a reduction in economic activity during the final years of President Fujimori’s last administration, which led to higher rates of unemployment, underemployment and poverty, and a reduction in access to basic healthcare and public services. In November 2000, President Fujimori resigned the Presidency. In the aftermath of President Fujimori’s sudden resignation and political and bribery scandals, Valentin Paniagua assumed the role of President and his interim administration was in office from November 2000 to July 2001.

In June 2001, Alejandro Toledo Manrique was elected President based on a platform of reform that recognized the value of an open economic system and reform away from President Fujimori’s legacy of political coercion and financial misdealings. During the administration of President Toledo, Peru had one of the best performing economies in Latin America, with GDP growth of 6.8% in both 2005 and the six-month period ended June 30, 2006, compared to the comparable period in 2005, mainly attributable to the growth in the mining and export sectors fueled by higher international commodities prices for these exports.

In June 2006, Alan García was elected President to a five-year term. President García had served as president in the period 1985-1990, and his first administration faced many challenges and confronted many crises and ended with political instability. The first García administration was followed by the administration of President Fujimori. The current García administration, which took office on July 28, 2006, was elected on a platform that seeks to implement social and political reforms and continuity to the macro-economic stability of recent years, as well as solidifying Peru’s relationships with its international partners. During his first two years in office, García has responsibly managed public finances, while strengthening the decentralization process and promoting free trade agreements with Peru’s trading partners. During this period Peru has continued to enjoy one of the best performing economies in Latin America, with GDP growth rates of 7.7% during 2006, 8.9% during 2007 and 10.3% for the six-month period ended June 30, 2008, compared to the comparable period in 2007.

Recent Developments

Economic Developments. In 2007, the Peruvian economy expanded by 8.9% compared to 2006. Levels of economic activity recorded during the six months ended June 30, 2007 (8.3% GDP growth, compared to the comparable period of 2006) improved further during the six months ended June 30, 2008 (10.3% GDP growth, compared to the comparable period of 2007). The high level of economic activity was due primarily to strong private consumption and an increase in investments which fueled a 12.6% growth in domestic demand during the six months ended June 30, 2008.

The following are preliminary economic results for the six-month period ended June 30, 2008:

•	the inflation rate was 3.5%, compared to an inflation rate of 1.8% for the first six months of 2007;

•	the current account deficit totaled US$2.5 billion, or 3.8% of GDP, compared to a current account surplus of US$461 million, or 0.9% of GDP, for the six months ended June 30, 2007;

•	net international reserves of the Central Bank increased 65.0% to US$35.5 billion, compared to US$21.5 billion at June 30, 2007;

•	the non-financial public sector registered a surplus of US$3.3 billion, or 5.1% of GDP, compared to a surplus of US$3.4 billion, or 6.6% of GDP, for the six months ended June 30, 2007;

•	public sector external debt totaled US$18.8 billion or 15.5% of GDP, compared to US$21.3 billion, or 21.5% of GDP, as of June 30, 2007;

•	foreign direct investment was US$4.3 billion, compared to US$3.0 billion during the six months ended June 30, 2007; and

•

exports increased by 29.6% to US$16.2 billion, compared to US$12.5 billion in the six months ended June 30, 2007, primarily as a result of an increase in exports of copper, gold, hydrocarbons and agricultural, textile and chemical products.

The United States, China, Switzerland, Canada, Japan and Chile rank among Peru’s most important export markets. The García administration expects exports to total approximately US$34.5 billion in 2008, a 23.3% increase compared to the US$28.0 billion in 2007, and to contribute to a trade surplus of approximately US$5.2 billion.

Free Trade Agreements. In June 2005, the European Union’s General System of Preferences for the Andean Countries, a program of unilateral trade preferences, of which Peru is a member, was extended until December 2008. On November 19, 2005, Peru and Thailand signed a Protocol to Accelerate the Liberalization of Trade in Goods and Trade Facilitation. On November 30, 2005, Peru signed an Economic Complementation Agreement with Argentina, Brazil, Paraguay and Uruguay, members of Mercosur.

In April 2006, Peru signed a free trade agreement with the United States, the Peru Trade Promotion Agreement, or TPA. The Peruvian Congress approved the TPA in June 2006 and the U.S. Congress and Senate approved it in November and December 2007, respectively. In addition, the United States has granted Peru temporary benefits under the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, which contributed particularly to the expansion of textile and agriculture and livestock exports to the United States. In October 2008 the United States extended the duration of the benefits granted under ATPDEA to Peru through December 31, 2008.

In August 2006, Peru signed a free trade agreement with Chile to replace the Economic Complementation Agreement signed in June 1998. In May 2008 Peru signed a free trade agreement with Singapore. Peru is currently negotiating a free trade agreement with Mexico in order to extend the Economic Complementation Agreement signed in March 1987.

IMF Stand-By Arrangement. On January 26, 2007, the IMF approved a Stand-By Agreement with Peru for an aggregate amount of SDR172 million (approximately US$257 million) to support the economic programs of the Peruvian government for a 25-month period ending on February 26, 2009.

Material Loan Agreements. At December 31, 2007, outstanding public sector external debt amounted to approximately US$20.1 billion equivalent to 18.7% of GDP for the year, a decrease of US$1.9 billion compared to debt outstanding at December 31, 2006. This reduction resulted primarily from the net effect of amortizations minus new disbursements for a net reduction of US$2.4 billion. The depreciation of the dollar against the yen and the euro during 2007 caused a US$500 million increase in the balance of outstanding public sector external debt.

In 2007, disbursements included US$293.5 million for infrastructure projects and US$550 million for freely available payments. The Social and Infrastructure Investment Against Poverty Program was financed with a US$400 million loan from CAF. The International Bank for Reconstruction and Development, or IBRD, financed two loans for US$50 million and

US$200 million for the Decentralized Rural Transportation Program and the Fiscal Management and Economic Growth Programmatic Loan, respectively. Additionally, the IDB financed loans for US$100 million and US$200 million to finance the Program for the Improvement of the National Road Network and the Water Resources Reform Program, respectively.

In 2008, Peru entered into two credit agreements with IBRD in an aggregate amount of US$170 million to finance the Support Program for Productive Rural Alliances in the Highlands of Peru and the Programmatic Program for Social Reforms, and one with IDB in an aggregate amount of US$100 million to finance the Program to Reform Sewage Treatment I.

Privatizations and concessions. During 2007 and the first six months of 2008, Peru completed 15 privatizations and concession grants for US$533.7 million in concession fee payments to the Peruvian government, which generated US$1,170.8 million in projected investments. For a description of Peru’s privatization efforts, see “The Economy—Privatization and the Role of the State in the Economy—Privatizations and Concessions.”

During 2008 and based on Peru’s current plan on future privatization initiatives, the concessions program is expected to generate investments in different economic sectors such as mining (US$700 million), transportation (US$282 million), energy (US$106.1 million), telecommunications (US$62.6 million) and tourism (US$20.1 million).

Investor Considerations

In the past, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy having completed a peaceful transition from the administration of President Toledo to President Alan García in July of 2006. Peru’s growth, low inflation, and both fiscal and external surpluses reflect, in part, the strength of Peru’s economic fundamentals. The government cannot assure you that Peru will not face political, economic or social problems in the future or that these problems will not interfere with Peru’s ability to service its indebtedness, including the securities offered by this prospectus and by any prospectus supplement. In addition, the world economic crisis that began in the second half of 2008 and developments in other emerging countries in Latin America, such as Argentina, Bolivia, Brazil, Ecuador and Venezuela, in addition to Peru’s principal trading partners, may have an adverse effect on other countries in the region, including Peru. Moreover, fluctuations in the international prices of commodities like copper and other minerals of which Peru is a major exporter could have an adverse effect on our economy and the overall level of economic activity.

Selected Economic Information

(in millions of U.S. dollars, except as otherwise indicated)

	For the 12 months ended and as of December 31,					For the six months ended and as of June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Domestic economy
GDP (at current prices)	61,367	69,763	79,397	92,442	107,522	50,883	64,855
Real GDP (in millions of S/. at constant 1994 prices)	132,545	139,141	148,640	160,145	174,329	85,547	94,399
Real GDP growth rate (in %)	4.0	5.0	6.8	7.7	8.9	8.3	10.3
CPI (change for the period in %)	2.5	3.5	1.5	1.1	3.9	1.8	3.5
Unemployment rate (in %)(2)	10.3	10.5	11.4	8.8	6.9	N.A.	N.A.
Underemployment rate (in %)(3)	42.6	42.8	40.9	41.2	38.9	N.A.	N.A.

Balance of payments
Total current account	(949)	19	1,148	2,755	1,505	461	(2,495)
Of which:
Trade balance	886	3,004	5,286	8,934	8,356	3,783	2,382

Total capital account	672	2,154	141	639	8,558	3,509	8,766
Of which:
Foreign direct investment	1,275	1,599	2,579	3,467	5,343	3,023	4,344

Errors and omissions(4)	689	151	239	(668)	(476)	155	1,176
Overall balance of payments(5)	413	2,325	1,528	2,726	9,588	4,125	7,447
Change in Central Bank net international reserves (period end in %)	6.2	23.9	11.6	22.5	60.3	49.3	65.0
Central Bank net international reserves (period end)	10,194	12,631	14,097	17,275	27,689	21,528	35,518

Public sector balance
Central government revenue(6)	9,175	10,418	12,555	16,231	19,667	9,808	12,418
As a % of GDP	15.0	14.9	15.8	17.4	18.0	19.2	19.1
Central government expenditure(7)	9,038	10,007	11,657	13,229	16,032	7,231	7,757
As a % of GDP	14.7	14.4	14.7	14.2	14.6	14.1	11.9
Central government fiscal balance	(1,068)	(873)	(555)	1,346	1,870	1,732	3,769
As a % of GDP	(1.7)	(1.3)	(0.7)	1.4	1.8	3.4	5.8
Overall non-financial public sector fiscal balance(8)	(1,058)	(721)	(240)	1915	3254	3,407	3,326
As a % of GDP	(1.7)	(1.0)	(0.3)	2.1	3.1	6.6	5.1

Public sector debt
Public sector external debt	22,768	24,466	22,279	21,972	20,081	21,277	18,800
As a % of GDP	37.1	35.1	28.1	23.8	18.7	21.5	15.5
Public sector domestic debt(9)	6,128	6,440	7,689	8,518	11,789	8,555	11,773
As a % of GDP	10.0	9.2	9.7	9.2	11.0	8.6	9.7
Total public sector debt	28,896	30,906	29,968	30,490	31,870	29,832	30,573
As a % of GDP	47.0	44.3	37.8	33.0	29.6	30.1	25.2

Public sector external debt service:
Amortizations(9)	1,171	1,363	3,621	1,198	5,627	3,028	1,967
Interest payments(9)	1,084	1,166	1,274	1,338	1,383	665	593

Total external debt service	2,255	2,529	4,895	2,536	7,010	3,693	2,560
As a % of exports of goods and services(10)	20.3	16.7	24.1	9.2	21.3	25.2	13.4
Exchange rate (end of period, S/. per US$)	3.46	3.28	3.43	3.20	3.00	3.17	2.97
Exchange rate (average, S/. per US$)	3.48	3.41	3.30	3.28	3.13	3.18	2.85

(1)	Preliminary data.
(2)	In Metropolitan Lima. Percentage of the working-age population (14 years old or older) that, in the week the employment survey was conducted, was seeking remunerated employment.
(3)	In Metropolitan Lima. Percentage of the working-age population (14 years old or older) working part-time which would prefer to work more hours, plus the percentage of the working-age population that usually works full-time but which, in the week the employment survey was conducted, worked less than 35 hours per week as a result of economic constraints.
(4)	Represents errors and omissions in compiling balance of payments accounts based on double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(5)	Includes current account balance, financial account and errors and omissions.
(6)	Excludes privatization receipts.
(7)	Includes interest payments.
(8)	Includes the non-financial public sector and the Central Bank.
(9)	Excludes Central Bank debt.
(10)	Includes exports of goods and services and investment income.

N.A. = Not Available.

Source: Central Bank, unless otherwise indicated.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, Peru will use the net proceeds from the sale of securities offered by this prospectus for the general purposes of the government, including, but not limited to, financial investment and the refinancing, repurchasing or retiring of its domestic and external indebtedness. Peru may also issue securities offered by this prospectus in exchange for any of its outstanding securities.

THE REPUBLIC OF PERU

Territory and Population

The Republic of Peru is located in western South America. It shares its borders with Ecuador and Colombia to the north, Brazil and Bolivia to the east and Chile to the south. Its territory covers an area of approximately 496,222 square miles, including a 1,500 mile-long Pacific Ocean coastline and a 200 mile-wide maritime zone. Peru’s major cities are Lima, the nation’s capital, Arequipa, Trujillo, Chiclayo, Iquitos, Piura, Chimbote and Cuzco.

Peru is divided by the Andes Mountains into three geographic regions—a narrow strip of desert along the western coast, a central region of high mountains that form part of the Andes and a large, heavily forested area leading to the Amazonian plains in the east. Peru’s climate varies significantly by region, from tropical rain forests in the east and a dry desert in the west, to temperate and frigid regions in the mountainous central part of the country. The Andes rise over 20,000 feet and contain large plateaus and extensive valleys. Lima and other major cities, such as Trujillo and Chiclayo, are located along the coast.

Peru’s central coast is occasionally affected by an atmospheric phenomenon known as El Niño, which raises the temperature of the superficial coastal waters, causing an increase in air temperature, a decrease in atmospheric pressure along the coast and an increase in the sea level along the Peruvian coastline. These conditions produce increased rainfall in the northern coast, which may result in severe flooding and mudslides. In 1998, the warm waters caused by El Niño disrupted Peru’s fishing and agricultural industries as marine life migrated to deeper, colder waters, crops were destroyed by flooding and elevated temperatures along the coast gave rise to new crop pests and plagues. The flooding caused approximately US$1.2 billion in damage to Peru’s infrastructure. El Niño recurs on average every six years; however, the timing of each recurrence, its length and its severity cannot be predicted.

Peru’s southern region is located on seismic faults, which make the area susceptible to earthquakes. In June and July 2001, two earthquakes of 8.4 and 7.6 magnitude on the Richter scale, respectively, struck along the coast of south-central Peru, causing an estimated US$300 million in damage. The same area was hit with an 8.0 magnitude on the Richter scale earthquake in August 2007, which killed approximately 600 people, injured approximately 1,800 people, destroyed approximately 76,000 houses and caused damages estimated at over US$230 million.

Peru’s population, estimated at October 2007 to be approximately 28 million, is multi-racial and multi-cultural. Approximately 45.0% of the population is native, 37.0% is Mestizo, or mixed native and Caucasian, 15.0% is Caucasian, 2.0% is of African descent and 1.0% is of Asian descent. Spanish, Quechua and Aymara are Peru’s official languages. Approximately 99.0% of Peru’s population speaks Spanish and approximately 28.0% resides in rural areas. The population grew at an estimated average rate of approximately 1.6% per year in the period from 1993 to 2007.

In 2007, Peru’s adult literacy rate was approximately 92.6%. Approximately 89.2% of Peruvian adult women are literate and approximately 96.1% of Peruvian adult men are literate. In 2007, approximately 94.9% of children aged 6 to 11 attended school, while approximately 88.3% of children ages 12 to 16 attended school. In the same year, 21.6% of the population had higher education. As of 2005, there were approximately 559,149 students in Peru’s 86 universities, of which 38.0% are public and the remainder private. There were 24 private universities and seven national universities in Lima in 2005, including the Universidad Nacional Mayor de San Marcos, or National University of San Marcos, which was founded in 1551 and is the oldest university in South America. There are also public universities in the cities of Arequipa, Cuzco and Trujillo.

The World Bank classifies Peru as a lower-middle-income developing country. The following table provides comparative per capita GNP figures and other selected comparative statistics as of the years indicated.

	Bolivia		Ecuador		Peru		Venezuela		Colombia		Brazil		Chile		Argentina		United States
Per capita GDP(1)	US$	2,819	US$	4,341	US$	6,039	US$	6,632	US$	7,304	US$	8,402	US$	12,027	US$	14,280	US$	41,890
United Nations index of human development (world ranking)(2)		117		89		87		74		75		70		40		38		12
Life expectancy at birth (in years)(2)		64.7		74.7		70.7		73.2		72.3		71.7		78.3		74.8		77.9
Infant mortality (per 1,000 live births)(2)		52		22		23		18		17		31		8		15		7
Adult illiteracy rate(3)		13.3%		9.0%		12.1%		7.0%		7.2%		11.4%		4.3%		2.8%		N.A.
Households below the poverty line(4)		42.2%		40.8%		30.6%		40.1%		17.8%		21.2%		5.6%		17.4%		N.A.

(1)	2005 data. Adjusted for purchasing power parity.
(2)	2005 data.
(3)	2005 data. Adults are aged 15 years and older.
(4)	The poverty line is defined as the population living on a daily per capita income of US$2 or less, adjusted for purchasing power parity. Data refer to most recent year between 1990 and 2005, when available.

N.A. = Not Available.

Source: World Bank, United Nations Development Program, Human Development Report 2007/2008.

History, Government and Political Parties

History

Beginning in the ninth millennium B.C., several developed cultures began to settle in Peru, including the Chavín, Sechín, Chimú, Mochica, Paracas, Nazca, Tiahuanaco and Wari. In the 12th century A.D., the Quechua-speaking Inca settled around the Cuzco Valley. By the time the Spanish arrived in 1531, the Inca had created an empire that encompassed areas of modern Peru, Ecuador, Bolivia and Colombia. In 1533, the Spanish captured the Inca capital at Cuzco and by 1542 had consolidated their control over the entire Inca territory. In 1542, the Spanish established the viceroyalty of Lima, which governed vast portions of Spanish territorial possessions in South America.

Peru remained under Spanish rule until 1821, when José de San Martín proclaimed Peru’s independence, although the Spanish were not defeated until 1824. In the first two decades of the post-independence era, political fragmentation and political instability plagued Peru and it was ruled by at least 24 regimes between 1821 and 1845. During this period, Peru’s constitution was rewritten six times. In the 1840s, Peru initiated a period of extraordinary economic growth driven by the exportation of guano, a form of fertilizer obtained from the droppings of birds in the Chincha Islands.

In 1879, Peru allied itself with Bolivia to fight an unsuccessful war against Chile over the disputed nitrate-rich Atacama Desert. This war, known as the War of the Pacific, ended in 1883 with the signing of the Treaty of Ancón, in which Peru ceded to Chile in perpetuity the nitrate-rich province of Tarapacá and relinquished, for a period of ten years, the provinces of Tacna and Arica. Tensions over these two provinces continued until 1929, when the United States brokered a deal that returned the province of Tacna to Peru but allowed Chile to retain control over the province of Arica.

        From 1895 to 1914, Peru experienced political stability and economic growth. In 1914, Colonel Oscar R. Benavides (1914-15, 1933-39) orchestrated a military coup that ended almost two decades of uninterrupted civilian rule. In the early stages of World War I, Peru experienced a recession as the war temporarily isolated Peru from its export markets. When overseas trade resumed, demand for Peru’s export products increased dramatically and Peru suffered through a period of sustained inflation. This inflation had a particularly negative impact on Lima’s working classes and led to a wave of labor strikes in 1918 and 1919.

In 1919, Augusto B. Leguía (1908-12, 1919-30) began an 11-year rule known as the oncenio and created a new, progressive constitution, adopted in 1920, that enhanced the power of the state to carry out a number of popular social and economic reforms. The regime weathered a brief postwar recession and then generated considerable economic growth by opening Peru to foreign loans and investment. Leguía’s popularity waned, however, as a result of a border dispute with Colombia involving territory in the rubber-tapping region between the Río Caquetá and the northern watershed of the Río Napo. Under the U.S.-brokered Salomón-Lozano Treaty of March 1922, the Río Putumayo was established as the boundary between Colombia and Peru.

During the 1930s, a popular movement, with origins in Mexico, known as the Alianza Popular Revolucionaria Americana, or American Popular Revolutionary Alliance, or APRA, spread to Peru under the leadership of Víctor Raúl Haya de la Torre. This continent-wide popular alliance quickly became a prominent center-left political party in Peru and a strong antagonist to Peru’s armed forces. In the presidential election of 1931, Luis Sánchez-Cerro (1931-33) defeated APRA’s Haya de la Torre, who accused Sánchez-Cerro of fraud.

Despite the political turmoil, Peru’s economy was one of the least affected by the Great Depression because of Peru’s relatively diversified range of exports, led by cotton, lead and zinc. Unlike many other Latin American countries that adopted import-substitution industrialization measures to counteract the effects of the Great Depression, Peru made relatively few alterations to its long-term model of export-oriented growth.

In 1939, Manuel Prado y Ugarteche (1939-45), a Lima banker from a prominent family and son of a former president, was elected president. He was soon confronted with a border conflict with Ecuador that led to a brief war in 1941. The conflict dated back to the post-independence period. Following independence, Ecuador had been left without access to either the Amazon River or the Río Marañón, the region’s other major waterway, and thus without direct access to the Atlantic Ocean. In an effort to assert its territorial claims in a region near the Río Marañón in the Amazon Basin, Ecuador’s military occupied the town of Zarumilla along its southwestern border with Peru. The Peruvian army responded and defeated the Ecuadorian army. For a discussion of Peru’s relations with Ecuador, see “—Foreign Policy and Membership in International and Regional Organizations—Relations with Ecuador.”

During the 1950s and 1960s, Peru experienced export-led growth and increased national and foreign investment. During this time, many peasants migrated to the coast, the center of Peru’s economic growth. As a result of heavy migration, the population of metropolitan Lima increased from 100,000 in 1940 to over 1.6 million in 1961.

In 1968, Peru returned to military rule when General Juan Velasco Alvarado (1968-1975) overthrew elected President Fernando Belaúnde Terry of Acción Popular, or AP. Velasco implemented an extensive program of agrarian reform and nationalized the fishmeal and oil industries, several banks and petroleum and mining companies. General Francisco Morales-Bermúdez Cerruti replaced Velasco in 1975. He presided over the transition to civilian rule and the adoption of a new constitution in 1979.

In 1980, voters reelected Belaúnde in the first popular elections since 1968. Belaúnde attempted to cut spending and dismantle many of the military government’s populist reforms. Soaring inflation and unemployment, however, made it difficult to curb public spending. At the same time, Belaúnde’s government was destabilized by the rise of subversive movements.

The Sendero Luminoso, or the Shining Path, was founded in 1970 as an offshoot of the Peruvian Communist Party. The group espoused a Maoist ideology and initiated terrorist activities in 1980 as a means of overthrowing the government. The Movimiento Revolucionario Túpac Amaru, or Tupac Amaru, was founded in 1984 as a radical leftist organization that promoted communal ownership of property and advocated an armed struggle against capitalism. These two groups took advantage of mounting social unrest produced by 12 years of military rule and growing class consciousness among indigenous communities to recruit members. They raised funds by establishing a financial alliance with drug traffickers and protecting expanding coca fields. Drawing on these funds, the Shining Path and Tupac Amaru waged a guerilla war against the government and engaged in rural terrorism.

Alan García Pérez of the APRA party was elected president in 1985. The first García administration was plagued by terrorist activity from the Shining Path and Tupac Amaru and by allegations of corruption. President García pursued a populist agenda, financed by substantial increases in government spending that led to a record 7,650% inflation rate in 1990. President García attempted to nationalize the banking system and limited Peru’s debt service payments to no more than 10% of total exports. In response, international creditors refused to extend new credit to Peru. During the first García administration, GDP contracted by 20% from levels in the early 1980s.

In 1990, voters elected Alberto Fujimori of the Cambio 90 party as president. Fujimori implemented a comprehensive neo-liberal economic program based on fiscal discipline, a stable monetary policy and aggressive privatization of state-owned industries. These initiatives succeeded in curbing inflation, reducing public external debt and fostering economic growth. For a discussion of Fujimori’s economic policies, see “The Economy—History and Background” below.

President Fujimori also launched a successful campaign against the terrorist activities of the Shining Path and Tupac Amaru. In September 1992, the police captured the Shining Path’s founder, Abimael Guzmán, and its other principal leaders. In 1997, Peruvian armed forces killed several Tupac Amaru leaders, including its principal leader, Néstor Cerpa Cartolini, in a rescue operation to free hostages being held by Tupac Amaru at the Japanese Embassy in Lima.

In 1995, Peru and Ecuador fought a brief war over a disputed area on their border. This dispute dated to the Protocolo de Río de Janeiro of 1942, or Rio de Janeiro Protocol, a treaty between Peru and Ecuador signed after the brief war these countries fought in 1941. The dispute was finally settled in 1998. For a description of this dispute and Peru’s relations with Ecuador, see “—Foreign Policy and Membership in International and Regional Organizations—Relations with Ecuador” below.

Fujimori’s harsh governing style created significant congressional opposition. On April 5, 1992, Fujimori dissolved Congress and, in November 1992, called for the election of a constitutional congress, which adopted a new constitution in 1993. The new 1993 Constitution gave the President authority to issue emergency decrees relating to economic and financial matters, if those decrees are in the national interest and do not relate to tax matters. Emergency decrees have the force of law and do not require previous legislative approval, although Congress may subsequently modify or derogate those decrees. Under the 1993 Constitution, Congress may censure or obtain a no-confidence resolution against the President’s Consejo de Ministros, or Council of Ministers, forcing their removal. The 1993 Constitution bars the President from dissolving Congress during the last year of the President’s term in office. In addition, the 1993 Constitution allowed sitting presidents to stand for re-election to two consecutive terms, which was prohibited under the 1979 Constitution. President Fujimori was reelected for a second term in 1995 by a wide margin.

Following the dissolution of Congress in 1992 and the adoption of the 1993 Constitution, President Fujimori centralized power in the executive branch, thus undermining legal mechanisms of accountability, strengthening the powers of the military and intelligence service and compromising the autonomy of the legislative and judicial branches, and curtailing freedom of the press. These measures debilitated Peru’s political system, fostered widespread political corruption, and, in the later years of President Fujimori’s administration, undermined the success of his economic program.

Although the 1993 Constitution allowed presidents to serve for only two consecutive terms, in August 1996 Congress passed an interpretative law clarifying that this limit applied only to presidential terms beginning after 1993. In December 1996, the Constitutional Tribunal, with the vote of three members, with four justices abstaining, ruled that the 1996 interpretative law did not apply to President Fujimori. In May 1997, Congress removed the three justices who voted in favor of this ruling on the basis that they had exceeded their authority by attempting to issue a binding opinion with the vote of only a minority of the Constitutional Tribunal’s members. The president of the Constitutional Tribunal later resigned in protest over Congress’ action. On July 28, 2000, Fujimori began a controversial third term as president amid allegations of electoral fraud.

In September 2000, a bribery scandal involving Vladimiro Montesinos, a former army captain and lawyer who became an advisor to Peru’s intelligence agency and a close ally of President Fujimori, prompted charges of political corruption within the Fujimori administration. President Fujimori responded to the increased criticism and mounting protests by calling for new presidential elections to be held in April 2001. He also announced that he would not seek reelection. Weeks later, however, the growing investigation into corruption charges and condemnation of Montesinos and his ties to the President led President Fujimori to resign while on an international presidential trip but the Peruvian Congress refused to accept Fujimori’s resignation. Rather, Congress removed President Fujimori from office, declared the post of Chief of State vacant due to moral incapacity and barred him from holding any Peruvian public office for ten years.

Fearing prosecution and claiming that he could not be tried in Peru because of his Japanese citizenship, President Fujimori refused to return to Peru. Under the 1993 Constitution, the First Vice President was next in line for the presidency, but Peru’s First Vice President had resigned in October 2000 in protest of Montesinos’ influence within the Fujimori administration. The Second Vice President also resigned following President Fujimori’s removal as a result of his connection to Fujimori and pressure by opposition congressmen. Under the 1993 Constitution, executive authority shifted to Valentín Paniagua Corazao, the president of Congress, who became president on November 22, 2000.

Presidential and congressional elections were held on April 8, 2001. In the presidential contest, Alejandro Toledo Manrique of the Perú Posible party obtained 36.5% of the vote, former President Alan García Pérez of the APRA obtained 25.8% of the vote and Lourdes Flores Nano of the Unidad Nacional party, or UN, obtained 24.3% of the vote. In June 2001, Toledo won the presidency in a runoff election against Alan García, receiving 53.1% of the vote to García’s 46.9% of the vote.

On August 27, 2001, Congress voted to remove President Fujimori’s presidential immunity. On September 5, 2001, Peru’s Attorney General formally charged Fujimori with the murder of 15 people in 1991 and the forced disappearance and murder of nine students and a professor in 1992. Since 2000, Congress has, at seven different times, approved charges against President Fujimori, including embezzlement and murder. In July 2003, the government presented a formal extradition request to the Japanese government for President Fujimori, based on criminal charges. The Japanese government rejected the request because Peru and Japan do not have an extradition treaty and President Fujimori, the son of Japanese immigrants, is protected from extradition by virtue of his Japanese citizenship. On October 15, 2004, Peru made a second request for extradition based on forgery and embezzlement charges. Japan tabled its consideration of this request. By March 2005, the extradition request to the Japanese government had stalled. On November 6, 2005, President Fujimori arrived in Chile, where he was arrested and subject to an extradition process petitioned by the Peruvian government. After 34 months in Chile, President Fujimori was extradited to Peru in September 2007 to face criminal charges in 7 separate trials. In December 2008 he was sentenced to a 6-year term in prison for the illegal search and seizure of his former intelligence advisor’s home. The sentence is currently under review by an appellate court. There are 6 trials pending sentencing against President Fujimori.

In June 2001, Alejandro Toledo Manrique was elected president based on a platform that recognized the value of an open economic system and rejected Fujimori’s legacy of political coercion and financial misdealings. Despite the economic achievements between 1990 and 2000, poverty remains a persistent problem in Peru. More than half of the population lives below the poverty line, as defined by the World Bank, adjusted to reflect differences in purchasing power. A significant number of Peruvians live on a monthly per capita income of less than US$30.

President Toledo implemented a number of proposals to stimulate Peru’s economy, including privatization and fiscal austerity programs. Toledo’s policies spurred sustained economic growth since the fourth quarter of 2001. Despite this economic growth, the Toledo administration fell in political polls and faced ongoing social protests and unrest spurred by disappointment that President Toledo’s policies had not immediately led to a significant reduction in the high rates of unemployment, underemployment and poverty, and political scandals.

Under President Toledo, Peru had one of the best performing economies in Latin America attributable to the growth in the mining and export sectors; however, major challenges remained as the government faced strong social pressures to reduce poverty and unemployment levels.

Presidential elections were last held on April 9, 2006. In the first round of elections, Ollanta Humala obtained 3.78 million votes (30.6%), Alan García obtained 3.0 million votes (24.3%), Lourdes Flores of the Unidad Nacional coalition obtained 2.9 million votes (23.8%), Martha Chávez of the pro-Fujimori alliance or Alianza Por El Futuro party obtained 912,000 votes (7.4%) and Valentin Paniagua obtained 706,000 (5.8%). Keiko Fujimori, President Fujimori’s daughter obtained the highest number of votes for congress. Since no single presidential candidate obtained a majority of the votes, a run-off election was held on June 4, 2006 between Humala and García, in which Alan García was elected to a five-year term, sixteen years after his first administration (1985-90). On July 28, 2006, Alan García was sworn in as the new president of Peru after winning approximately 53% of the nationwide vote in the run-off election held on June 4, 2006.

As was the case with the Toledo administration, the García administration has seen its approval ratings decline in the months following inauguration. Since then the approval ratings have remained low, but have not generated any social unrest. Similar low approval ratings during the Toledo administration did not affect its ability to govern and are not expected to have a material adverse impact with respect to the García administration. Despite the low approval ratings, the government has had, during 2008, a stable political environment.

Government

Regional Governments. Peru is a representative democracy that is geographically and administratively divided into 25 regional governments. Prior to January 1, 2003, Peru was divided into 24 Temporary Regional Administration Councils, or “regional councils.” The regional councils were divided into 193 provinces and the constitutional province of Callao, Peru’s principal port, adjacent to Lima, and 1,828 districts. Each regional council was governed by an administrative official appointed by the President and formed part of the government. Provinces and districts have their own civil governments, which are independent of the national government.

As of January 1, 2003, Peru’s regional councils were replaced by 25 new regional governments, each governed by elected officials and independent of the government. Elections were last held in November 2006 for the presidents, vice presidents and members of local councils for each of the regional governments. The elected officials will serve five-year terms. The APRA won three of the 25 regional presidencies and Unión Por el Perú, or UPP, won one. The 21 other regional presidencies were won by independents and smaller parties.

On November 8, 2002, Congress passed the law establishing the framework under which the regional governments operate. The law grants to the regional governments the authority to borrow money and issue debt domestically or internationally, so long as, in the latter case, the debt is guaranteed by the national government. In addition, the law grants to the regional governments the power to propose the creation or elimination of regional taxes. Under the 1993 Constitution, only Congress and the Executive Branch, pursuant to legislative authority delegated by Congress, may create, amend or eliminate taxes.

On January 1, 2003, Congress granted to the national government the exclusive power to determine, conduct and manage national and regional policies in accordance with national and regional needs. As of 2003 the national budget has been distributed among the national government, the regional governments and the municipal governments in accordance with the new governmental structure. A portion of the national budgets that are earmarked for the regional governments are to be funded from privatization proceeds.

National Government. The 1993 Constitution provides for a presidential system of government in which national powers are divided among independent executive, legislative and judicial branches.

Executive power is exercised by the President, who appoints ministers, enacts the laws passed by the legislative branch and is the commander-in-chief of the armed forces. The President may enter into treaties without prior congressional approval, except for treaties relating to human rights, Peru’s sovereignty, national defense, financial obligations to be assumed by the government and treaties that create, modify, or repeal taxes or overrule existing laws. The President is directly elected for a five-year term. The 1993 Constitution abrogated the ban on presidential reelection and provided that a President may be reelected only to one consecutive term. The 1993 Constitution was amended in November 2000, reinstating the ban on consecutive presidential terms. Former presidents may seek the presidency again after a presidential term has elapsed.

The 1993 Constitution provides for two electoral rounds. If the first round does not yield a majority vote for any one presidential candidate, a majority in the first round being 50% plus one of the total votes cast, a second round is held between the two presidential candidates who obtained the greatest number of votes in the first round. The 1993 Constitution introduced the positions of First and Second Vice President. These officials are popularly elected but have no constitutional functions unless the President is unable to discharge his duties. If the President cannot discharge his duties, the First Vice President assumes the presidency. The Second Vice President assumes the presidency if the First Vice President is unable to discharge his duties.

After the President, executive authority is vested in the Council of Ministers, which is headed by the President of the Council of Ministers, who is appointed by the President. The Council of Ministers oversees and coordinates the activities of Peru’s various ministries and approves all legislative proposals sent by the President to Congress. However, the Counsel of Ministers may not approve laws without the President’s approval. Each member of the Council of Ministers may approve ministerial resolutions without the President’s consent, but these are regulations that do not have the force of laws approved by Congress and are superseded by laws proposed by the Council of Ministers and approved by the President.

The legislative branch consists of a unicameral congress composed of 120 members who are elected for a five-year term, with all seats subject to reelection at the end of each five-year period. There are 25 electoral districts and the number of members elected by each district is proportional to the district’s population. Lima, the most populous district, elects 35 members. The next congressional elections are scheduled for April 2011.

In addition to passing laws, Congress is empowered to approve the government’s budget and to approve treaties. Congress may delegate to the executive branch, for defined periods of time, legislative authority over specific matters.

The highest courts in Peru are the 18-member Supreme Court of Justice and the seven-member Constitutional Tribunal. The Peruvian judicial system is also composed of:

•

justices of the peace, who preside over district court proceedings related to alimony, landlord-tenant, personal debt and real and personal property disputes and who function as arbiters but cannot issue legally-binding decisions;

•

courts of first instance, which include civil, penal and special-chamber courts having jurisdiction over all cases not under the express jurisdiction of other courts, and a series of specialized courts dealing with matters such as drug-related cases, and which were established to reduce the backlog of cases pending final action in the other courts of first instance;

•

military courts, which adjudicate charges of criminal conduct brought against members of the armed forces and the police while discharging their duties and charges of national treason and terrorism brought against civilians; and

•	superior courts, which review judgments rendered by all lower courts, except military courts.

All judges in the Peruvian judicial system, with the exception of justices of the peace, who are elected by popular vote, and members of the Constitutional Tribunal, who are elected by Congress, are appointed and may be removed only by the Consejo Nacional de la Magistratura, or Judiciary Council. This independent body is composed of seven members who are elected for five-year terms by several national entities, through secret votes, as follows:

•	one member is elected by the Supreme Court of Justice;

•	one member is elected by the Junta de Fiscales Supremos, or Board of Supreme Prosecutors;

•	one member is elected by the members of the bar associations;

•	one member is elected by the presidents of the national universities;

•	one member is elected by the presidents of the private universities; and

•	two members are elected by Peru’s other collegiate associations of professionals.

In addition, the Judiciary Council may elect two additional members. The Judiciary Council reviews and ratifies all judges every seven years, including the members of the Supreme Court of Justice and justices of the peace.

The Supreme Court of Justice has ultimate jurisdiction over all matters adjudicated by the superior courts and over all military court rulings in which the death penalty is imposed. Its members must be over age 45 and must retire by age 70. The Judiciary Council may refuse to ratify or may remove a member of the Supreme Court of Justice only because of physical or mental incapacity, or for engaging in conduct incompatible with his or her duties.

The Constitutional Tribunal is the final arbiter of the Constitution. Its members are appointed by Congress for five-year terms, are not subject to reelection and cannot be removed before their term expires, unless Congress determines that a magistrate has:

•	become physically incapacitated or morally unfit;

•	engaged in conduct incompatible with his or her duties; or

•	been found guilty of a crime.

Political Parties

With the exception of the APRA and AP, Peru’s political parties do not have deep historical roots and often change, merge or dissolve. Currently, the principal political parties in Peru are APRA, UPP, UN, Alianza por el Futuro, Perú Posible and Restauración Nacional.

APRA (Alianza Popular Revolucionaria Americana). Initially left wing in its outlook, the APRA became a conservative force during the 1950s and is now a center-left party. President Alan García, a member of the APRA, first became president in 1985. In the 2001 presidential election, García obtained significant support, forcing a runoff in which Alejandro Toledo prevailed. On June 4, 2006, García won a run-off vote having campaigned on promises to tackle poverty and boost economic growth.

UPP (Unión por el Perú). The UPP was founded by Javier Pérez de Cuellar in 1995, when he unsuccessfully challenged Fujimori for the presidency. Originally UPP was a center-left party with socially-oriented ideologies, but since its 2006 alliance with the Nationalist Party of Peru it has transformed into a radical left wing party with strong influence from the Venezuelan president Hugo Chavez. In the 2006 elections, under the leadership of nationalist Ollanta Humala, UPP obtained the highest congressional vote although less than the majority of the seats in Congress. As of 2006 several UPP congressmen have left the party to join other parties or become independents.

UN (Unidad Nacional). The UN is an electoral alliance formed by the traditional party Partido Popular Cristiano and independent congressmen. Solidaridad Nacional and Avancemos, two parties which were part of the alliance left it in 2008, effectively terminating it. The UN supports socially oriented market policies with a focus on promoting Christian values. Lourdes Flores Nano ran as the UN’s presidential candidate in 2006.

Alianza por el Futuro. The Alianza por el Futuro party is a political alliance formed by pro-Fujimori parties Change 90 (Cambio 90) and New Majority (Nueva Mayoría) for the 2006 national elections. Its presidential candidate was former president of Congress Martha Chávez Cossio. Keiko Fujimori, the daughter of former President Fujimori and a candidate for congress, obtained the highest number of votes for congress in the 2006 elections.

Perú Posible. Perú Posible seeks to promote economic growth through a liberal economic program designed to foster domestic and foreign investment and fiscal and macroeconomic stability, while investing in social programs designed to alleviate poverty and create employment. Peru’s former president, Alejandro Toledo, founded the party in 1994.

Restauración Nacional. The Restauración Nacional party is a Peruvian religious political party controlled by evangelical Christian groups. In the 2006 elections, it won 4% of the popular vote.

AP (Acción Popular). The AP supports a moderate reform program that emphasizes modernization and development through an activist public sector. Fernando Belaúnde, who served as President from 1963 to 1968 and from 1980 to 1985, founded the AP in 1956. The AP’s membership included Valentín Paniagua, who became President during the transition government that followed Fujimori’s removal in 2000. In the 2006 elections AP run as part of the now dissolved Frente de Centro political alliance.

The following table provides congressional representation of each of the political parties as of the most recent election in 2006.

	Congress
	Seats	%
UPP	45	37.5
APRA	36	30.0
UN	17	14.2
Alianza por el Futuro	13	10.8
Frente de Centro	5	4.1
Perú Posible	2	1.7
Restauración Nacional	2	1.7

Total	120	100.0

Source: Ministry of Economy and Finance.

Foreign Policy and Membership in International and Regional Organizations

Peru has not been involved in any significant international conflicts since the end of its border dispute with Ecuador in 1998. A brief diplomatic dispute erupted in 2001 between Peru and Venezuela in connection with the capture of the former advisor to Peru’s intelligence agency, Vladimiro Montesinos, in Venezuela. Peru alleged that Venezuela had temporarily hidden and protected Montesinos after formal charges had been brought against him in Peru, a claim that Venezuela denied. Venezuela temporarily severed relations with Peru between June 28 and July 28, 2001, but relations between the two countries were restored. President Alan García has expressed his intention to strengthen good relations with Venezuela as long as Venezuela does not interfere with Peruvian internal matters.

In July 2003, Peru presented a formal extradition request to the Japanese government for Alberto Fujimori based on criminal charges. The request was rejected by the Japanese government due to Fujimori’s Japanese citizenship. On October 15, 2004, Peru made a second request for extradition based on forgery and embezzlement charges, but the extradition process stalled. Peru’s commercial and other ties with Japan were not adversely affected by the dispute. On November 6, 2005, police in Chile arrested Fujimori after he began a surprise visit to Chile. Peruvian authorities presented numerous formal requests for Fujimori’s extradition. On September 21, 2007, Fujimori’s extradition was granted by the Chilean Supreme Court and he was extradited to Peru that same day.

Despite Peru’s and Chile’s dispute concerning the maritime boundary allegedly delineated in the 19th century War of the Pacific, the two countries enjoy good relations. On November 4, 2004, the foreign ministers of Peru and Chile signed a joint statement expressing an intent to forge closer ties and further develop bilateral relations and in August 2006 an economic complementation agreement was signed among both countries. However, the enactment of a declaration of maritime borders by Peru’s Congress on November 15, 2005 created a dispute among Peru and Chile countries over the maritime delimitation of their border. In order to settle the maritime delimitation dispute through established international law channels, Peru instituted on January 16, 2008 proceedings against Chile before the International Court of Justice, or ICJ. The court has fixed March 20, 2009 as the time-limit for the filing of a Memorial by Peru and March 9, 2010 as the time-limit for the filing of a Counter-Memorial by Chile. These proceedings have not damaged relations between Peru and Chile and economic relations among both countries have continued to strengthen.

Peru maintains diplomatic relations with 167 countries and is a member of 162 regional and international organizations and forums, including:

•	the United Nations;

•	the Organization of American States;

•	the Community of Andean Nations, formerly known as the Andean Pact;

•	the World Trade Organization, or WTO;

•	the Latin American Integration Association;

•	the IADB;

•	the IMF;

•	the World Bank;

•	the International Finance Corporation;

•	the CAF;

•	the Asia-Pacific Economic Cooperation;

•	the Free Trade Area of the Americas;

•	the TPA; and

•	the Mercosur (as an associate member).

Peru joined the General Agreement on Tariffs and Trade in 1951 and is a founding member of the WTO, which was established in January 1995. In addition, Peru participates in several regional initiatives designed to promote trade and foreign investment. The most significant of these initiatives are the following:

•

Since 1980, Peru has been a member of the Latin America Integration Association, which promotes and coordinates bilateral trade agreements between its member countries. Under the auspices of this association, Peru has signed preferential tariff agreements with Argentina, Brazil, Cuba, Mexico, Paraguay and Uruguay.

•

Since 1990, Peru has been a member of the Community of Andean Nations, which also includes Bolivia, Colombia and Ecuador. This organization seeks to promote economic integration and cooperation. As of December 31, 2005, a free trade zone between the members of the Community of Andean Nations was effectively created. The common market provides for the free trade of goods, services, capital and people between its member countries. In April 1998, the Community of Andean Nations signed a framework agreement with the Common Market of the South, or Mercosur, whose members are Argentina, Brazil, Paraguay and Uruguay, to create a free trade zone between the two economic blocs. The Community of Andean Nations has also reached bilateral agreements with Brazil and Argentina as a first step towards the creation of free trade arrangements with these countries. On December 16, 2003, the Community of Andean Nations reached a trade pact with Mercosur.

•

Since 1990, Peru has been a beneficiary of the General System of Preferences for the Andean Countries, a program of unilateral trade preferences granted by the European Union that is intended to promote economic development in the Andean region. Under the program, the European Union sets zero tariffs for fishing, agriculture and textile products from Peru. This program was scheduled to expire on December 31, 2001, but was automatically extended for three years on December 10, 2001. In June 2005, a new General System of Preferences was adopted in accordance with the new rules set forth by the WTO, and the program was extended until December 2008.

•

Since 1991, Peru has been, together with Bolivia, Ecuador and Colombia, a beneficiary of the U.S. ATPDEA, a program of unilateral trade preferences granted by the United States to promote export diversification and broad-based economic development as an alternative to drug-crop production in the Andean region. The United States has repeatedly renewed ATPDEA with the last renewal set to expire on December 31, 2009.

•

In 1994, Peru participated in the Summit of the Americas in Miami, which led to the establishment of the Free Trade Agreement of the Americas. This agreement seeks to create a free trade zone in the Western Hemisphere, which, if implemented, would grant preferential treatment to Peruvian goods and services exported to other member countries.

•

Since November 1998, Peru has been a member of the Asia-Pacific Economic Cooperation, which seeks to achieve free trade in the Asia-Pacific region through a progressive reduction in the tariffs of its member countries. This organization establishes trade rules in areas of foreign investments, rules of origin, customs procedures, technical barriers to trade, unfair trade practices, promotion of competition, intellectual property and dispute resolution.

•

In August 2003, Peru signed an agreement with Brazil to become an associate member of Mercosur. On December 16, 2003, Peru was accepted as an associate member of Mercosur. Mercosur, formed by Argentina, Brazil, Paraguay and Uruguay, also includes associate members Bolivia, Chile, Colombia, Ecuador and Venezuela, which will become a member. Mercosur seeks to create a full common market in goods, services and factors of production among its members and to establish common external tariffs for trade with non-members. Peru expects to eliminate gradually its trade barriers with the members of Mercosur, with a goal of barrier-free trade with Paraguay and Uruguay in 13 years and with Argentina and Brazil in 15 years.

•

On December 8, 2004, Peru, together with Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Guyana, Paraguay, Suriname, Uruguay and Venezuela, signed an agreement to create the South American Community of Nations, envisioned as an economic and political block similar to the European Union that ultimately will have a single currency.

•

On December 9, 2004, Peru and Brazil signed an agreement to build a 1,200 km transoceanic roadway from the Brazilian city of Assis, in the state of Acre, to three Peruvian ports, Matarani, Ilo, and Marcona, on Peru’s Pacific coast. Peru has granted a concession to private interests to build the portion of this road that is in its territory.

•

On November 19, 2005, Peru and Thailand signed a Protocol to Accelerate the Liberalization of Trade in Goods and Trade Facilitation in order to strengthen and enhance economic partnership between the two countries.

•	On November 30, 2005, Peru signed an Economic Complementation Agreement with Argentina, Brazil, Paraguay and Uruguay, members of Mercosur.

•

In April 2006, Peru signed the TPA with the United States. In June 2006 and November 2007, the Congress of Peru and the U.S. Congress approved the Peru Trade Promotion Agreement, and the U.S. Senate approved it in December 2007. The TPA shall become effective in January 2009 upon fulfillment of certain conditions. To fulfill such conditions Peru has enacted 99 Legislative Decrees, some of which are pending approval of their regulations to become effective.

•	In June 2006, Peru held a sixth round of negotiations with Mexico in order to extend the Economic Complementation Agreement signed in March 1987.

•

In August 2006, Peru signed a free trade agreement with Chile to expand the Economic Complementation Agreement of June 1998. This new free trade agreement gradually eliminates all customs duties between the two countries, provides for a substantial reduction in tariffs over a ten-year period and establishes a framework for cooperation in foreign investment, customs procedures, tourism, services trade, dispute resolution and sanitary requirements.

•	In May 2008, Peru signed a free trade agreement with Canada.

•	In May 2008, Peru signed a free trade agreement with Singapore.

Relations with Ecuador

Peru has had several territorial disputes with Ecuador dating back to colonial times. A significant military clash occurred in 1941, which came to an end in 1942 with the signing of the Rio de Janeiro Protocol. This settlement, sponsored by Argentina, Brazil, Chile and the United States, established territorial limits between Peru and Ecuador but failed to delineate clearly their border in a 78-kilometer section of the Andean foothills. Further disputes over the border in this region led to additional clashes in 1981 and 1995. In the latest clash, thousands of soldiers from each country fought an intense but localized war in the disputed territory of the upper Cenepa valley.

A peace agreement brokered in February 1995 by the four sponsors of the Rio de Janeiro Protocol led to the cessation of hostilities and established the Military Observers Mission to Ecuador-Peru to monitor activities in the disputed area. In 1996, Peru and Ecuador began a series of meetings that led to the 1998 Brasilia Agreement, which defined the border in the disputed area. The border agreed upon tracks the peaks of the Cordillera del Cóndor mountain range. The 1998 Brasilia Agreement granted Ecuador private ownership of a hill known as Tiwinza, but it was agreed that the hill would remain under Peruvian sovereignty. In May 1999, a complete demarcation of the border was completed. The 1998 Brasilia Agreement also established terms of bilateral trade and navigational understandings between the two nations and created the Bi-National Commission for Border Integration. This commission led to the launch of a US$3.0 billion regional development program to improve social and economic conditions along the border.

Peru currently maintains strong political and economic relations with Ecuador. The two governments have signed further agreements on border development, navigation, security and trade.

Narco-terrorism and Delinquency

In the 1980s and early 1990s, the Shining Path and Tupac Amaru conducted indiscriminate bombings and selective assassinations in Peru. The government estimates that from 1980 to 1995, the Shining Path’s terrorist activities led to the deaths of approximately 31,300 people. The capture in 1992 of the Shining Path’s founder, Abimael Guzmán, his subsequent life sentence and the jailing of most of the Shining Path’s central committee, considerably weakened the Shining Path. Although the Shining Path is no longer as powerful as it was during the 1980s and early 1990s, members still operate in remote regions in central and southern Peru, where military patrols have decreased due to cuts in military spending. During the last years there have been sporadic subversive actions in rural areas, especially in the jungle, which have been attributed to the Shining Path.

Shining Path members have formed alliances with coca farmers and drug traffickers in drug-growing areas of the Upper Huallaga and Apurimac valleys to provide armed protection against the government’s interdiction efforts. In response to this activity, security forces in Peru continue to monitor subversive activities and have maintained their efforts to prevent the resurgence of a significant terrorist threat, including by reactivating anti-terrorist bases in the valleys, training farmers in areas where the Shining Path operates to assist the military and heightening security in Lima.

The limited state presence in large portions of the interior challenges the Peruvian government’s ability to ensure broad-based development for all Peruvians. Peru’s tropical forests are increasingly threatened by shifting migration patterns, unsustainable exploitation of the forest, and the destructive impact of illicit coca production and processing. The lack of government presence in these areas allows drug trafficking, illegal logging, terrorism and other criminal practices to flourish, creating a corrupt, violent and conflictive environment that limits economic opportunities and prevents sustainable economic growth and development.

During 2007 there was a slight increase in the production of coca from 51,400 hectares in 2006 to 53,700 hectares in 2008. The Peruvian government reported the eradication of 12,072 hectares of coca fields in 2007, 616 hectares less than in 2006.

In addition to Peru’s coca crop, production of poppies, the source of heroin, has increased in Peru since 2003. In 2007 and the first nine months of 2008, the Peruvian government eradicated 28 and 16 hectares of poppies, respectively.

The Peruvian government has also implemented measures to prevent money laundering of funds from drug trafficking and other illegal activities. Peru requires financial institutions to conduct employee training in preventive methods, obtain basic knowledge about their clients and adhere to a code of conduct. Moreover financial institutions are required to report to the Unidad de Inteligencia Financiera (Financial Intelligence Bureau) any suspicious activity which may be related to money laundering or financing of terrorism.

Legal Proceedings

On October 6, 2003, Duke Energy International Peru Investments No 1 Ltd, or Duke Energy, filed a request for arbitration before the Centro Internacional de Arreglo de Diferencias Relativas a Inversiones, or CIADI (the International Center for Settlement of Investment Disputes), alleging that Peru breached the Legal Stability Agreement between Duke Energy and Peru by imposing a US$48.0 million tax assessment on Duke Energy’s affiliate, Duke Energy International Egenor S. en C. por A. for underpayment of taxes due, interest, fines and penalties. Duke Energy sought compensation for any increased tax costs or effects arising out of the assessment, amounts paid to the Peruvian government in connection with the tax assessment and costs of the arbitration proceedings. On August 18, 2008, the CIADI tribunal decided in favor of Duke Energy on one of the pleadings and dismissed the other. The award has found Peru liable to Duke Energy for damages of approximately US$18.4 million plus interest. Peru has until December 16, 2008 to seek the annulment of the award.

On July 17, 2006, Aguaytía Energy LLC, or Aguaytía Energy, filed a request for arbitration before the CIADI, alleging that Peru violated the legal stability agreement between Aguaytía Energy and Peru by the inappropriate classification of the transmission facilities of their wholly owned subsidiaries Eteselva S.R.L. and Termoselva S.R.L. Aguaytía Energy seeks compensation for US$40.4 million. This case is still pending.

On September 29, 2006, Mr. Tza Yap Shum and TSG Perú S.A.C., filed a request for arbitration before the CIADI, alleging that Peru had violated their international obligations under the bilateral investments promotion and protection agreement subscribed with the People’s Republic of China. Mr. Tza Yap Shum and TSG Perú S.A.C. seek compensation for US$15 million. This case is still pending.

On January 16, 2008, Peru instituted proceedings against Chile before the ICJ concerning a dispute in relation to the delimitation of the boundary between the maritime zones of both countries in the Pacific Ocean and the recognition in favour of Peru of a maritime zone lying within 200 nautical miles of Peru’s coast, which Chile considers to be part of the high seas. Peru has requested the Court to determine the course of the boundary between the maritime zones of Peru and Chile and to adjudge and declare that Peru possesses exclusive sovereign rights in the maritime area situated within the limit of 200 nautical miles from its coast but outside Chile’s exclusive economic zone or continental shelf. The ICJ has fixed time-limits for the filing of initial pleadings at March 20, 2009, for the filing of a Memorial by Peru, and March 9, 2010, as the time-limit for the filing of a Counter-Memorial by Chile.

THE ECONOMY

History and Background

Between 1930 and the mid-1960s, Peru had one of the most successful economies in Latin America. During this time, Peru generally deviated from the import-substitution model adopted by other countries in the region. Peru adhered, except for brief intervening periods, to laissez-faire, non-interventionist economic policies. The government encouraged foreign investment through tax incentives and legislation guaranteeing equal treatment of foreign and domestic investors. Aided by its main exports, consisting of fish, fish products, copper, petroleum and agricultural products, Peru’s economy grew steadily during this period.

Beginning in the mid-1960s, the Peruvian economy sustained a series of setbacks. Public sentiment began to turn resolutely against foreign investment. Pressure for change in economic policies increased as a result of:

•

class and social conflicts, characterized by populist resentment against the small economic elite that ruled Peru and against the presence of foreign companies in industries related to Peru’s national resources, such as petroleum and mining, and in other prominent sectors of the economy;

•

an economic slowdown brought about by a reduction in production and exports due principally to a sudden drop in fish catch and reduced mining and metal processing following the exhaustion of a number of the principal copper and other mines; and

•	the increased cost of living brought about by higher domestic food prices.

In 1968, the military government headed by General Juan Velasco Alvarado nationalized numerous private enterprises and conducted a campaign against foreign participation in the Peruvian economy. In 1969, the Velasco administration enacted Ley de Reforma Agraria, or the Agrarian Reform Law, which confiscated large estates from wealthy owners, turning the estates into cooperatives run by the former workers of the estates, and adopted high tariffs to shield local industry and manufacturing from foreign competition.

Peru’s currency became overvalued, making exports less competitive, and its debt grew sharply during the 1970s. Peru experienced large current account deficits and the Velasco administration borrowed abroad to finance these deficits rather than change its policies. Many cooperative farms, operated by people with little management experience, went bankrupt and agricultural production suffered.

In 1975, General Francisco Morales-Bermúdez Cerruti implemented an economic austerity program to correct the economic disequilibrium reflected in Peru’s fiscal and current account deficits and high external debt burden. The government implemented fiscal and monetary restraints and devalued the currency. These measures coincided with increases in world prices of Peru’s main exports. The fiscal deficit narrowed and by 1979 Peru had achieved a significant current account surplus.

In 1980, the civilian government led by Fernando Belaúnde reinstituted high spending and borrowing but was forced to adopt more restrained spending policies in later years. Alan García Pérez, who assumed the presidency in 1985, brought Peru to a deepening economic crisis. García increased spending, declared a debt moratorium and attempted to nationalize the banking system and other key industries. Private investment collapsed, the public sector deficit increased and exports dwindled. By 1990, the inflation rate had increased to 7,650%, net international reserves had been completely depleted and the economy had entered its third year of recession. The García administration was also beset by the terrorist activities of the Shining Path and Tupac Amaru.

In 1990, Alberto Fujimori, a university professor, won the presidential election on a campaign platform that emphasized his “outsider” status and his opposition to “traditional” politicians. President Fujimori inherited an economy beset by recession, hyperinflation and high levels of external debt. President Fujimori immediately moved to cut public spending, increase taxes, tame inflation and open domestic markets to foreign investment.

Within the first few years of his presidency, President Fujimori dismantled protectionist and interventionist laws and policies to create a liberal economy dominated by private sector and market forces. In order to encourage foreign investment, the Fujimori administration undertook an ambitious privatization program, strengthened and simplified Peru’s tax system, opened Peru to foreign investment and lifted exchange controls and restrictions on remittances of profits, dividends and royalties. Although the Fujimori administration successfully privatized many state entities, the privatization program waned in the later years of the administration because of adverse market conditions and Fujimori’s adoption of a more populist stance prior to the 2000 elections.

As time went on, the Fujimori administration became increasingly authoritarian, as evidenced by his dissolution of Congress in 1992, his consolidation of power in the hands of the presidency following adoption of the 1993 Constitution and his alliance with Vladimiro Montesinos, an intelligence advisor. President Fujimori’s authoritarianism exacted a price on Peru’s political system, although it had little effect on the successes of his economic program.

On November 20, 2000, Congress removed President Fujimori from office and Valentín Paniagua assumed the presidency on a provisional basis. The Paniagua administration adopted fiscal policies to reduce spending, restore confidence, reform the tax system and stabilize the economy.

In June 2001, Alejandro Toledo Manrique was elected president based on a platform that recognized the value of an open economic system and rejected Fujimori’s legacy of political authoritarianism. President Toledo vowed to restore democracy, fiscal discipline and transparency to the government. He pledged to increase the living standards of the poor and disadvantaged, who constitute a majority of Peru’s population, through improvements in education, health and employment opportunities. He also promised to continue the economic reforms and privatization program first advanced by the Fujimori administration.

President Toledo assumed the presidency in July 2001 against a backdrop of high unemployment and underemployment, economic recession and social need more severe than the Fujimori administration had acknowledged. Despite the economic achievements between 1990 and 2000, poverty remained a persistent problem in Peru. More than half of the population lived below the poverty line, as defined by the World Bank, adjusted to reflect differences in purchasing power. A significant number of Peruvians lived on a monthly per capita income of less than US$30.

President Toledo implemented a number of proposals to stimulate Peru’s economy, including privatization and fiscal austerity programs. President Toledo’s policies spurred sustained economic growth since the fourth quarter of 2001. Despite this economic growth, the Toledo administration fell in the polls and faced ongoing social protests and unrest spurred by disappointment that President Toledo’s policies did not immediately lead to a significant reduction in the high rates of unemployment, underemployment and poverty.

On June 4, 2006, President García was elected to a five-year term after winning approximately 53% of the nationwide vote. The current García administration was elected on a platform that seeks to implement social and political reforms and to provide continuity to macro-economic stability of recent years, as well as solidifying Peru’s relationships with its international partners. President García has pledged to turn away from policies that tend to isolate Peru from the United States and other developed economies, seeking instead to consolidate the existing relationships and sign trade agreements with these countries. President García has also pledged to seek economic development for all Peruvians while ensuring economic and political stability. In his first two years in office President García has signed free trade agreements with the United States, Canada and Singapore, and has continued with market oriented policies that have spurred economic growth to rates not seen since President Fujimori’s government.

Developments from 2003 to June 30, 2008

Introduction

During the years from 2003 to 2007 and the first six months of 2008, Peru experienced a period of general economic expansion. The economy grew 4.0% in 2003, 5.0% in 2004, 6.8% in 2005, 7.7% in 2006, 8.9% in 2007 and 10.3% in the first six months of 2008, the latter compared to the comparable period of 2007. Provided below is a discussion of the trends and events affecting the economic results during this period.

2003

During 2003, GDP grew by 4.0% compared to 2002. The sectors of the economy that experienced the greatest growth during 2003 were mining and hydrocarbons, which grew by 5.5% due to a strong production of gold and zinc in an environment of high international commodity prices, construction, which grew by 4.5%, and the electricity and water, and manufacturing sectors, which each grew by 3.7% and 3.6%, respectively, due to an increase in domestic demand.

The current account deficit during 2003 decreased by 5.9% to US$0.9 billion, representing 1.5% of GDP. This decrease was primarily attributable to an expanded trade surplus in 2003 due to high international commodity prices, especially prices for metals, and increased financial transfers, including workers’ remittances.

The following were the key economic results for 2003:

•	the non-financial public sector fiscal deficit as of December 31, 2003 was 1.7% of GDP, compared to 2.3% of GDP as of December 31, 2002;

•	the inflation rate for 2003 was 2.5%, compared to 1.5% for 2002; and

•	the net international reserves of the Central Bank as of December 31, 2003 increased 6.2% to US$10.2 billion, compared to US$9.6 billion as of December 31, 2002.

2004

The sustained economic expansion, which started in mid-2001, continued throughout 2004. During 2004, GDP grew 5.0% compared to 2003, primarily as a result of an increase in exports of goods and services (14.7%) and higher domestic demand (3.9%) driven by consumption (3.4%) and private investment (9.0%). In per capita terms, production grew 3.3%, compared to 2.4% in 2003.

The current account showed a small superavit of US$19 million in 2004, mainly attributed to the significant trade surplus and the increase in current transfers. This was the first surplus since 1979.

The following were the key economic results for 2004:

•	the non-financial public sector fiscal deficit as of December 31, 2004 was 1.0% of GDP, compared to 1.7% of GDP as of December 31, 2003;

•	the inflation rate for 2004 was 3.5%, compared to 2.5% in 2003; and

•	the net international reserves of the Central Bank as of December 31, 2004 increased to US$12.6 billion, compared to US$10.2 billion as of December 31, 2003.

2005

In 2005, GDP grew 6.8% compared to 2004. This growth was mainly attributable to domestic consumption and private sector investment. Exports grew 35.3% to US$17.3 billion in 2005, compared to 14.7% in 2004. The current account posted for a second year a surplus equivalent to 1.4% of GDP.

The following were the key economic results for 2005:

•	the non-financial public sector fiscal deficit as of December 31, 2005 was 0.3% of GDP, compared to 1.0% of GDP as of December 31, 2004;

•	the inflation rate for 2005 was 1.5% compared to 3.5% in 2004; and

•	the net international reserves of the Central Bank as of December 31, 2005 increased to US$14.1 billion, compared to US$12.6 billion as of December 31, 2004.

2006

In 2006, GDP grew 7.7% compared to 2005. This growth was mainly attributable to a general increase in all sectors that make up domestic demand, especially private consumption and private investment. Exports grew 37.0% to US$23.8 billion in 2006, compared to 36.6% in 2005. The current account posted, for the third year in a row, a surplus equivalent to 3.0% of GDP. For the first time since 1997 the non-financial public sector posted a fiscal superavit of 2.1% of GDP.

The following were the key economic results for 2006:

•	the non-financial public sector fiscal superavit as of December 31, 2006 was 2.1% of GDP, compared to a 0.3% deficit of GDP as of December 31, 2005;

•	the inflation rate for 2006 was 1.1% compared to 1.5% in 2005; and

•	the net international reserves of the Central Bank as of December 31, 2006 were US$17.3 billion, compared to US$14.1 billion as of December 31, 2005.

2007

In 2007, GDP grew 8.9% compared to 2006, the highest growth rate since 1997. This growth was mainly attributable to an increase in domestic demand, due to economic stability, employment growth and increased consumer confidence. Exports grew 17.5% to US$28.0 billion in 2007, compared to 37.0% in 2006. The current account posted, for a fourth year in a row, a surplus equivalent to 1.4% of GDP. The non-financial public sector fiscal superavit increased to 3.1% of GDP.

The following were the key economic results for 2007:

•	the non-financial public sector fiscal superavit as of December 31, 2007 was 3.1% of GDP, compared to 2.1% of GDP as of December 31, 2006;

•	the inflation rate for 2007 was 3.9% compared to 1.1% in 2006; and

•	the net international reserves of the Central Bank as of December 31, 2007 increased to US$27.7 billion, compared to US$17.3 billion as of December 31, 2006.

Six Months Ended June 30, 2008

By June 30, 2008, Peru had experienced 84 consecutive months of growth. During the six-month period ended June 30, 2008, GDP grew by 10.3%, compared to the comparable period in 2007. The sectors that experienced the greatest growth were construction, commerce, mining and hydrocarbons. The fast rate of growth in the construction sector during the period (19.8%) resulted from greater demand for the construction of residential homes, shopping malls and factories. The expansion in the wholesale and retail trade sector (12.9%) was due to increased sales of agricultural, manufactured, mining and imported products. The expansion in the mining and hydrocarbons sector (8.0%) was due to increased activity in metal mining and hydrocarbons; the latter due to increased production of natural gas. Secondary production grew by 12.1% due to expansion in the construction and manufacturing sectors, as a consequence of increased demand for metal, non-metallic, food and iron products fueled by growth in private consumption.

The following were the key economic results during the six months ended June 30, 2008:

•

the overall balance of the non-financial public sector registered a surplus of US$3.3 billion, or 5.1% of GDP, compared to a surplus of US$3.4 million, or 6.6% of GDP, for the six-month period ended June 30, 2007;

•	inflation increased by 3.5% during the period, compared to an inflation rate of 1.8% for the six-month period ended June 30, 2007; and

•	the net international reserves of the Central Bank increased to US$35.5 billion as of June 30, 2008 compared to US$21.5 billion as of June 30, 2007.

Developments in Argentina, Bolivia, Brazil, Colombia, Ecuador and Venezuela

On October 28, 2007, Cristina Fernández took office as new president of Argentina, succeeding her husband, president Néstor Kirchner. President Fernández is member of the same parties’ alliance as president Kirchner, Frente para la Victoria, which has a leftist ideology. Her first months in office have been marked by economic and political unrest, as well as high inflation rates and power outages and shortages. In March 2008 the Federal government introduced a new tariff regime, which effectively sets a maximum price for their crops. This sparked widespread strikes and protests by farmers, including a 21-day strike in which, among other things, roadblocks were set up throughout the country, triggering Argentina’s most significant political crisis in five years. As a consequence of the protests and the subsequent lack of support in the Senate for the tariff, the federal government abrogated the regime of sliding-scale export tariffs.

In Brazil, Luiz Inácio Lula da Silva was elected president on October 27, 2002 and reelected for a second four-year term on October 1, 2006. Brazil has shown strong growth and low inflation during the last few years, which has led to a decrease in unemployment and an improvement in the trade balance.

Under Bolivian president Evo Morales’ oil, gas and strategic sectors nationalization plan, Bolivia has expropriated foreign energy companies, mining companies, private pension funds and telecommunications companies’ interests in Bolivia or forced renegotiation under unfavorable terms. During late 2007 and 2008 President Morales experienced strong opposition from the rich producing provinces of the west of Bolivia, which forced a referendum to vacate his presidency. Even though president Morales won by a comfortable margin, the unstable political situation and struggle with the opposition provinces has continued. President Morales is also currently involved in a legal battle to call a referendum for a new constitution. President Morales is a strong ally of president Chávez.

Rafael Correa, an ally of president Chávez, was elected president of Ecuador in November 2006. His policies have been similar to those of Bolivia and Venezuela, having expropriated or forced the renegotiation under unfavorable terms of interests of foreign companies in the oil sector. In September 28, 2008 a constitutional reform promoted by president Correa was approved, increasing his powers and giving greater control of Ecuador’s resources to the state.

In Colombia president Alvaro Uribe, who was reelected in 2006, has continued with market-oriented policies and a strong drive to defeat the guerillas. During 2008 Colombia’s army has seen several successes in its war against the FARC guerilla, including the release through a military operation of prominent hostages, the death of its leader and increased rates of desertion amongst FARC members. President Uribe has tightened commercial and military ties with the United States and has signed a free trade agreement with the latter, which has not yet been approved by the U.S. Congress and Senate.

In Venezuela, the administration of President Hugo Chávez has promoted a model of increased state participation in the economy through exchange and price controls, state-owned companies, welfare programs, worker co-management and cooperatives and social production companies through which the Venezuelan government provides financial and training support. President Chávez has expropriated foreign companies’ interests, or forced sale under unfavorable terms, in several sectors of the economy, including steel, cement, energy, oil, media and telecommunications. President Chávez’s foreign policy has included intensive regional and international diplomacy intended to influence regional economic integration and diversify commercial relationships for the region. His foreign policy has opposed to United States interests in Latin America, which has included increased ties with countries such Russia, China and Iran. So far, windfall oil revenues have allowed an increase in domestic spending programs.

Negative investor reaction to developments in any of these countries could adversely affect the market for securities issued by Latin and South American countries, cause foreign investors to withhold capital from the region and cause uncertainty about plans for further integration of the region’s economies. Any of these events could adversely and materially affect Peru.

The Economic Policies of the García Administration

President García has promised to create more employment through the increase of national and foreign investments in projects such as the expansion and modernization of the Port of Callao and the inter-oceanic highway, as well as to create new opportunities in the agriculture, fishing, mining and hydrocarbons. President García has also proposed government investment in infrastructure with funds from austerity policies, contributions from mining companies and loans from multilateral financial institutions.

Gross Domestic Product and Structure of the Economy

In the five-year period ended December 31, 2007, Peru’s economy grew at an annual compound rate of 6.5% in real terms. The rate of growth was more pronounced in the period from 2005 to 2007, when GDP grew on average 7.8% in real terms, and specifically in 2007, when the rate of GDP growth was 8.9%. The economic expansion during this period has been based on solid economic fundamentals resulting from strong private investment, price stability, the improvement in public finances and lower external public debt. Since 2004 external factors, associated with favorable terms of trade and higher external demand, have been an additional factor, while private investment has continued to grow. However, since 2006 domestic demand (private investment and consumption) has been the main source of growth, with a 10.7% average increase in real terms between 2006 and 2007. In the first six months of 2008, Peru’s economy grew 10.3% in real terms, compared to the comparable period in 2007. That compares to an 8.3% growth in real terms during the first six months of 2007, compared to the comparable period in 2006.

In the five year period ended December 31, 2007, private consumption experienced an annual average increase of 5.3% in real terms, with an average annual increase of 6.4% during the last three years and 8.3% in 2007. As of 2007 gross private investment has been increasing gradually, with a strong growth in the last three years (18.5% annual average in real terms). During the first six months of 2008 private consumption grew on average 8.7%, compared to the comparable period in 2007.

During 2003, private consumption increased to US$43.5 billion, an increase of 3.4% in real terms, compared to US$41.0 billion in 2002, due to a 3.6% increase in disposable personal income and a small increase in urban employment. Gross investment increased during 2003 to US$11.3 billion, compared to US$10.4 billion in 2002, due to investments in significant mining and fuel projects.

During 2004, private consumption increased to US$47.7 billion, an increase of 3.6% in real terms, due to the increase in national disposable income and employment. Gross investment increased during 2004 to US$12.6 billion, due to higher company profits, factory expansions to meet increased local and export demand, greater investor confidence and higher demand for family housing.

During 2005, private consumption increased to US$52.5 billion, an increase of 4.6% in real terms, due to employment and income growth, as well as higher levels of consumer confidence and better credit conditions. Gross investment increased during 2005 to US$14.2 billion, due to greater investor confidence, influenced by a positive economic environment. Investments in housing construction were driven by the growth of bank mortgage loans, particularly of those associated with the Peruvian government-sponsored program Mivivienda.

During 2006, private consumption increased to US$57.1 billion, an increase of 6.4% in real terms, as a result of higher national disposable income and employment, as well as good credit conditions. Total gross investment increased 26.5% due to high confidence levels and credit conditions.

In 2007, demand was mainly driven by the rapid expansion in private consumption and private investment. Private consumption was US$66.1 billion, an increase of 8.3% in real terms compared to 2006, as a consequence of continued growth in employment across major cities, higher average incomes and increased access to and better terms of credit. Decentralized growth of employment has taken place in activities such as agriculture, commerce, transport and services –the principal sources of employment outside the capital city– with a positive impact on household spending. During 2007, gross investment increased to US$24.6 billion, a 26.1% increase in real terms, in the same period due to better terms of trade, increased sales and profits, and a positive evolution of business expectations, which encouraged companies to implement projects of technological renovation and plant expansion in order to respond to higher levels of demand. Private investment has been the principal factor that has increased demand during the recent economic expansion.

During the first six months of 2008, private consumption increased to US$41.2 billion, compared to US$32.3 billion during the comparable period in 2007, an increase of 8.7% in real terms, as a result of greater consumer confidence. Total gross investment increased 26.3% during the first six months of 2008, compared to the comparable period in 2007, due to increased income and improvement in risk perception by investors.

The following tables set forth GDP by expenditure for the periods shown.

Gross Domestic Product by Expenditure

(in millions of U.S. dollars, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Government consumption	6,301	6,950	7,980	8,811	9,834	4,274	5,335
Private consumption	43,522	47,752	52,511	57,083	66,086	32,292	41,233

Gross investment
Public sector	1,716	1,922	2,266	2,623	3,368	986	1,889
Private sector	9,225	10,556	12,289	15,227	20,105	9,061	13,313
Change in inventories	370	45	(351)	678	1,175	1,204	1,701

Total gross investment	11,312	12,523	14,204	18,528	24,648	11,250	16,902

Exports of goods and services	10,944	14,967	19,920	26,374	31,042	13,857	17,969
Imports of goods and services	10,712	12,429	15,218	18,354	24,087	10,790	16,586

Net (exports)	232	2,539	4,702	8,019	6,955	3,067	1,384

GDP	61,367	69,763	79,397	92,442	107,522	50,883	64,855

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(in millions of nuevos soles, at constant 1994 prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Government consumption	11,909	12,401	13,529	14,559	15,220	6,822	7,250
Private consumption	94,860	98,313	102,857	109,483	118,618	59,765	64,947

Gross investment
Public sector	3,684	3,893	4,368	4,924	5,893	1,786	2,905
Private sector	19,268	20,829	23,332	28,010	34,561	15,976	20,115
Change in inventories	792	91	(675)	1,243	2,637	2,558	2,641

Total gross investment	23,744	24,814	27,025	34,178	43,091	20,320	25,661

Exports of goods and services	24,491	28,221	32,512	32,772	34,816	15,961	17,917
Imports of goods and services	22,461	24,607	27,282	30,846	37,416	17,321	21,375

Net (exports)	2,031	3,614	5,230	1,926	(2,599)	(1,360)	(3,458)

GDP	132,545	139,141	148,640	160,145	174,329	85,547	94,399

(1)	Preliminary data.

Source: Central Bank.

From 2003 to 2007, domestic savings in Peru increased from 16.9% to 24.3% of GDP, due to an increase in both private and public savings, reflecting improvement in economic factors discussed above. In 2007, private savings represented 18.1% of GDP, compared to 18.0% of GDP in 2006. From 2003 to 2007, public savings increased due to increased tax collections. In 2007 public savings reached 6.3% of GDP, due primarily to the growth in tax revenues and delays in expenditures by regional and municipal governments. During the first six months of 2008 domestic savings in Peru were 22.2% of GDP, a decrease with respect to the 23.0% for the comparable period of 2007.

External savings, as a percentage of GDP, decreased from 1.5% in 2003 to 1.4% in 2007, reflecting an improvement in the current account balance, due to the growth in exports (mainly in exports of mineral and textiles products) and better terms of trade.

Domestic investment as a percentage of GDP increased from 18.4% in 2003 to 23.1% in 2007, showing an increase in private investment, which flowed mainly into mining projects, the Camisea gas project, residential investment, the construction of shopping centers and industrial expansion. Both macroeconomic stability and good business expectations encouraged investment growth during this period.

Gross Domestic Product by Expenditure

(as a percentage of total GPD, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Government consumption	10.3	10.0	10.1	9.5	9.1	8.4	8.2
Private consumption	70.9	68.4	66.1	61.8	60.5	63.5	63.6

Gross investment
Public sector	2.8	2.8	2.9	2.8	3.1	1.9	2.9
Private sector	15.0	15.1	15.5	16.5	18.7	17.8	20.5
Change in inventories	0.6	0.1	(0.4)	0.7	1.1	2.4	2.6

Total gross investment	18.4	18.0	17.9	20.0	22.9	22.1	26.1

Exports of goods and services	17.8	21.5	25.1	28.5	28.9	27.2	27.7
Imports of goods and services	17.5	17.8	19.2	19.9	22.4	21.2	25.6

Net (exports)	0.4	3.6	5.9	8.7	6.5	6.0	2.1

GDP	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(percentage change from previous period, at constant 1994 prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Government consumption	3.9	4.1	9.1	7.6	4.5	4.1	6.3
Private consumption	3.4	3.6	4.6	6.4	8.3	8.2	8.7

Gross investment
Public sector	4.0	5.7	12.2	12.7	19.7	4.8	62.7
Private sector	6.3	8.1	12.0	20.1	23.4	21.6	25.9
Change in inventories	(20.6)	(88.5)	(842.0)	284.3	112.1	50.7	3.2

Total gross investment	4.7	4.5	8.9	26.5	26.1	23.9	26.3

Exports of goods and services	6.2	15.2	15.2	0.8	6.2	4.2	12.3
Imports of goods and services	4.2	9.6	10.9	13.1	21.3	19.1	23.4

Net (exports)	34.6	78.0	44.7	(63.2)	(235.0)	(278.9)	(154.3)
GDP	4.0	5.0	6.8	7.7	8.9	8.3	10.3

(1)	Preliminary data.

Source: Central Bank.

As indicated in the table “Per Capital GDP”, the standard of living of the Peruvian population continually increased from 2003 to 2007. Per capita GDP rose from US$2,316 in 2003 to US$ 3,810 in 2007 due to increased commercial activity and greater access to employment, reflected in the growth of exports, and continued increases in domestic demand. During 2007, per capita GDP increased 15.7% due primarily to the expansion of private consumption and private investment.

Investment and Savings

(as a percentage of current GDP)

	As of December 31,					As of June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Domestic savings:
Public savings	1.2	1.8	2.6	5.0	6.3	8.5	8.0
Private savings	15.7	16.2	16.7	18.0	18.0	14.5	14.2

Total domestic savings	16.9	18.0	19.3	23.0	24.3	23.0	22.2

External savings	1.5	—	(1.4)	(3.0)	(1.4)	(0.9)	3.8

Total savings	18.4	18.0	17.9	20.0	22.9	22.1	26.0

Domestic investment	18.4	18.0	17.9	20.0	22.9	22.1	26.0

(1)	Preliminary data.

Source: Central Bank.

Per Capita GDP(1)

(in U.S. dollars, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(2)	2006(2)	2007(2)	2007(2)	2008(2)
Per capita GDP	2,316	2,592	2,903	3,328	3,810	3,860	4,841

(1)	Without adjustment to reflect changes in purchasing power.
(2)	Preliminary data.

Source: Central Bank.

Principal Sectors of the Economy

The principal economic activities in Peru are services (including wholesale and retail trade, transportation and tourism), manufacturing, agriculture and livestock, and mining and hydrocarbons.

Gross Domestic Product by Sector

(in millions of nuevos soles, at constant 1994 prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Primary production:
Agriculture and livestock(2)	11,795	11,630	12,259	13,286	13,723	7,644	8,051
Fishing	596	779	804	823	879	507	520
Mining and hydrocarbons(3)	8,579	9,031	9,790	9,926	10,195	4,859	5,249

Total primary production	20,970	21,440	22,853	24,035	24,797	13,011	13,820

Secondary production:
Manufacturing	19,830	21,300	22,887	24,606	27,265	13,262	14,582
Construction	6,413	6,712	7,276	8,350	9,737	4,441	5,322
Electricity and water	2,805	2,931	3,094	3,307	3,588	1,766	1,922

Total secondary production	29,048	30,943	33,257	36,264	40,590	19,468	21,826

Services:
Wholesale and retail trade	18,453	19,604	20,821	23,248	25,495	13,001	14,678
Other services(4)	64,075	67,155	71,708	76,599	83,447	40,067	44,075

Total services	82,527	86,759	92,530	99,847	108,943	53,068	58,753

Total GDP	132,545	139,141	148,640	160,145	174,329	85,547	94,399

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

The following tables show the distribution of GDP in the Peruvian economy, indicating the percentage contribution to GDP and the growth rate for the periods shown for each sector, in each case compared to the previous corresponding period.

Gross Domestic Product by Sector

(as a percentage of GDP, at constant 1994 prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Primary production:
Agriculture and livestock(2)	8.9	8.4	8.2	8.3	7.9	8.9	8.5
Fishing	0.4	0.6	0.5	0.5	0.5	0.6	0.6
Mining and hydrocarbons(3)	6.5	6.5	6.6	6.2	5.8	5.7	5.6

Total primary production	15.8	15.4	15.4	15.0	14.2	15.2	14.6

Secondary production:
Manufacturing	15.0	15.3	15.4	15.4	15.6	15.5	15.4
Construction	4.8	4.8	4.9	5.2	5.6	5.2	5.6
Electricity and water	2.1	2.1	2.1	2.1	2.1	2.1	2.0

Total secondary production	21.9	22.2	22.4	22.6	23.3	22.8	23.1

Services:
Wholesale and retail trade	13.9	14.1	14.0	14.5	14.6	15.2	15.5
Other services(4)	48.3	48.3	48.2	47.8	47.9	46.8	46.7

Total services	62.3	62.4	62.3	62.3	62.5	62.0	62.2

Total GDP	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

Gross Domestic Product by Sector

(percentage change from previous period, at constant 1994 prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Primary production:
Agriculture and livestock(2)	3.0	(1.4)	5.4	8.4	3.3	5.3	5.3
Fishing	(10.3)	30.7	3.2	2.4	6.9	12.0	2.6
Mining and hydrocarbons(3)	5.5	5.3	8.4	1.4	2.7	(1.2)	8.0

Total primary production	3.5	2.2	6.6	5.2	3.2	2.8	6.2

Secondary production:
Manufacturing	3.6	7.4	7.5	7.5	10.8	10.4	10.0
Construction	4.5	4.7	8.4	14.8	16.6	14.6	19.8
Electricity and water	3.7	4.5	5.6	6.9	8.5	8.9	8.8

Total secondary production	3.8	6.5	7.5	9.0	11.9	11.2	12.1

Services:
Wholesale and retail trade	2.4	6.2	6.2	11.7	9.7	9.0	12.9
Other services(4)	4.8	4.8	6.8	6.8	8.9	8.7	10.0

Total services	4.2	5.1	6.7	7.9	9.1	8.8	10.7

Total GDP	4.0	5.0	6.8	7.7	8.9	8.3	10.3

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

During 2007, GDP grew 8.9%, compared to a 7.7% growth during 2006. Productive activity in this period was led by non-primary sectors, particularly by those associated with domestic demand. The sectors of GDP that experienced the greatest growth during this period were construction (16.6%), due to higher housing construction and investment projects in the mining sector, and manufacturing (10.8%), due to domestic demand and non-traditional export growth. Demand-related sector growth is a consequence of the increase in private consumption, which occurred as the benefits from the sustained economic expansion began to trickle down to the lower income classes.

In the first six months of 2008, GDP grew 10.3%, compared to the comparable period of 2007, led by non-primary sectors, particularly construction (19.8%) and wholesale and retail trade (12.9%), due to higher housing construction projects –in part as a result of the post-earthquake recovery in 2007– and investment projects in the mining sector.

Primary Production

In 2007, primary production grew moderately (3.2%), due to moderate mining and agriculture growth which offset an increase in fishing. Yanacocha’s lower production of gold by the exploitation of areas with less metal concentration was in part responsible for the decrease in mining activity. During the first six months of 2008 the primary production grew 6.2%, 3.4 percentage points more than the first six months of 2007 (2.8%), due to increased activity in the mining and agricultural sectors.

Primary production in Peru comprises agriculture, livestock, forestry, fishing, mining and hydrocarbon extraction. Of these, the most important activities in terms of their contribution to GDP are agriculture and livestock, which, together with forestry, accounted for 7.9% of GDP in 2007. In total, the primary sector contributed 14.2% to GDP in 2007.

The following table presents the production of selected primary goods for the periods shown.

Selected Primary Goods Production

(in million of nuevos soles, at constant 1994 prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Agriculture:
Cotton	222	301	332	342	345	280	252
Rice	767	664	888	851	876	603	644
Coffee	651	742	604	875	724	526	655
Sugar cane	602	472	428	492	559	233	275
Corn	800	713	726	744	771	431	464
Potato	1,268	1,214	1,327	1,311	1,365	961	1,031
Wheat	191	173	187	191	182	81	80
Vegetables	916	895	911	1,086	1,119	513	555
Fruits	1,211	1,293	1,297	1,409	1,406	766	801
Tubers	420	433	450	504	511	271	244
Other agricultural(2)	2,290	2,270	2,401	2,551	2,703	1,571	1,335

Total crops	9,338	9,168	9,551	10,354	10,561	6,237	6,635

Livestock:
Poultry	2,200	2,203	2,476	2,705	2,933	1,437	1,522
Eggs	415	425	435	515	451	275	276
Milk	621	644	674	752	801	411	438
Lamb	389	411	411	413	413	213	211
Pork	428	452	475	501	528	252	255
Beef	1,199	1,269	1,328	1,410	1,416	704	711
Other(2)	397	418	428	443	463	245	244

Total Livestock	5,650	5,821	6,226	6,739	7,094	3,536	3,657

Fishing	596	779	804	823	879	507	520

(1)	Preliminary data.
(2)	Includes secondary production.

Source: Ministry of Production.

Agriculture and Livestock

The Peruvian agriculture and livestock sector is dominated by small-scale producers. The sector represented 7.0% of total exports in 2007. Approximately 3.0% of Peru’s land area is devoted to arable production and permanent crops. Subsistence farming predominates and productivity is low due to drainage and salinity problems, although productivity increased during the 1990s. The agriculture and livestock sector grew less than GDP in recent years, decreasing its contribution to GDP from 8.9% in 2003 to 7.9% in 2007.

Peru’s main agricultural products are potatoes, corn, rice and coffee, which together accounted for approximately 35.0% of Peru’s agricultural production in 2007. Peru’s traditional agricultural products include cotton, sugar, coffee and rice. Agricultural production has increasingly focused on non-traditional export products destined primarily for the winter markets of Europe and the United States. The northern coast of Peru is the main area for cultivation of non-traditional export crops such as asparagus, mangos, passion fruit and oranges. Animal husbandry –sheep, poultry and cattle– is predominant in the south.

Peru’s main agricultural export products are coffee, asparagus and paprika, which together accounted for approximately 7.0% of agricultural exports in 2007. Other important export crops include cochineal, cocoa, carmine and marigold flour. In recent years, production of fruit, particularly mangos and grapes, for the export market has increased. Cotton, rice and sugar are produced for both the domestic and the export markets.

The following table provides the annual percentage change in the production of selected primary goods for the periods shown.

Selected Primary Goods Production

(percentage change from previous period, at constant 1994 prices)

	For the 12 months ended December 31,					For the Six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Agriculture:
Cotton	(1)	35	10	3	1	6	(10)
Rice	1	(14)	34	(4)	3	11	7
Coffee	(5)	14	(19)	45	(17)	1	24
Sugar cane	5	(22)	(9)	15	14	16	18
Corn	4	(11)	2	2	4	2	8
Potato	(5)	(4)	9	(1)	4	11	7
Wheat	—	(10)	8	2	(5)	—	(1)
Vegetables	2	(2)	2	19	8	8	8
Fruits	6	7	—	9	—	(1)	5
Tubers	(1)	3	4	12	1	5	(10)
Other agricultural(2)	3	(1)	6	6	4	6	4

Total crops	1	(2)	4	8	2	48	54

Livestock:
Poultry	4	—	12	9	8	14	6
Eggs	4	2	2	19	5	12	—
Milk	3	4	5	12	6	6	7
Lamb	2	5	—	1	—	—	(1)
Pork	—	6	5	6	5	4	1
Beef	3	6	5	6	—	—	1
Other	2	5	2	3	4	6	—

Total Livestock(2)	3	3	7	8	5	32	46

Fishing	(10)	31	3	2	7	12	3

(1)	Preliminary data.
(2)	Includes secondary production.

Source: Ministry of Production and MINAG.

In 2003, the agriculture and livestock sector grew 3.0% due to the increased production of sugar cane, yellow corn, fruits and meats (poultry and beef). In 2004 the sector decreased by 1.4%, due to a lower production of five of the several crops as a consequence of drought, including rice, sugar cane, hard yellow maize, potatoes, and amilaceous maize. In 2005 and 2006 the agriculture and livestock sector grew by 5.4% and 8.4%, respectively, as a result of improved hydrologic conditions, reflected in the increase of sown areas, particularly in the case of coffee and other crops, such as wheat and cotton. In 2007 the sector grew 3.3% due to moderate growth in the agricultural sector as a consequence of favorable climate conditions. The exception was the jungle, where unfavorable climate affected coffee production. Livestock production also contributed to growth in this sector, favored by increases in poultry, pork and milk production.

In recent years, the government has supported an agricultural development program that eliminated the tariff on agricultural machinery, equipment and raw materials in 2007, from 12.0% in 2005. Accordingly, in December 2006 tariffs on all capital goods, including agricultural machinery, were reduced by different degrees, which resulted in a decrease in the average tariff from 10.1% to 8.3%. In October 2007, the government announced further tariff reductions, which resulted in a 5.0% average tariff and a 2.1% effective tariff.

The García administration seeks to improve the income of the rural population by providing more access to credit and funds for technical support and to promote reforestation and the processing of agricultural products, among other measures.

During 2007, the agriculture and livestock sector grew at a rate of 3.3%, compared to 8.4% in 2006, due primarily to a decrease in potato, wheat and coffee yields as a consequence of cold weather and irregular rainfall, and lower livestock growth. However, there was an increase in the output of rice, sugar cane and potato for the domestic market, and a higher output of asparagus, olive and banana, for the external market.

During the first six months of 2008 the agriculture and livestock sector grew 5.3%, due primarily to improved weather conditions compared to the first six months of 2007.

Fishing

Fishing is a small part of the Peruvian economy, contributing 0.5% to GDP in 2007. Fish products, however, are Peru’s second leading export after mining, accounting for 7% of exports in 2007, considering both traditional (fish meal and fish oil) and non-traditional exports (frozen crustaceans and mollusks, frozen fish, and preparations and canned food).

In the late 1960s, Peru was the world’s leading fishing nation. Its importance as a leading exporter of fishmeal declined during the 1970s and early 1980s due to ecological factors and over-fishing. Peru has since recovered its position as one of the world’s leading fishmeal producers and exporters.

Peru’s fish-processing industry consists primarily of the processing of anchovies into fishmeal. The industry has suffered frequently from the destruction of fish stocks caused by changes in oceanographic conditions. The government, from time to time, imposes seasonal fishing bans based on factors such as marine wildlife conditions and fish processing capacity. Although these bans limit fishing extraction, their adverse impact on fishing production is outweighed by the increased stock of protected species.

During 2003, the fishing sector decreased 10.3% due to the unfavorable oceanographic conditions and the 192-day ban on the fishing of anchovies. During 2004, the fishing sector grew 30.7% due to higher anchovy catches as a result of more days available for fishing and permission for the industrial fleet to operate temporarily in the area reserved for artisanal (non-industrial) fishing on the south coast. During 2005, the sector grew 3.2% due to the increase in fish catch for canned and frozen fish products. During 2006, the fishing sector grew at a slow pace for the second consecutive year (2.4%) due to set quotas for fishing of anchovies. These quotas were established by the Ministry of Production to protect marine biomass, following the recommendations of the Instituto del Mar del Perú (Imarpe).

During 2007, the fishing sector grew 6.9%. Activity in the fishing sector increased mainly as a result of industrial fishing of anchovy. However, unusually low temperatures were observed (anomalies included temperature drops of up to –2 °C in Ilo in the third quarter of the year), which dispersed fish away from their traditional areas, thus lowering fishing yield. During the first six months of 2008, fishing production grew 2.6%, compared to the comparable period in 2007, due to an increase in fishing of species for human consumption and the canned products industry.

In June 2008 the fishing sector regulatory structure was changed from a global quota system to an individual fishing quotas system, in order to allow efficient investing in the sector.

Mining and Hydrocarbons

The mining and hydrocarbons sector grew 8.4% in 2005 as a result of growth in the production of metals, primarily due to high international commodities prices. Antamina, the world’s largest copper and zinc mining project that began its production phase in July 2001, contributed to the growth in the volume of copper, zinc and silver extracts. Yanacocha’s lower gold production affected the growth rate of the sector in 2006 (1.4%) and that of 2007 (2.1%). However, Cerro Verde’s copper mine expansion reduced the effect of lower gold output in 2007. In the first six months of 2008 the sector grew 8.0% mainly due to operations from the copper mine Cerro Verde.

Mining. Peru is a leading producer in Latin America of gold, silver, tin, copper, lead and zinc. Although mining constitutes a small part of the country’s GDP, contributing on average 5.8% of GDP in 2007, it is Peru’s leading export sector, accounting for 62.0% of Peru’s total export earnings in 2007. Gold alone accounted for 14.9% of total export earnings in 2007.

Between 2003 and 2007, investment in the mining subsector totaled approximately US$5.5 billion, with an average annual investment of US$1.1 billion. Investments during 2003, 2004, 2005, 2006 and 2007 were US$420.3 million, US$ 628 million, US$1.2 billion, US$1.5 billion and US$1.5 billion, respectively. The most important projects in the 2003 through 2008 period were:

•	the Antamina copper and zinc project, with investments of US$35.2 million in 2003, US$18.7 million in 2004, US$52.0 million in 2005, US$47.3 in 2006 and US$40.0 in 2007;

•

development of the Alto Chicama gold mine with investments of US$190.0 million in 2004, US$172.0 million in 2005, US$63.0 million in 2006 and US$53.0 million in 2007. This mine produced between 500,000 and 600,000 ounces of gold in 2005;

•	the expansion of the Cuajone and Toquepala copper projects, with investments of US$29.5 million in 2003, US$172.0 in 2004, US$253.0 in 2005, US$322.0 in 2006 and US$276.0 in 2007;

•	the expansion of the Yanacocha gold project, with investments of US$205.7 million in 2003, US$231.9 million in 2004, US$238.0 in 2005, US$277.0 in 2006 and US$290.0 in 2007; and

•	the expansion of Cerro Verde copper mine, with investments of over US$800 million from 2004 to 2007. The project started commercial production in June 2007.

Low growth in 2007 in the mining and hydrocarbons sector was due to a lower extraction of gold, mainly as a result of the lower output from Yanacocha that has been operating in deposits with lower mineral contents. This decrease was in part offset by a higher production of zinc, due to the recovery of Antamina, copper, due to the expansion of Cerro Verde, and hydrocarbons, due to the good performance of the Camisea gas field.

Hydrocarbons. The hydrocarbons subsector, which encompasses petroleum and natural gas production, currently constitutes a minor part of the Peruvian economy. The petroleum companies in Peru are oriented towards the exploration and development of oil fields located mainly in the Amazon jungle. A major part of Peruvian production consists of heavy crude oil that is primarily exported and light crude oil that is used in local refineries. Petroleum products for industrial and residential use are supplemented with imports. Between 2003 and 2007, petroleum production increased due to an increase in drilling of exploration wells that was triggered in part by a rise in the international prices of petroleum. In 2006 the production of hydrocarbons continued to show an important dynamism, boosted by the extraction of natural gas, which grew 17%. This was due mainly to increased demand from both electricity generating plants and industry in general for gas extracted from the Camisea gas field. Moreover, the production of liquid hydrocarbons grew 3.9%, also as a result of the Camisea gas field.

As of December 31, 2007, Peru had approximately 16 trillion cubic feet of natural gas proven reserves, of which approximately 140 billion cubic feet have been developed. In the period from 2003 through 2007, natural gas production increased approximately 605.4%, from 42.7 million cubic feet per day in 2003 to 258.5 million cubic feet per day in 2007. This increase was due mainly to the Camisea gas field, which started production in mid-2004.

Peru’s natural gas reserves are concentrated in the Camisea gas field, which is located approximately 300 miles east of Lima. In February 2000, the Peruvian government granted a 40-year operating concession over the Camisea gas field to the private consortium Pluspetrol-Hunt Oil-SK Corporation. Under the concession, the government receives royalties equal to 37.2% of the profits generated. In October 2000, the Peruvian government granted concessions over the distribution and transportation of Camisea’s natural gas to a private consortium led by the Argentine company Techint. The Camisea natural gas project officially went online in the first week of August 2004.

Development of the Camisea gas field contributed, directly and indirectly, an average of approximately 0.8% annually to GDP for the years 2005, 2006 and 2007. The Camisea project, which includes drilling, transporting, processing and selling of natural gas, contributed 73.2% of the natural gas production and 29.1% of the liquid hydrocarbon output in 2007. The Camisea project increased Peru’s production of natural gas by 83.6%, or 189.1 million cubic feet per day by the end of 2007. The government is anticipating that the increase in the production of natural gas from the successful development of the Camisea gas field will provide Peru with a low cost and abundant source of energy, making Peru a net exporter of hydrocarbons by 2010.

On September 7, 2004, Perupetro, Peru’s state-owned hydrocarbons investment company, signed an agreement with a consortium including the members of the Camisea consortium (Pluspetrol-Hunt Oil-SK Corporation), Tecpetrol and Sonatrach, for a US$500 million investment in the development of Peru’s block 56 gas field, located northeast of the Camisea development in the Amazon region in central Peru. The block 56 field, called Pagoreni or Camisea-2, has 3.4 trillion cubic feet of proven gas reserves and 227 million barrels of natural gas liquids. Development of the Pagoreni gas field commenced in June 2005 and when fully operative production is expected to reach 600 million cubic feet of gas per day, which will be directed to the liquid natural gas plant described below for export to North America. In October 2008 the Pagoneri gas field started production with a total investment of approximately US$872 million.

On 2003 the project to build and operate a US$3.8 billion liquid natural gas plant, marine loading terminal and gas supply pipeline was granted to Peru LNG, a special purpose vehicle owned by Hunt Oil Company, with a majority stake and who is also the operator, SK Energy, Repsol YPF and Marubeni. Once completed the project will produce liquified natural gas, or LNG, from natural gas produced at Camisea blocks 56 and 88. The LNG will then be exported to Mexico, with the first shipment expected for May 2010. It is projected that revenues from exports will be over US$1.4 billion a year up to 2027. As of September 2008, US$1.5 billion had already been spent in the construction of this project.

In 2007 the hydrocarbons sector grew 6.5% compared to 2006, due to high international energy prices and increased production of natural gas (50.7%) from the Camisea block 88 gas field, as a consequence of increased demand from thermal power plants.

Secondary Production

Manufacturing

The principal components of the manufacturing sector are:

•	primary manufacturing, consisting principally of:

•	processing sugar;

•	processing meat products;

•	producing fishmeal, fish oil and other fish products;

•	refining non-ferrous metals;

•	refining petroleum; and

•	non-primary manufacturing, consisting principally of:

•	producing food, drinks and tobacco;

•	producing textiles, leather products and footwear;

•	producing paper products;

•	producing chemical, rubber and plastic products;

•	refining non-metallic minerals;

•	producing iron and steel; and

•	manufacturing machinery, equipment and metal products.

The manufacturing sector grew 3.6% in 2003, 7.4% in 2004, 7.5% in 2005, 7.5% in 2006 and 10.8% in 2007, primarily as a result of the expansion of both internal and external demand. During the first six months of 2008 the sector grew 10.0%, due to higher domestic demand for consumption and construction.

Primary manufacturing. Primary manufacturing production grew 3.2% in 2003, primarily as a result of the increase in canned and frozen fish production and sugar refining. In 2004, primary manufacturing grew 8.0%, primarily due to larger stock of Peruvian anchovy and other fish, which resulted in increased production of fishmeal. In 2005, this sub-sector grew 3.9% as a result of higher production of meat products and oil refining. In 2006, primary manufacturing grew 4.1% due to higher production of sugar. In 2007, the sector practically did not grow (0.4%) due to a decrease of 11.2% in production of metals, which was offset by a strong increase in sugar (13.1%) and meat products (6.4%).

The following table provides information regarding primary manufacturing production for the periods shown.

Primary Manufacturing Production

(percentage change from previous period, at constant 1994 prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Sugar	14.6	(29.8)	(11.7)	15.6	13.1	12.4	18.0
Meat products	3.4	5.5	7.2	7.8	6.4	9.7	4.6
Fishmeal and fish oil	(29.0)	56.0	(2.1)	(24.5)	4.9	(13.2)	(5.0)
Canned and frozen fish products	42.6	13.7	2.7	54.4	9.0	30.5	(0.2)
Refining of non-ferrous
Metals	11.7	1.3	(2.2)	2.5	(11.2)	(13.9)	22.2
Petroleum refining	(0.5)	8.6	16.3	(1.7)	4.2	3.2	0.6
Overall change	3.2	8.0	3.9	4.1	0.4	2.2	8.2

(1)	Preliminary data.

Source: INEI and Central Bank.

Non-primary manufacturing. Non-primary manufacturing increased 3.7% in 2003, primarily due to an increase in domestic demand and an increase in textile production fostered by a reduction in tariffs from the ATPDEA. In 2004, the sub-sector grew 7.2%, mainly due to low interest rates, an increase in the terms of trade and tariff reductions enacted in December 2003 and February 2004, which enabled companies to acquire capital goods and raw materials not produced in Peru at lower costs. In 2005, non-primary manufacturing increased 8.5% as a result of increased domestic demand associated with a recovery of incomes and expansion of employment. During 2006 the sub-sector continued its strong results, posting an 8.5% growth, primarily due to increases in chemical, rubber and plastic products, non-metallic minerals, iron and steel, and equipment and metal products production. In 2007, non-primary manufacturing increased 13.0%, primarily as a result of higher private consumption. Strong growth was prevalent in the period in the industrial groups related to massive consumption products, as well as those directed to the construction, mining and agro-export sectors.

The following table provides information regarding primary manufacturing production for the periods shown.

Non-Primary Manufacturing Production

(percentage change from previous period, at constant 1994 prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Food, drinks and tobacco	1.9	2.7	7.8	9.3	8.8	9.6	11.5
Textiles, leather products and footwear	7.4	10.0	2.1	(2.0)	6.1	7.3	(3.1)
Paper products	7.3	15.6	16.7	7.9	11.6	13.8	8.7
Chemical, rubber and plastic products	3.9	5.2	8.2	11.9	12.8	12.5	9.7
Non-metallic minerals	5.6	11.0	12.8	13.0	16.0	9.6	23.7
Iron and steel production	4.0	9.8	19.1	12.3	8.1	(1.6)	36.8
Equipment and metal products	2.2	3.4	8.7	17.1	21.2	15.5	26.0
Other	(5.8)	5.2	9.9	5.8	31.7	40.5	4.0
Overall change	3.7	7.2	8.5	8.5	13.0	12.8	10.4

(1)	Preliminary data.

Source: INEI and Central Bank.

Construction

The construction sector grew 4.5% in 2003, 4.7% in 2004, 8.4% in 2005, 14.8% in 2006 and 16.6% in 2007. In 2007 the sector contributed 5.6% to GDP. The growth in construction during the last five years is associated with increases in private investment and the housing, mining and manufacturing sectors, as well as in public work projects such as road construction, infrastructure reconstruction and the government sponsored programs Mivivienda and Techo Propio.

During the first six months of 2008, the construction sector grew 19.8% mainly due to a higher demand for houses, offices, commercial and industrial premises, road construction and maintenance, and construction related to mining and energy projects. Moreover, this growth was also reflected in the overall increase of local consumption of cement and in the increase of various indicators that posted growth rates above 19.0%, such as conventional varnish, latex paint and enamel.

Electricity and Water

From 2003 to 2007, the electricity and water sector contributed annually 2.1% in average to GDP.

Electricity. The electricity sub-sector in Peru was traditionally under control of the public sector until Peru deregulated and privatized the industry in the early 1990s. The deregulation and privatization of the electricity sub-sector included dividing it into production, distribution and transmission segments. The government initially focused most of its deregulation and privatization efforts in energy production and distribution segments, but gave open access to Peru’s transmission grid. The government also granted concessions of its transmission lines with the concession of the Mantaro-Socabaya transmission line in 1998 and of its Southern Power Grid in 1999. In 2001, concessions for the construction, maintenance and operation of power lines were granted to La Oroya-Paragsha-Antamina and Aguaytía-Pucallpa. Growth in the electricity sub-sector has resulted primarily from the expansion of the power grid, lower fuel prices and the introduction of more efficient centers to the system.

During 2007 and the first six months of 2008, the electricity sub-sector has shown signs of reaching its maximum capacity, due to higher electricity consumption than expected, a longer than usual period of drought and having reached the maximum capacity of the natural gas pipelines. In order to avoid power outages the government has granted incentives for electricity generation projects and has approved the increase of the gas pipelines capacity.

The following table provides information regarding the development of the electricity sub-sector for the years shown.

Principal Economic Indicators for the Electricity Sector

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Production of electricity sector (in GW/hr):
Thermal	3,219	5,498	6,224	6,433	9,030	3,522	5,018
Hydroelectric	18,087	17,068	17,532	19,126	19,080	10,205	10,115

Total generation (in GW/hr)	21,305	22,566	23,756	25,559	28,110	13,757	15,132

Losses, transmission and distribution (in GW/hr)	2,167	2,111	2,245	2,466	2,434	1,227	1,258
Energy production (in millions of US$)	981	1,171	1,304	1,740	1,067	346	469
Energy sale income (in millions of US$)	1,226	1,384	1,576	1,691	1,831	881	1,075

Consumption by economic sector (in GW/hr):
Residential	4,422	4,665	4,929	5,305	5,760	2,823	3,083
Industrial	10,437	10,992	11,405	12,180	13,650	6,623	7,373
Government	570	601	632	644	656	321	336
Commercial	3,034	3,395	3,728	4,172	4,651	2,308	2,591

Total consumption	18,463	19,653	20,693	22,300	24,717	12,076	13,384

(1)	Preliminary data.

Source: OSINERGMIN.

Water. The government is responsible for water and sanitation services in Lima while Peru’s various municipalities are responsible for providing water and sanitation services in the urban and suburban areas of their respective jurisdictions. The central and municipal governments designate special service companies, which may be private, government-owned or mixed ownership, to provide water and sanitation services. In rural areas, communal administrative commissions are in charge of providing water supply and sanitation services. The provision of sanitation water services is regulated by the Superintendencia Nacional de Servicios de Saneamiento, or National Superintendence for Sanitary Services.

Services

Wholesale and Retail Trade

Wholesale and retail trade grew 2.4% in 2003, 6.2% in 2004, 6.2% in 2005, 11.7% in 2006 and 9.7% in 2007. The growth during the last five years is primarily due to increases in domestic demand caused by an improvement in the economic situation of consumers. During the five-year period from 2003 through 2007, this sector contributed on average 14.2% annually to GDP, making it the third most important sector of the Peruvian economy.

During 2007, the wholesale and retail trade sector grew 9.7%, a rate higher than GDP growth. As a result, the contribution of wholesale to GDP rose from 14.5% by the end of 2006 to 14.6% by the end of 2007. During the first six months of 2008 wholesale and retail trade grew 12.9%. Recently several companies have announced plans to build new shopping centers and expand their operations in Lima and other large cities of Peru.

Other Services

The private sector in Peru offers a variety of services constituting the “Other Services” sector of Peru’s GDP that in aggregate are an important part of the Peruvian economy. The “Other Services” sector includes services to companies, government services, transportation and communication services, health services and education services, tourism services and financial services. In the aggregate, these services grew 4.8% in 2003, 4.8% in 2004, 6.8% in 2005, 6.8% in 2006 and 8.9% in 2007. For a description of the evolution of the financial services sub-sector between 2003 and 2007 see “The Monetary System—Financial Sector” below.

In the current period of economic expansion, this sector has grown at a rate similar to that of GDP. In 2007, the “Other Services” sector grew 9.6% compared to 8.9% of growth of GDP. As a result, the “Other Services” sector accounted for 47.9% of GDP by the end of 2007, a similar level to that of the previous year. During the first six months of 2008 this sector grew 10.0%.

Transportation and Telecommunications

The transportation and telecommunications sub-sector has grown each year since 2003 due to increased domestic demand for telephone services. In the five-year period ended in 2007, a large portion of Peru’s telecommunication investment has been directed to the mobile telephone market where subscribers increased to approximately 15.4 million at December 31, 2007. The number of subscribers grew to approximately 18.2 million at June 30, 2008.

Telecommunications. The following table provides information on the evolution of the telecommunications sector.

Summary of Telecommunications Sector

	As of December 31,					As of June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Fixed wire lines in service	1,839,165	2,049,822	2,250,921	2,400,512	2,672,678	2,495,953	2,738,655
Cellular phones	2,930,343	4,092,558	5,583,356	8,772,479	15,417,368	12,057,300	18,233,529
Public phones	129,416	139,923	147,746	158,314	171,083	165,674	184,376

(1)	Preliminary data.

Source: America Móvil Perú S.A.C., Americatel Perú S.A., Gamacom, Gilat to Home Perú S.A., Impsat Perú S.A., Infoductos y Telecomunicaciones, Nextel del Perú, Rural Telecom S.A.C., Telefónica del Perú S.A.A., Telefónica Móviles S.A.C. and Telmex Perú S.A.

Tourism

See “Balance of Payments and Foreign Trade—Services Trade” below for information on the tourism sub-sector.

Public Administration

Based on an audit undertaken of the public sector, the total amount of public employees at March 2008 was 1,571,469, of which 45.2% are active workers, 49.6% are pensioners and 5.2% are non personal service workers. Most public employees are placed in regional governments, economy and finance and education ministries.

Privatization and the Role of the State in the Economy

Privatizations and Concessions

In 1991, Peru initiated an ambitious privatization program beginning with the enactment of various laws for the promotion of private investment. In 1991, in order to stimulate private investment, the Executive Branch enacted Legislative Decree No. 662, Ley de Promoción de la Inversión Extranjera, or the Foreign Investment Promotion Act, which authorized the government to enter into legal stability agreements with foreign and domestic investors that invest at least US$5 million, or US$10 million in the case of mining and hydrocarbon sectors, within two years of the agreement. In 1991, the Executive Branch also enacted Ley Marco para el Crecimiento de la Inversión Privada, or the Private Investment Growth Framework Act. These investment laws provide for equal treatment of both national and foreign investors; automatic authorization of foreign investments, which must then be registered with Proinversión; the protection of the property rights of foreign investors; the free repatriation of property, dividends and profits; and the elimination of restrictions on the participation of foreigners in banks and insurance companies.

Since 1991, the government has privatized most of its assets in the finance, fishing and telecommunications sectors. The government has also made significant progress in privatizing the mining and hydrocarbons, manufacturing, electricity and agriculture sectors. The more than 239 privatizations and 36 concessions that have been completed in Peru since 1991 have generated revenues of approximately US$10.5 billion.

The pace of privatizations began to slow after 1996, when privatization proceeds reached record levels. This decline resulted in part from a shrinking supply of state-owned enterprises, President Fujimori’s retreat from unpopular privatization initiatives to gain support for his presidential bid and the political turmoil that accompanied President Fujimori’s reelection in 2000.

Upon taking office in July 2001, the Toledo administration sought to revitalize Peru’s privatization agenda by charging two special privatization committees to develop privatization programs for projects including highway networks, ports, airports and tourism, corrections facilities, mining and agricultural development. The privatization program was viewed unfavorably by Peruvians, fearful they would lose their jobs with privatizations and opposed to the sale of well-known state assets to non-Peruvians. This opposition forced the government to back down from the privatization of the Egasa and Egesur electric plants in Arequipa in 2002. In order to quell opposition, the government sought in 2002 to reach agreements with presidents of the regional governments regarding resumption of the privatization process. The first of these agreements was reached on June 16, 2003 with the regional government of Pasco to proceed with the privatization of a 30-year concession for the Yuncan hydroelectric plant. Following negotiations with affected regional governments, the central government resumed in 2004 the privatization program.

In the letter of intent negotiated with the IMF in January 2002 to establish a stand-by credit facility for 2002 to 2004, privatizations and concessions were considered “an essential element to generate confidence among investors and to help finance fiscal deficits in 2002 and 2003.” The government’s aim, as agreed with the IMF as part of a two-year program, was to generate income of at least US$700 million through the sale of concessions and of state assets. After the government placed the privatization process on hold in 2002, the IMF agreed to adjust both the 2002 and 2003 targets for Peru’s consolidated public sector deficit to 2.3% of GDP for 2002 and 1.9% of GDP for 2003. The 2004-2006 stand-by agreement with the IMF also emphasized the promotion of private investment, including the implementation of concessions or public-private partnerships for the construction and maintenance of at least two major roads. The stand-by agreement with the IMF expired on August 16, 2006. The government achieved all the goals and implemented all of the structural changes required by that agreement.

On January 26, 2007, the IMF approved a new Stand-By Agreement with Peru for an aggregate amount of approximately US$257 million to support the economic programs of the Peruvian government for a 25-month period ending on February 26, 2009.

In 2005, privatizations and concessions totaled US$60.2 million. In terms of value, the most important privatizations were the La Granja copper project awarded to the Río Tinto Corporation (US$22 million); the concession of the fourth band of mobile telephones to Sercotel S.A. for 20 years (US$21 million); and the transfer of 15% of the shares of Red Eléctrica del Sur S.A. to the Fondo de Inversión en Infraestructura, Servicios Públicos y Recursos Naturales, or Investment Fund in Infrastructure, Public Services and Natural Resources (US$4.0 million). Concessions were also granted to public-private associations, or PPAs, which are expected to contribute a significant flow of investment resources in the future. Concessions awarded to PPAs include the concession of sections 2, 3 and 4 of the Peru-Brazil inter-oceanic highway for a period of 25 years. Section 2 was awarded to the consortium Interoceánica Urcos-Inambari; section 3 was awarded to the consortium Interoceánica Inambari- Iñapari; and section 4 was awarded to the consortium Intersur.

Upon taking office in July 2006, President Alan García announced an investment program in order to expand drinkable water, rural electricity, roads, infrastructure for schools and hospitals, and small irrigations and canals, with the aim of creating employment in rural zones. During 2006 privatizations and concessions contributed approximately US$113.4 million to the Peruvian government’s revenues.

In 2007, concessions and privatizations in Peru reached US$533.5 million. Of special importance were the privatization of the Minero Michiquilla Project for an aggregate amount of US$403 million, which was awarded to the English company Anglo American Services, and the sale of 23% of the outstanding stock of Cemento Andino for an aggregate amount of US$63.7 million. In relation with concessions, during 2007 the Nextel was awarded for a 20-year period the bands D and E concessions for personal communication services for an aggregate amount of US$27 million. Similarly, América Móvil del Perú was awarded for a 20-year period the band B concession for public cellular phone services for an aggregate amount of US$22.7 million.

During the first six months of 2008 investments from concessions totaled US$399.4 million. Noteworthy, Isonor Transmisión S.A.C. was granted the electric transmission lines concession over the Mantaro–Caravelí–Montalvo and Macchu Picchu–Cotaruse routes for a 30-year period for an aggregate amount of US$181 million, and Abengoa Perú S.A. was granted the electric transmission lines concession over the Carhuamayo–Paragsha–Conococha–Huallanca–Cajamarca–Cerro Corona–Carhuaquero route for a 30-year period for an aggregate amount of US$106.1 million. Likewise, a joint venture between Colombian companies Empresa Energía de Bogota and Transportadora de Gas del Interior won the bidding process for a gas distribution through pipelines contract for the Ica department for a 20-year period for a minimum investment of US$60 million.

Role of the State in the Economy

As a result of the privatization program undertaken by the Fujimori administration during the 1990s, and continued during the Paniagua, Toledo and García administrations, the public sector currently plays a more limited role in the Peruvian economy than it did in previous decades. The García administration supports the privatization and deregulation process, based on the view that sustainable economic growth is driven primarily by private investment.

Employment and Labor

Employment

Formal Employment

A significant portion of the Peruvian population lacks regular full-time employment. Despite periods of economic expansion in recent years, unemployment and underemployment remain one of Peru’s most entrenched problems. The García Administration has announced the creation of employment through the private sector as one of its most important goals.

The government discontinued nationwide employment surveys after 2001. However, these statistics can be calculated using the National Household Survey.

Unemployment decreased from 10.3% in 2003 to 7.2% in 2007, due primarily to an improvement in the economy, and specially in labor intensive industries, such as agriculture, manufacturing and construction. Compared with regional statistics as of 2007, the unemployment rate of 6.9% in Peru was lower than the rate in Argentina (8.4%), Brazil (9.4%), Chile (7.0%), Colombia (11.6%), Ecuador (7.6%) and Venezuela (8.7%). Despite relatively favorable unemployment performance, underemployment remains high, and is considered the most important problem in the Peruvian labor market. However, underemployment has been reduced in the last five years from 42.6% in 2003 to 38.9% in 2007.

The economic sectors that employ the largest number of workers are services, wholesale, retail trade and manufacturing. Based on the National Household Survey, the government estimated that in 2007 the public sector employed approximately 1.2 million workers, or approximately 8.2% of the labor force.

The continuously high levels of unemployment and underemployment have fueled social tensions and protests against privatizations and large industrial projects. In 2005, Peru experienced continuous incidents of labor unrest including 65 strikes with the participation of 19,022 workers, which amounted to 478,738 lost labor hours, mainly due to causes such as the non-payment of salaries and bonuses, failures by the government to comply with agreements and changes in economic politics, among others. The economic sectors that faced the major number of strikes were sanitation, gas and electricity (21.5%), followed by mining (18.5%), social and health services (13.9%), and manufacturing, transportation and communications (10.8%).

The following table provides employment statistics in Metropolitan Lima from 2003 to 2007.

Employment and Labor in Metropolitan Lima

(in percentages)

	2003	2004	2005(1)	2006(1)	2007(1)
Participation rate(2)	63.2	62.3	62.5	64.0	63.5
Underemployment rate(3)	42.6	42.8	40.9	41.2	38.9
Unemployment rate(4)	10.3	10.5	11.4	8.8	7.2

(1)	Preliminary data.
(2)	Percentage of the working-age population (14 years old or older) that is in the labor force.
(3)	Percentage of the working-age population (14 years old or older) working part-time who would prefer to work more hours, plus the percentage of the working-age population that usually works full-time but who, in the week the employment survey was conducted, worked less than 35 hours per week as a result of economic constraints.
(4)	Percentage of the working-age population (14 years old or older) that, in the week the employment survey was taken, was seeking remunerated employment.

Source: Ministry of Labor. Figures for 2003-2007 are based on the Household Survey on Labor.

The following table provides information on employment by sector, as a percentage of total employment, in Metropolitan Lima from 2003 to 2007.

Employment in Metropolitan Lima

(percentage by economic sector)

	2003	2004	2005(1)	2006(1)	2007(1)
Agriculture, livestock, fishing and forestry	0.7	0.8	0.7	0.8	0.9
Mining	0.2	0.2	0.3	0.5	0.4
Manufacturing	14.1	15.8	18.4	17.1	17.6
Construction	6.1	5.9	5.2	5.7	5.9
Electricity, gas and water	0.5	0.3	0.1	0.3	0.2
Transportation and telecommunications	10.4	10.3	9.9	9.9	10.3
Wholesale and retail trade	25.7	26.1	25.1	25.8	25.4
Services	36.7	35.2	35.8	35.1	34.3
Other	5.6	5.5	4.6	5.0	5.0

Total	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.

Source: Ministry of Labor. Figures are based on the Household Survey on Labor.

Informal Employment

The Peruvian economy has a significant “informal sector” that provides employment to the majority of the labor force, including a significant number of women. The term “informal sector” refers to economic activities that take place outside of the formal norms for economic transactions established by the state or developed through formal business practices. It generally involves production and exchange of legal goods and services without the appropriate business permits, without reporting tax liability, without complying with labor regulations and without legal guarantees for suppliers and end users. Because of the nature of this sector, it is difficult to obtain reliable statistics measuring its contribution to the Peruvian economy.

The Ministry of Labor estimates the size of the informal sector based on ILO criteria pursuant to which workers in the informal sector are those who work in micro enterprises (either as wage earners or microentrepreneurs), who are non-professional self-employed, or who are domestic and unpaid family workers. According to this measurement, 58.9% of the workforce in Metropolitan Lima was employed in the informal sector during 2007. Other methodologies define informal employment based on compliance with labor regulations (contracts, contributions to health and pension systems, etc.). Official estimates are that 29.9% of the labor force in Metropolitan Lima was self-employed during 2007. Irrespective of the measurement criteria, informal employment levels in Metropolitan Lima remain high, close to 60%. It is likely that the informal sector in rural areas, which is difficult to measure, is significantly higher than in Lima.

Consistent with recent trends in underemployment, employment in the informal sector has also shown slight reductions in the five-year period ended in 2007. According to the Ministry of Labor, informal employment has decreased from 60.6% in 2003 to 58.9% in 2007.

Metropolitan Lima: Distribution of formal and informal employment

(in percentages)

	2003	2004	2005(1)	2006(1)	2007(1)
Formal Sector
Public sector workers	7.8	7.8	7.6	8.1	7.7
Private sector workers	31.6	29.9	33.6	33.2	33.4
Small Enterprises	12.8	13.4	13.4	13.2	14.1
Medium and large enterprises	15.4	13.7	17.1	17.3	16.9
Professional self-employed	3.5	2.8	3.1	2.7	2.4

Total	39.4	37.7	41.2	41.3	41.1

Informal Sector
Micro enterprises	20.0	20.0	21.4	20.7	21.1
Non-professional self-employed	30.5	32.0	28.7	28.7	29.9
Unpaid family worker	3.8	4.6	3.9	4.0	2.7
Other	6.3	5.8	4.9	5.5	5.2

Total	60.6	62.3	58.8	58.9	58.9

(1)	Preliminary data.

Source: Ministry of Labor. Figures are based on the Household Survey on Labor.

Wages and Labor Productivity

The Ministry of Labor sets a single minimum wage for all sectors of the economy based on macroeconomic indicators such as GDP growth and the inflation rate. The minimum wage was last adjusted in January 2008 and is currently S/.550 per month, equivalent to approximately US$185.5 per month at the average exchange rate for the six-month period ended June 30, 2008.

Peru does not currently compile statistics on labor productivity.

Poverty and Income Distribution

Peru classifies households with a monthly per capita income of less than US$60 as falling below the poverty line. According to the most recent data, using this standard, the percentage of the population living below the poverty line decreased from approximately 52.0% in 2003 to approximately 39.3% in 2007. A significant number of Peruvians have a monthly per capita income of less than US$30. However, the degree of extreme poverty, that is, the percentage of households whose per-capita expenditure does not allow them to buy a basic food basket, defined by INEI, has decreased in recent years. The extreme poverty rate decreased from 20.7% in 2004 to 13.7% in 2007.

Income distribution data shows that the poorest 40% of the population earned 13.1% of the national income in 2007, compared to 14.0% in 2004, while the share of the national income earned by the wealthiest 10% increased from 33.7% in 2004 to 35.4% in 2007. The following table provides information regarding income distribution for the years shown.

Evolution of Income Distribution

(percentage of total national income)

Income group	1998	2001	2004	2007(1)
Lowest 40%	13.9	14.1	14.0	13.1
Next 20%	13.9	14.2	14.4	13.9
Next 20%	21.4	21.7	21.5	21.3
Highest 20%	50.9	49.9	50.2	51.6
Of which the highest 10%	34.6	33.9	33.7	35.4

(1)	Preliminary data.

Source: INEI – Encuesta Nacional de Hogares 1998 – 2007.

High poverty rates negatively affect social and political stability, causing social unrest, road blocks and strikes. With this in mind, the García Administration has declared that raising the standard of living of the Peruvian population and remedying poverty will be among its most important goals. The administration intends to achieve these goals through sustainable economic growth and by improving the efficiency and quality of social spending programs with a goal to reduce poverty below 30% of the total population and to reduce the rate of malnutrition below 24% by the end of President García’s term.

Poverty in Peru has been attributed to unemployment and underemployment and the increasing disparity in income between skilled, educated workers and unskilled and relatively less educated workers. The educational system has suffered from a lack of resources and inadequate teacher training. For this reason, the most recent budgets have consistently increased universal education spending. The 2008 budget increased it by 15.3%, compared to the 2007 budget, and the 2009 budget has increased it by 1.8%, compared to the 2008 budget. The García administration’s plan to improve education includes the allocation of the budget by measuring the educational achievements of the population.

One of the aspects of the government’s anti-poverty plan was the establishment of a social program known as “A Trabajar Urbano” (Let’s Work — Urban), currently called “Construyendo Perú” (Building Peru). Construyendo Perú is an urban program that places unemployed workers in public sector jobs in the development and maintenance of infrastructure for up to six months. The program also invests in job training and technical assistance to small businesses and in the improvement of the municipal governments’ capacities and public sector agencies to get effective actions in formulation, coordination and monitoring of social initiatives. Additionally, the program has an anti-cyclical component in the development of its projects. As of December 31, 2007, the Construyendo Perú program had generated an estimated 97,049 jobs in urban areas at a cost of S/.168.6 million for the year 2007, or approximately US$53.9 million.

The García Administration’s social policies seek to adopt programs and projects for the development of the productivity of the Peruvian population (by strengthening nutrition, health and education), the promotion of employment and generation of new economic opportunities for the lower income classes (through social and productive investment programs intended to create permanent employment conditions), and the creation of a social protection network for the low-income population (such as temporary employment and medical and food assistance). As part of these programs, the Peruvian government intends to continue with the programs such as Juntos (Together), which is designed to make direct payments to poor households where families are required to send their children to school and to receive immunizations, Agua Para Todos (Water for Everyone), which is designed to deliver potable water and sewage systems to areas lacking these services and the Fund for Equality, recently created as a result of the Peruvian government’s austerity policies.

Environment

The most serious environmental problems confronting Peru are:

•	scarcity and quality of the water supply;

•	soil erosion;

•	air pollution;

•	deforestation; and

•	inadequate waste management in urban centers.

The Peruvian government seeks to address these environmental problems through greater supervision, regulation and community and private sector awareness and involvement. To better address these problems the Ministry of the Environment was created in May 2008. Its objectives are the design, implementation, execution and supervision of the environmental policy at a national level and for each relevant sector. The Ministry of the Environment is currently being implemented and will merge with the National Council for the Environment in the short term. Its budget for 2009 will be of S/.35.8 million, or approximately US$12.6 million.

The government requests environmental impact studies before authorizing any public or private construction project. Each regulatory agency within each sector of the economy issues regulations to protect the environment and imposes its own sanctions for the violation of those rules. The Ministry of Energy and Mines has designed an effective environmental program that is viewed as a model for other governmental agencies. The Ministry’s Programa para Ahorro de Energía, or Energy Conservation Program, actively promotes energy savings and fuel-efficient energy alternatives. The Ministry also developed and implemented an environmental curriculum for public schools that emphasizes conservation. Once established and in operation the Ministry of the Environment will assume some of the abovementioned powers.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. The balance of payments is composed of:

•	the current account, which comprises:

•	net exports of goods and services;

•	net financial and investment income;

•	net transfers; and

•	the capital account, which is the difference between financial capital inflows and financial capital outflows.

•	The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods shown.

Balance of Payments

(in millions of U.S. dollars, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005	2006	2007	2007	2008
Current account:
Trade balance:
Exports (FOB)(1)	9,091	12,809	17,368	23,800	27,956	12,488	16,185
Imports (FOB)(1)	(8,205)	(9,805)	(12,082)	(14,866)	(19,599)	(8,705)	(13,804)

Trade balance	886	3,004	5,286	8,934	8,356	3,783	2,382
Services, net	(900)	(732)	(834)	(781)	(928)	(514)	(855)
Of which:
Net income from tourism(2)	322	499	557	788	931	398	512
Net income from transportation(3)	(621)	(726)	(858)	(934)	(1,257)	(556)	(875)
Financial and investment income, net(4)	(2,144)	(3,686)	(5,076)	(7,583)	(8,418)	(3,964)	(5,381)
Current transfers, net	1,209	1,433	1,772	2,185	2,495	1,156	1,359
Of which:
Workers remittances	869	1,133	1,440	1,837	2,131	985	1,184

Current account balance	(949)	19	1,148	2,755	1,505	461	(2,495)
Capital account:
Foreign direct investment	1,275	1,599	2,579	3,467	5,343	3,023	4,344
Portfolio investment	1	(74)	25	(45)	130	89	137
Other medium and long-term capital(5)	(751)	399	(2,226)	(2,219)	1,056	(211)	742
Of which:
Disbursements to the public sector	2,161	2,535	2,656	609	3,384	2,398	387
Other capital, including short-term capital	147	230	(236)	(563)	2,030	607	3,543

Capital account balance	672	2,154	141	639	8,558	3,509	8,766
Errors and omissions(6)	689	151	239	(668)	(476)	155	1,176

Balance of payments	413	2,325	1,528	2,726	9,588	4,125	7,447

Financing:
Change in gross Central Bank reserves(7)	1,528	2,602	1,373	4,357	9,327	4,779	6,322
Use of IMF resources	(1,179)	(304)	55	(1,658)	194	(698)	1,101
Exceptional financing, net	64	26	100	27	67	44	24

Total financing	413	2,325	1,528	2,726	9,588	4,125	7,447

Memorandum item:
Current account balance (deficit) (as a % of GDP)	(1.5)	—	1.4	3.0	1.4	0.9	(3.8)

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.
(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.
(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.
(4)	Includes interest payments.
(5)	Includes debt amortization payments.
(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(7)	Refers to changes in reserve used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.

Source: Central Bank.

Current Account

One of the most important aspects of the current account is the trade balance. The four primary factors that impact the trade balance are the following:

•

The relative rate of economic growth of a country compared to that of its trading partners. Generally, if a country’s economy grows faster than that of its trading partners, its relative level of consumption of goods and services will tend to rise and its level of imports will tend to increase more rapidly than its level of exports.

•

The relative level of domestic prices against foreign prices, as reflected by the real exchange rate. Generally, if a country’s domestic prices rise relative to those of its trading partners, there is a tendency for the country’s exports to decrease and for its level of imports to increase.

•

Changes in production costs, technology and worker skills. More efficient production will tend to lower production costs, which in turn will tend to lower prices. As prices fall, there is a tendency for the country’s exports to increase.

•	Changes in consumer tastes, which may affect the demand for a country’s goods and services abroad and the demand for foreign products in the domestic market.

In 2003, Peru’s current account registered annual deficits that were offset by a capital account surplus.

In 2003, the current account deficit was US$949 million, a 14.5% decrease from the previous year, or 1.5% of GDP. The decrease in the current account deficit in 2003 was primarily due to an expanded trade surplus in 2003 due to high international commodity prices, especially prices of metals, and increased financial transfers, including workers’ remittances.

In 2004 and 2005, Peru’s current account registered a surplus of US$19.0 million and US$1.1 billion, respectively. This increase was attributable to accelerated growth in exports, improvement of terms of trade and growing remittances from Peruvians living and working abroad.

In 2006, Peru’s current account registered a surplus of US$2.8 billion, or 3.0% of GDP. The 2006 result reflected an unprecedented surplus in the trade balance as well as increased remittances from abroad.

In 2007 Peru’s current account decreased to a surplus of US$1.5 billion, or 1.4% of its GDP largely due to a lower trade surplus (US$8.4 billion in 2007 compared to US$8.9 billion in 2006).

During the first six months of 2008, Peru’s current account registered a deficit of US$2.5 billion, or 3.8% of GDP largely due to higher financial and investment income net deficit (US$5.4 billion for the six month period ended June 30, 2008 compared to US$4.0 billion in the comparable period of 2007).

Services Trade

Peru’s services trade consists primarily of tourism, telecommunications, freight services and financial services. Of these, the most important is tourism. Tourism is also the most important individual source of foreign currency earnings. The commerce, restaurant, hotel, construction and real estate services sub-sectors depend significantly on tourism.

From 2003 to 2007, net income from tourism increased from US$322 million in 2003 to US$931 million in 2007. Net income from tourism increased from US$398 million, for the six-month period ended June 30, 2007, to US$512 million, for the six-month period ended June 30, 2008.

Tourism Statistics

	For the 12 months ended and as of December 31,					For the six months ended and as of June 30,
	2003	2004	2005	2006	2007	2007	2008
Foreign non-resident arrivals(1)	1,069,517	1,276,639	1,486,502	1,634,745	1,812,384	859,236	971,082
Average length of stay (number of nights)(2)	10.2	10.8	10.6	N.A.	N.A.	N.A.	N.A.
Hotel activity:
Number of rooms available	134,677	149,748	150,037	156,510	164,300	162,320	171,376
Occupancy rate by total number of rooms available (in %)	22.3	23.3	23.7	24.1	26.0	25.2	26.7
Aggregate value of hotels and restaurants(3) (as a % of GDP)	4.1	3.9	3.7	3.5	3.5	N.A.	N.A.
Income from tourism(4) (in millions of US$)	1,023	1,232	1,438	1,782	2,222	1,021	1,304
Expenses from tourism (in millions of US$)(4)	(847)	(852)	(969)	(1,034)	(1,273)	(624)	(744)

Balance (income less expenses, in millions of US$)	175	380	463	747	949	397	560

(1)	Preliminary data for the years 2005 through 2007 and the six-month periods ended June 30, 2007 and 2008. Information gathered with a new methodology.
(2)	Calculated from a survey of arriving foreign non-residents.
(3)	Preliminary data for 2006. 2007 estimate.
(4)	Preliminary data for the years 2005 through 2007 and the six-month periods ended June 30, 2007 and 2008. Includes trips and transportation.

N.A. = Not Available.

Sources: INEI, Central Bank, DIGEMIN and MINCETUR-OGIE-OGIFT.

Trade Balance

In 2003, Peru registered a trade surplus of US$886 million, a 176% increase from 2002, primarily as a result of a 17.9% increase in exports (principally in mining), which was partially offset by an increase in imports of 11.0%, that occurred primarily in raw materials and intermediate goods. In 2004, the trade surplus increased to US$3.0 billion, a 239.1% increase from 2003, primarily attributable to an increase in exports (due to higher volumes and better export prices) which was higher than the increase in imports. In 2005, the trade surplus increased to US$5.3 billion, a 76.0% increase from 2004, primarily attributable to an increase in exports (due to higher volumes and better export prices) which was higher than the increase in imports. In 2006, the trade surplus increased to US$8.9 billion, a 69.0% increase from 2005, primarily attributable to an increase in exports (due to higher volumes and better export prices) which was higher than the increase in imports. In 2007, the trade surplus decreased to US$8.4 billion, a 6.5% decrease from 2006, primarily attributable to a higher increase in imports of capital assets and construction materials. Total exports increased from US$9.1 billion in 2003 to US$28.0 billion in 2007, with a compound annual growth rate of 29.4% for the five-year period ended December 31, 2007. Total imports increased from US$8.2 billion in 2003 to US$19.6 billion in 2007, with a compound annual growth rate of 21.4% for the five-year period ended December 31, 2007.

In 2006 the trade balance registered an unprecedented surplus. Exports increased 37%, propelled both by the growth of traditional exports (42%) and by non-traditional exports (23%). On the other hand, imports grew 23%, mainly due to increased imports of capital goods (35%) and raw materials (21%). That surplus decreased 6.5% in 2007 due to a higher increase in imports (31.8%), primarily as a result of an increase in purchases of primary materials for industrial use, than exports (17.5%). The increase in exports was driven by higher commodity prices and higher export volumes of gold, lead, and coffee, as well as an important growth in non-traditional exports.

Peru maintains close commercial ties with the United States, its principal trading partner. The United States has granted Peru temporary benefits under ATPDEA, which contributed particularly to the expansion of textile, agriculture and livestock exports. In 2006, approximately 24.1% of Peru’s total exports were bound for the United States, while 20.3% of Peru’s total imports originated from ports in the United States. In 2007, the United States was the destination for 19.8% of Peru’s total exports and the source of 17.8% of Peru’s total imports.

In April 2006, Peru signed a free trade agreement with the United States, or Trade Promotion Agreement, or TPA. The TPA was approved by the Peruvian Congress in June 2006 and by the U.S. Congress and Senate in November and December 2007, respectively. The TPA with the United States will enter into effect in January 2009. In compliance with obligations set by the TPA, the Peruvian government enacted in the first six months of 2008 approximately 100 legislative decrees. Regulations for some of these legislative decrees are still pending.

Moreover, in January 2009, free trade agreements with Canada and Singapore will enter in force. Additionally, Peru is currently negotiating three commercial agreements with the European Free Trade Association, or EFTA, the European Union, or EU, and China. We expect to start bilateral commercial negotiations with South Korea, Australia, Japan, Central America, Russia, India, South Africa and New Zealand in the future. We currently have commercial agreements in force with the Andean Community of Nations (CAN), Chile, Southern Common Market (MERCOSUR), México and Cuba, and we expect to ratify a free trade agreement with Thailand.

Peru classifies its non-free trade zone exports as traditional and non-traditional exports. Traditional exports consist of goods that historically have constituted a greater share of Peru’s exports and include mostly raw materials. Non-traditional exports include goods that historically have not been exported in significant quantities and traditional export goods that have been transformed through manufacturing or other processing.

In 2007 and during the first six months of 2008, Peru’s exports consisted primarily of:

•

traditional mineral exports, such as gold, silver, copper, zinc and lead, valued at US$17.3 billion during 2007, representing 62.0% of the total exports in 2007, and valued at US$9.9 billion during the first six months of 2008, representing 61.1% of the total exports, for the first six months of 2008;

•

petroleum and derivative products valued at US$2.2 billion during 2007, representing 8.0% of the total exports in 2007, and valued at US$1.5 million during the first six months of 2008, representing 9.4% of the total exports, for the first six months of 2008;

•

traditional fishing exports, such as fishmeal and fish oil, valued at US$1.5 billion during 2007, representing 5.2% of the total exports for 2007, and valued at US$892 million during the first six months of 2008, representing 5.5% of the total exports, for the first six months of 2008;

•

non-traditional textile exports, such as textile fibers and cloth, valued at US$1.7 billion during 2007, representing 6.2% of the total exports for 2007, and valued at US$982 million during the first six months of 2008, representing 6.1% of the total exports, for the first six months of 2008; and

•

non-traditional agriculture and livestock exports valued at US$1.5 billion during 2007, representing 5.4% of the total exports for 2007, and valued at US$863 million during the first six months of 2008, representing 5.4% of the total exports, for the first six months of 2008.

The following tables provide further information on exports for the periods shown.

Exports

(in millions of U.S. dollars, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Traditional:
Fishing	821	1,104	1,303	1,334	1,456	742	892
Agricultural	224	325	331	573	460	123	141
Mineral	4,690	7,124	9,790	14,707	17,328	7,762	9,896
Petroleum and derivatives	621	646	1,526	1,760	2,248	960	1,524

Total traditional	6,356	9,199	12,950	18,374	21,493	9,587	12,454

Non-traditional:
Agriculture and livestock	624	801	1,008	1,216	1,503	616	863
Fishing	205	277	323	433	498	277	324
Textiles	823	1,092	1,275	1,471	1,730	740	982
Timbers and papers, and manufactures	172	214	261	333	360	171	200
Chemical	316	415	538	601	803	373	482
Non-metallic minerals	74	94	118	135	165	74	83
Basic metal industries and jewelry	262	391	493	829	907	430	502
Fabricated metal products and machinery	99	136	191	163	215	98	137
Other products(2)	45	58	70	89	107	47	57

Total non-traditional	2,620	3,479	4,277	5,271	6,288	2,827	3,630

Other:
Other products(3)	114	131	141	156	175	74	102

Total exports	9,091	12,809	17,368	23,800	27,956	12,488	16,185

(1)	Preliminary data.
(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Exports

(as a percentage of total exports, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Traditional:
Fishing	9.0	8.6	7.5	5.6	5.2	6.1	5.5
Agricultural	2.5	2.5	1.9	2.4	1.6	1.0	0.9
Mineral	51.6	55.6	58.4	61.8	62.0	62.0	61.1
Petroleum and derivatives	6.8	5.0	8.8	7.4	8.0	7.7	9.4

Total traditional	69.9	71.8	74.6	77.2	76.9	76.7	76.9

Non-traditional:
Agriculture and livestock	6.9	6.3	5.8	5.1	5.4	5.0	5.4
Fishing	2.3	2.2	1.9	1.8	1.8	2.2	2.0
Textiles	9.1	8.5	7.3	6.2	6.2	5.9	6.1
Timbers and papers, and manufactures	1.9	1.7	1.5	1.4	1.3	1.4	1.2
Chemical	3.5	3.2	3.1	2.5	2.9	3.0	3.0
Non-metallic minerals	0.8	0.7	0.7	0.6	0.6	0.6	0.5
Basic metal industries and jewelry	2.9	3.1	2.8	3.5	3.2	3.4	3.1
Fabricated metal products and machinery	1.1	1.1	1.1	0.7	0.8	0.8	0.8
Other products(2)	0.5	0.5	0.4	0.4	0.4	0.4	0.3

Total non-traditional	28.8	27.2	24.6	22.1	22.5	22.7	22.5

Other:
Other products(3)	1.3	1.0	0.8	0.7	0.6	0.6	0.6

Total exports	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.
(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

In 2007 and during the first six months of 2008, Peru’s imports consisted primarily of:

•

intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at US$10.4 billion, representing 53.1% of the total imports for 2007, and valued at US$7.4 billion, representing 54.1% of the total imports for the first six months of 2008;

•

capital goods, such as transportation and building equipment, valued at US$5.9 billion, representing 30.0% of the total imports for 2007, and valued at US$4.2 billion, representing 30.4% of total imports for the first six months of 2008; and

•	consumer goods valued at US$3.2 billion, representing 16.3% of the total imports for 2007, and valued at US$2.1 million, representing 15.1% of the total imports for the first six months of 2008.

The following tables provide further information regarding imports for the periods shown.

Imports

(in millions of US dollars, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Consumer goods:
Durable goods	807	842	970	1,154	1,438	637	957
Non-durable goods	1,035	1,153	1,338	1,457	1,753	787	1,118

Total consumer goods	1,841	1,995	2,308	2,611	3191	1,424	2,076
Intermediate goods:
Petroleum products, lubricants	1,376	1,754	2,325	2,808	3,623	1,495	2,941
Raw materials for agriculture	278	349	384	437	589	241	466
Raw materials for manufacturing	2,686	3,261	3,890	4,742	6,205	2,836	4,049

Total intermediate goods	4,340	5,364	6,600	7,987	10,416	4,573	7,456
Capital goods:
Construction materials	199	192	305	475	590	269	571
For agriculture	17	29	37	31	51	21	40
For manufacturing	1,422	1,661	2,114	2,800	3,988	1,808	2,681
Transportation equipment	336	480	607	839	1,257	565	928

Total capital goods	1,974	2,361	3,064	4,145	5,885	2,663	4,220
Other(2):	49	85	110	122	106	45	51

Total imports	8,205	9,805	12,082	14,866	19,599	8,705	13,804

Memorandum items:
Temporal admission imports(3)	188	214	275	365	322	175	142
Imports into free trade zone(4)	99	99	104	104	108	51	58

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.

Source: Central Bank.

Imports

(as a percentage of total imports, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Consumer goods:
Durable goods	9.8	8.6	8.0	7.8	7.3	7.3	6.9
Non-durable goods	12.6	11.8	11.1	9.8	8.9	9.0	8.2

Total consumer goods	22.4	20.3	19.1	17.6	16.3	16.4	15.1

Intermediate goods:
Petroleum products, lubricants	16.8	17.9	19.2	18.9	18.5	17.2	21.3
Raw materials for agriculture	3.4	3.6	3.2	2.9	3.0	2.8	3.4
Raw materials for manufacturing	32.7	33.3	32.2	31.9	31.7	32.6	29.4

Total intermediate goods	52.9	54.7	54.6	53.7	53.1	52.5	54.1

Capital goods:
Construction materials	2.4	2.0	2.5	3.2	3.0	3.1	4.1
For agriculture	0.2	0.3	0.3	0.2	0.3	0.2	0.3
For manufacturing	17.3	16.9	17.5	18.8	20.3	20.8	19.3
Transportation equipment	4.1	4.9	5.0	5.6	6.4	6.5	6.7

Total capital goods	24.1	24.1	25.4	27.9	30.0	30.6	30.4

Other(2):	0.6	0.9	0.9	0.8	0.5	0.5	0.4

Total imports	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Memorandum items:
Temporal admission imports(3)	2.3	2.2	2.3	2.5	1.6	2.0	1.0
Imports into free trade zone(4)	1.2	1.0	0.9	0.7	0.5	0.6	0.4

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones but only the Tacna zone is economically active.

Source: Central Bank.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets. In 2003 the capital account surplus fell 62.7% to US$672.0 million, compared to a surplus of US$1.8 billion in 2002. The decrease in the capital account surplus in 2003 was due primarily to increased investment abroad by Peruvian pension funds, lower financing needs of the Peruvian government and decreased foreign direct investment.

In 2004, the capital account surplus grew 220.5% to US$2.1 billion, compared to a surplus of US$672.0 million in 2003. The increase in the capital account surplus in 2004 was attributable to higher cash flows in the private sector by foreign direct investment. In 2005, the capital account surplus fell 93.5% to US$141.0 million, compared to a surplus of US$2.1 billion in 2004. The decrease in capital account surplus in 2005 was primarily due to a greater flow of capital from the private sector, associated with an increase in direct foreign investment. In 2006, the capital account surplus grew 353.2% to US$639 million, compared to a surplus of US$141.0 million in 2005. The increase in capital account surplus in 2006 was primarily due to an increase in direct foreign investment. In 2007, the capital account surplus grew 1,339.3% to US$8.6 billion. This increase was due to a larger flow of capital to the private sector, mainly associated with an increase in foreign direct investment.

During the first six months of 2008, the capital account surplus grew 149.8% to US$8.8 billion, compared to a surplus of US$3.5 billion in the first six months of 2007. The increase was primarily due to an increase in direct foreign investment and short-term capital.

Geographic Distribution of Exports

(as a percentage of total exports, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
United States	27.0	29.4	31.0	24.1	19.8	20.0	19.5
Canada	1.5	2.6	6.0	6.8	6.4	6.4	6.7
Mexico	1.2	1.8	1.9	1.7	1.0	1.1	1.2

Total North America	29.8	33.8	38.9	32.5	27.1	27.5	27.4
Brazil	2.6	2.8	2.6	3.4	3.4	3.3	3.0
Colombia	2.1	2.1	2.0	2.1	2.2	2.3	2.2
Chile	4.6	5.7	6.6	6.0	6.1	5.7	6.0
Venezuela	1.2	1.5	1.7	1.7	2.7	2.1	2.9
Other	6.2	5.8	5.8	5.2	5.2	5.2	5.1

Total Latin America and the Caribbean	16.7	17.9	18.8	18.5	19.5	18.5	19.2
United Kingdom	13.0	9.1	1.4	1.4	0.9	0.9	1.1
Switzerland	7.5	2.2	4.6	7.1	8.4	8.7	10.4
Germany	2.8	3.0	3.0	3.4	3.3	3.1	2.9
Spain	3.4	3.3	3.3	3.3	3.6	3.7	3.3
Other	8.1	10.0	10.1	12.3	10.8	10.6	10.0

Total Europe	34.8	27.6	22.4	27.5	27.0	27.0	27.7
Japan	4.3	4.3	3.5	5.2	7.8	6.6	6.4
China	7.5	9.8	10.8	9.6	10.9	12.2	11.5
Other	5.8	5.5	4.8	6.0	6.5	6.8	6.8

Total Asia	17.7	19.7	19.1	20.8	25.2	25.6	24.7
Africa and others	1.0	0.9	0.8	0.7	1.2	1.4	1.0

Total exports	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Geographic Distribution of Imports

(as a percentage of total imports, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
United States	19.2	19.8	17.9	16.5	17.8	16.9	18.9
Canada	1.3	1.8	1.6	1.7	1.6	1.5	1.4
Mexico	3.6	3.0	3.5	4.0	4.2	4.3	3.8

Total North America	24.0	24.6	23.0	22.3	23.5	22.8	24.2
Brazil	6.3	6.6	8.0	10.3	9.1	9.2	7.4
Colombia	5.8	7.6	6.1	6.1	4.8	5.3	3.9
Chile	5.2	5.2	5.1	5.8	4.4	4.3	3.9
Venezuela	3.6	6.6	4.1	3.5	1.1	1.3	0.7
Other	16.5	14.5	15.1	14.7	15.6	14.9	16.7

Total Latin America and the Caribbean	37.5	40.5	38.4	40.4	34.9	35.0	32.5
United Kingdom	1.0	0.9	0.8	0.7	0.7	0.7	0.6
Switzerland	0.7	0.6	0.6	0.5	0.5	0.5	0.4
Germany	2.8	2.7	3.2	3.3	3.5	3.5	2.8
Spain	2.0	2.1	1.6	1.6	1.4	1.5	1.6
Other	8.6	7.3	7.8	7.0	7.1	7.4	8.2

Total Europe	15.1	13.6	14.1	13.1	13.1	13.6	13.5
Japan	4.4	3.6	3.5	3.5	3.7	3.7	3.7
China	8.0	7.9	8.6	10.3	12.0	11.5	12.1
Other	8.3	8.4	8.4	7.3	8.0	8.3	8.4

Total Asia	20.6	19.9	20.6	21.1	23.6	23.5	24.3
Africa and others	2.8	1.5	4.1	3.0	4.8	5.2	5.6

Total imports	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Foreign Direct Investment

Peru has an open investment regime and a legal framework that generally promotes and protects foreign investment. The basis of this open investment regime was established in 1991 through the Foreign Investment Promotion Law and the Private Investment Growth Framework Law, as amended. This framework allows both foreign and domestic investors to enter into legal stability agreements with the government. For a description of these measures, see “The Economy—Privatization and Role of the State in the Economy” above.

Peru attracted more than US$14.3 billion in foreign direct investment directly invested in the Peruvian economy between 2003 and 2007. Of this amount US$12.3 billion were for reinvestments, US$1.8 billion for capital contributions and US$196 million for privatizations. In 2003 foreign direct investment (excluding privatizations) was US$1.3 billion, compared to US$2.2 billion in 2002. The decrease in 2003 was mainly due to the sale of shares of the company Backus to non-resident investors which was consummated in 2002 (US$657.0 million), and to the decrease of direct investments by US$176.0 million. In 2004 foreign direct investment increased to US$1.6 billion compared to US$1.3 billion in 2003, due to retained earnings in mining companies owned by foreign corporations and new investments, especially in the hydrocarbons sector (Camisea). In 2005 foreign direct investment increased to US$2.6 billion compared to US$1.6 billion in 2004. This increase was mainly due to retained earnings generated by companies with foreign investors (primarily in the mining sector), and the non-resident investments in local assets. In 2006 foreign direct investment increased to US$3.5 billion compared to US$2.6 billion in 2005, due to earnings reinvestment, investments by non-residents in domestic securities and capital contributions by foreign corporations such as SAB Miller, Scotiabank and Xstrata to their Peruvian subsidiaries. In 2007 foreign direct investment increased to US$5.3 billion compared to US$3.5 billion in 2006, due to earnings reinvestment, capital contributions and privatizations in the mining and hydrocarbons sectors.

During 2006, 2007 and the first six months of 2008 foreign direct investment amounted to US$13.2 billion which was 141.2% more than what was achieved during the three-year period ended December 31, 2005. This is primarily due to large scale reinvestments in mining companies, as a result of the earnings from the constant price surge in metals. The industrial fishing and financial sectors have had important movements of capital. In the industrial sector SAB Miller acquired Unión de Cervecerías Peruanas Backus y Johnston. In the fishing sector Carmela acquired Pesquera Exclamar, and China Fishery Group acquired Pesquera Alexandra. In addition, in January 2008 Cencosud, a retailer with operations in Chile, Argentina and Brazil, acquired GSW S.A., owner of the largest food retailer in Peru, for approximately US$500 million.

In the financial sector, the last years have seen increased activity by foreign investors. Favorable macroeconomic conditions have attracted new participants, such as HSBC Holdings PLC, Scotiabank (expanding in Peru through its acquisition of several banking institutions, including most recently Banco del Trabajo in July 2008), Banco Santander, S.A., Banco Azteca and Deutsche Bank AG. In addition, Financiera CMR S.A. and Financiera Cordillera, two major Peruvian non-deposit lending institutions controlled by retailers S.A.C.I. Falabella and Ripley Corp S.A. were converted into banks in June 2007 and January 2008, respectively, under the names of Banco Falabella Peru S.A. and Banco Ripley.

During 2007, Peru completed thirteen privatizations and concession grants for US$533.5 million, with US$1.1 billion in projected investments. During 2008, the concessions program is expected to generate investments in different economic sectors such as transportation (US$613.0 million), mining (US$40.0 million), agriculture and energy (US$984.0 million), sanitation (US$340.0 million), hydrocarbons (US$60.0 million), telecommunications (US$179.5 million), tourism (US$13.5 million) and decentralized projects (US$62.2 million).

The main recipients of foreign direct investment in recent years have been the telecommunications, mining, hydrocarbon, energy, industry and finance sectors.

Portfolio Investment

Flows of portfolio capital into and out of Peru fluctuated between 2003 and 2007.

•

In 2003, Peru experienced portfolio capital inflows of US$1 million, compared to a net outflow of US$9.0 million in 2002, primarily due to the net purchase of shares by foreign investors, which was greater than the one registered in 2002 by US$10.0 million.

•	In 2004, Peru registered portfolio capital outflows of US$74 million, primarily due to an increase in deposits and sale of sovereign bonds.

•	In 2005, Peru experienced portfolio capital inflows of US$25 million, primarily due to investments by non-residents in local Peruvian securities.

•	In 2006, Peru experienced portfolio capital outflows of US$45 million, primarily due to investments outside Peru by financial entities and private pension funds.

•	In 2007, Peru experienced portfolio capital inflows of US$130 million, primarily due to the purchase of sovereign bonds by non-residents.

•

In the six-month period ended June 30, 2008, Peru experienced portfolio capital inflows of US$28 million, primarily due to speculative capital inflows, specially through deposits in banks and the purchase of Central Bank certificates of deposit (CDBCRPs).

The following table provides information, by sector, on the stock of foreign direct investment registered with Proinversión as of the dates indicated, which does not include loans or reinvestments. The stock of foreign direct investment refers to the level of foreign funds directly invested in the Peruvian economy as of the dates indicated and does not reflect investment flows.

Registered Stock of Foreign Direct Investment by Sector

(in millions of U.S. dollars at current prices)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2008(1)
Agriculture	44.40	44.40	44.40	44.40	44.40	44.40
Commerce	645.62	667.26	665.23	701.27	710.36	713.86
Telecommunications	4,697.41	4,310.29	3,687.84	3,679.62	3,747.32	3,756.37
Construction	80.63	83.32	92.46	118.50	155.17	159.67
Energy	1,632.11	1,647.77	1,647.77	1,648.69	1,673.77	1,674.47
Finance	1,825.22	1,882.53	2,212.97	2,476.30	2,559.60	2,598.64
Industry	2,450.30	2,368.60	2,290.90	2,724.26	2,735.16	2,736.95
Mining	1,863.83	2,103.68	2,381.89	2,997.96	3,064.25	3,510.38
Fishing	5.47	9.98	14.50	133.00	163.00	163.00
Petroleum	207.93	207.93	207.93	207.93	207.93	207.93
Services	366.45	373.24	384.93	395.68	402.72	425.29
Forestry	1.24	1.24	1.24	1.24	1.24	1.24
Transportation	246.89	248.45	248.45	248.45	248.45	285.46
Tourism	62.10	62.10	63.24	63.37	63.54	63.54
Housing	23.73	24.84	25.14	25.72	25.72	525.83

Total	14,153.33	14,035.65	13,968.91	15,466.39	15,802.64	16,867.04

(1)	Preliminary data.

Source: Proinversión.

The following table provides information on the stock of foreign direct investment by country of origin in dollars, and as a percentage of total foreign direct investment, as registered with Proinversión or its predecessor agency, as of the dates shown.

Registered Stock of Foreign Direct Investment by Country of Origin

(in millions of U.S. dollars, at current prices)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2008(1)
Argentina	28.55	28.55	28.55	29.77	29.77	29.77
Australia	6.92	6.92	6.92	6.92	6.92	6.92
Austria	4.96	4.96	4.96	5.90	5.90	5.90
Bahamas	25.89	25.89	143.99	186.99	187.64	187.64
Belgium	109.11	109.28	109.28	109.28	79.28	79.28
Bolivia	4.68	4.68	4.68	4.68	4.68	4.68
Brazil	46.61	257.41	258.62	332.92	337.42	341.92
Canada	179.89	161.94	162.33	274.59	274.59	274.59
Chile	625.68	485.49	401.48	473.53	487.36	990.85
China	122.16	122.16	122.16	122.16	122.16	122.16
Colombia	617.79	617.83	622.46	664.89	725.87	725.87
Denmark	0.72	0.72	0.72	0.72	0.72	0.72
Ecuador	40.45	49.22	53.47	53.47	56.28	56.28
Finland	0.13	0.13	1.34	1.34	1.34	1.34
France	52.96	52.96	52.98	52.98	52.98	52.98
Germany	99.47	100.70	101.38	103.02	104.51	159.38
Italy	167.11	269.60	151.50	216.21	195.39	195.39
Japan	105.73	105.73	106.57	116.79	116.79	158.39
Korea	39.29	44.82	44.82	44.82	44.82	44.82
Liechtenstein	20.37	20.37	20.37	19.15	19.33	19.33
Luxembourg	37.95	24.24	23.55	22.04	50.52	50.52
Mexico	21.79	21.79	437.16	439.17	439.17	439.17
Netherlands	1,170.53	1,480.25	1,370.76	1,405.07	1,404.38	1,404.38
New Zealand	6.85	6.85	6.85	6.85	6.85	6.85
Panama	1,049.92	1,051.05	792.04	820.63	868.69	869.24
Portugal	37.29	37.29	37.29	37.29	37.29	37.29
Russia	0.51	1.07	2.51	2.51	2.51	2.51
Singapore	—	20.00	20.00	123.50	123.50	123.50
Spain	4,400.58	4,000.23	3,686.08	3,677.47	3,729.18	3,729.95
Sweden	55.45	55.46	53.98	53.98	53.98	53.98
Switzerland	258.25	262.95	270.53	270.95	274.45	275.04
United Kingdom	2,576.91	2,254.01	2,255.23	2,802.79	2,962.22	3,419.56
United States	1,964.29	2,129.32	2,391.75	2,756.71	2,761.91	2,762.61
Uruguay	150.01	165.24	166.07	170.75	177.62	177.62
Venezuela	7.96	7.96	7.96	7.96	7.96	7.96
Other	116.59	48.60	48.60	48.61	48.66	48.66

Total	14,153.33	14,035.65	13,968.91	15,466.39	15,802.64	16,867.04

(1)	Preliminary data.

Source: Proinversión.

Registered Stock of Foreign Direct Investment by Country of Origin

(as a percentage of total direct investment, at current prices)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2008(1)
Argentina	0.20	0.20	0.20	0.19	0.19	0.18
Australia	0.05	0.05	0.05	0.04	0.04	0.04
Austria	0.04	0.04	0.04	0.04	0.04	0.03
Bahamas	0.18	0.18	1.03	1.21	1.19	1.11
Belgium	0.77	0.78	0.78	0.71	0.50	0.47
Bolivia	0.03	0.03	0.03	0.03	0.03	0.03
Brazil	0.33	1.83	1.85	2.15	2.14	2.03
Canada	1.27	1.15	1.16	1.78	1.74	1.63
Chile	4.42	3.46	2.87	3.06	3.08	5.87
China	0.86	0.87	0.87	0.79	0.77	0.72
Colombia	4.36	4.40	4.46	4.30	4.59	4.30
Denmark	0.01	0.01	0.01	—	—	—
Ecuador	0.29	0.35	0.38	0.35	0.36	0.33
Finland	—	—	0.01	0.01	0.01	0.01
France	0.37	0.38	0.38	0.34	0.34	0.31
Germany	0.70	0.72	0.73	0.67	0.66	0.94
Italy	1.18	1.92	1.08	1.40	1.24	1.16
Japan	0.75	0.75	0.76	0.76	0.74	0.94
Korea	0.28	0.32	0.32	0.29	0.28	0.27
Liechtenstein	0.14	0.15	0.15	0.12	0.12	0.11
Luxembourg	0.27	0.17	0.17	0.14	0.32	0.30
Mexico	0.15	0.16	3.13	2.84	2.78	2.60
Netherlands	8.27	10.55	9.81	9.08	8.89	8.33
New Zealand	0.05	0.05	0.05	0.04	0.04	0.04
Panama	7.42	7.49	5.67	5.31	5.50	5.15
Portugal	0.26	0.27	0.27	0.24	0.24	0.22
Russia	—	0.01	0.02	0.02	0.02	0.01
Singapore	—	0.14	0.14	0.80	0.78	0.73
Spain	31.09	28.50	26.39	23.78	23.60	22.11
Sweden	0.39	0.40	0.39	0.35	0.34	0.32
Switzerland	1.82	1.87	1.94	1.75	1.74	1.63
United Kingdom	18.21	16.06	16.14	18.12	18.75	20.27
United States	13.88	15.17	17.12	17.82	17.48	16.38
Uruguay	1.06	1.18	1.19	1.10	1.12	1.05
Venezuela	0.06	0.06	0.06	0.05	0.05	0.05
Other	0.82	0.35	0.35	0.31	0.31	0.29

Total	100.00	100.00	100.00	100.00	100.00	100.00

(1)	Preliminary data.

Source: Proinversión.

The principal sources of direct investment in Peru are Spain, the United States and the United Kingdom. Together they represent 59.8% of total foreign direct investment in 2007, compared to 63.2% in 2003. The principal countries to invest in Peru during the first six months of 2008 have been Chile and the United Kingdom.

THE MONETARY SYSTEM

THE MONETARY SYSTEM

Central Bank

Established in 1922, the Central Bank serves as Peru’s monetary authority. The Central Bank exists and operates under Chapter V of the 1993 Constitution and Ley Orgánica del Banco Central de Reserva del Perú, or the Central Bank’s charter, enacted that same year. The 1993 Constitution and the Central Bank’s charter establish that the goal of the Central Bank is to maintain price stability. Congress vested the Central Bank with the authority to regulate Peru’s monetary base, manage Peru’s international reserves and gather and publish data on Peru’s finances. The Central Bank is also the sole issuer of Peruvian currency.

The Central Bank is headed by a board of directors composed of seven members who each serve five-year terms that are coterminous with the Peruvian President’s term. Congress appoints three of the Central Bank’s directors, and the Executive Branch appoints four, including the president of the Central Bank’s board. Appointment of the president of the Central Bank’s board is subject to ratification by Congress. The Central Bank’s charter requires directors of the Central Bank to have extensive experience in and knowledge of economics and finance. The responsibility of the Central Bank’s board is to formulate a monetary program consistent with the Central Bank’s mandate to maintain price stability.

The Central Bank’s daily operations are under the supervision of its General Manager and the Money and Foreign Exchange Committee. This committee meets daily to make decisions regarding monetary operations, such as the amount of U.S. dollars to be purchased in the foreign exchange market, whether to auction Central Bank certificates of deposit and the interest rate that the Central Bank will charge on short-term credits, which is generally known as the discount rate.

Reform of the Central Bank and of Peru’s monetary policy has been a centerpiece of the economic program Peru began in the early 1990s. These reforms were based on the following two key elements that were promulgated under the 1993 Constitution and the Central Bank’s charter:

•	the Central Bank’s principal purpose is to maintain price stability by preserving the value of the currency; and

•	the Central Bank possesses full autonomy.

These reforms were implemented to address the high rates of inflation that Peru, along with other South American countries, experienced during the 1980s and early 1990s. The premise underlying these reforms was that the Central Bank could contribute most effectively to economic prosperity by focusing its activities on achieving price stability. Prior to these reforms, the Central Bank operated under a much broader mandate that made it directly responsible for fueling growth and for establishing credit and exchange rate conditions. Pursuit of these broader and occasionally incompatible objectives resulted in erratic policy choices that exacerbated adverse economic conditions and contributed to the hyperinflation experienced in the late 1980s and early 1990s.

The Central Bank was granted autonomy based on the belief that, to operate effectively, the Central Bank must be immune from political pressures. In the past, the Central Bank had often been required to pursue ill-advised policies, such as printing currency in order to finance public spending, as a result of government intervention. Since the reforms were implemented, technical rather than political management of Peru’s monetary policy has built confidence in the government’s ability to formulate and implement a sound and stable monetary policy.

The 1993 Constitution and the Central Bank’s charter guarantee the autonomy of the Central Bank by prohibiting it from:

•	providing financing to the public sector, except indirectly through limited purchases of treasury bonds;

•	issuing guarantee certificates, surety bonds or any other kind of guarantees, using any other form of indirect financing, or providing insurance of any kind;

•	imposing sector or regional ratios on the composition of the loan portfolios of financial institutions; and

•	establishing multiple currency exchange regimes.

The reform of the Central Bank’s role has been instrumental in the sharp decline in inflation experienced during the 1990s. Between 1994 and 2000, the Central Bank met or slightly exceeded its annual inflation targets. Since 2001, the Central Bank has maintained a restrictive monetary policy that produced a marked deceleration in the growth rate of the CPI, which was 2.5% in 2003, 3.5% in 2004, 1.5% in 2005, 1.1% in 2006 and 3.9% in 2007. This relatively stable rate of inflation has fostered confidence in the stability of the Peruvian currency.

Monetary Policy

The Central Bank’s primary goal is to maintain a stable monetary environment. To conduct monetary policy, the Central Bank has established a target inflation rate and has announced this target rate in order to shape market expectations. The Central Bank’s target annual inflation rate for 2008 is 2%, plus or minus 1%, although it is expected that actual inflation for 2008 will significantly exceed the Central Bank target.

Decisions on monetary policy are translated into changes in an operational target chosen by the Central Bank. Since 2001, the Central Bank has gradually changed its monetary policy from a monetary base growth control scheme to an interbank interest rate control scheme. As a result, the volatility of the interbank interest rate has diminished continuously. The reduction in the volatility of the interbank interest rate has significantly reinforced the influence of this rate over the other banks’ interest rates. Even during the 2001–2002 years, while monetary policy targeted the amount of demand deposits held by commercial banks at the Central Bank, it was announced the reference interbank interest rate range. The upper limit of the reference interbank interest rate range is the interest rate for direct repos and the rediscount rate and the lower limit corresponds to the interest rate for overnight deposits by commercial banks at the Central Bank.

Under the Central Bank’s charter, interest rates float freely in the Peruvian economy and are determined by market conditions. Only in exceptional circumstances may the Central Bank establish minimum and maximum interest rates. Since January 2003, the Central Bank has released its monetary policy decisions regarding the Central Bank’s interest rates for discount window operations and deposit facilities with commercial banks. These interest rates are intended to establish a reference rate for the interbank market.

The following table provides information on interest rates applicable to commercial bank loans as of the dates shown.

Interest Rates on Commercial Bank Loans

(annual percentage rates)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2008
Domestic currency:
Interbank	2.5	3.0	3.3	4.5	5.0	5.7
Prime(1)	3.3	3.8	4.4	5.2	5.6	6.3
Average loan rate	22.3	25.4	23.6	23.1	22.3	23.7

Foreign currency:
Interbank	1.1	2.2	4.2	5.4	5.9	4.3
Prime(1)	1.7	2.6	5.5	6.1	6.4	8.4
Average loan rate	9.3	9.2	10.4	10.8	10.5	11.0

(1)	It only considers the prime rate on loans to the corporate sector.

Source: Central Bank.

The increase in interest rates on domestic currency loans since June 30, 2003 was a result of the restructuring of domestic currency loans in favor of the loans with the highest interest rates. At the end of 2006, the average interest rate on domestic and foreign currency loans was 23.1% and 10.8%, respectively. As of December 31, 2007, the average interest rate on domestic currency loans and foreign currency loans was 22.3% and 10.5%, respectively. In the first six months of 2008 the average interest rate on domestic currency loans increased to 23.7%, while the rate on foreign currency loans increased to 11.0%.

The following table provides information on interest rates applicable to deposits as of the dates shown.

Interest Rates on Deposits Paid by Commercial Bank

(annual percentage rates)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2008
Domestic currency:
Saving deposits	1.3	1.3	1.2	1.4	1.5	1.5
Time deposits(1)	3.0	3.2	3.6	4.8	5.3	5.1
Average deposits rate(2)	2.5	2.5	2.6	3.2	3.3	3.5

Foreign currency:
Saving deposits	0.6	0.6	0.6	0.7	0.8	0.9
Time deposits(1)	1.2	1.7	2.9	3.4	3.8	4.6
Average deposits rate(2)	1.0	1.2	1.8	2.2	2.5	2.6

(1)	Time deposits for 31 to 179 days.
(2)	The average of the TIPMN rate published daily by SBS. The TIPMN is the average deposit rate in domestic currency expressed in annual effective terms.

Source: Central Bank.

In 2006, the average interest rate on domestic currency deposits and foreign currency deposits was 3.2% and 2.2%, respectively. As of December 31, 2007, the average interest rate on domestic currency deposits and foreign currency deposits was 3.3% and 2.5%, respectively. By June 30, 2008, they were 3.5% and 2.6%.

The Central Bank employs several tools to implement its monetary operations. These tools fall into the following three major categories:

•	open market operations, which include:

•	auctions to financial institutions of Central Bank certificates of deposit (CDBCRP) and indexed certificates of deposit (CDR) (indexed to the exchange rate);

•	temporary purchases of Central Bank certificates of deposits and of treasury bonds;

•	purchases and sales of foreign currencies in the interbank market;

•	discount-window transactions, which include:

•	monetary regulation loans, generally known as rediscounts, which consist of short-term loans made directly by the Central Bank to financial institutions to cover their short-term liquidity needs;

•	direct repos;

•	overnight foreign currency swaps that allow the Central Bank to provide financial institutions with short-term liquidity;

•	remunerated overnight deposits in the Central Bank, in both domestic and foreign currencies, which allow the Central Bank to remove excess liquidity from the banking system; and

•	minimum reserve requirements.

As of June 2008, the minimum reserve requirement for local currency deposits was 8.5% and foreign currency deposits were subject to a 45% marginal rate. On average, over 30% of total foreign currency deposits must be kept as reserves. Financial institutions may satisfy the minimum reserve requirements with funds that they hold in vaults or that they have deposited in their accounts at the Central Bank. Financial institution also must maintain at least 2% of local and foreign currency deposited in the Central Bank.

The Central Bank relies primarily on open market operations to regulate the liquidity of the banking system and promotes the perception of the Central Bank as a lender of last resort by imposing above-market rates and commissions on discount-window transactions.

The significant volatility of short term capital flows has been a destabilizing factor in Peru’s monetary system since 1998 when large capital outflows occurred following the Russian financial crisis. Between 1999 and 2004, short-term capital fluctuated between a high of US$230 million of inflows in 2004 to US$1.5 billion of outflows in 1999. The short-term capital outflow was US$236 million in 2005 and US$563 million in 2006. However, the short-term capital inflow was US$2.0 billion during 2007. To confront the volatility of short-term capital flows, the Central Bank generally requires high foreign currency reserve requirements that discourage significant capital outflows and promote holdings of local currency. Since January 2008, the issuance of BCRP certificates of deposit with restricted negotiation in order to avoid speculation against the dollar in the local market, began. This type of certificate can only be purchased by domestic financial institutions in primary placements.

Despite the positive impact that it may have on reducing cross-border transaction costs and preserving purchasing power, the high level of dollarization has also increased the vulnerability of the economy (currency risk and liquidity risk). Dollarization generally refers to the degree to which the U.S. dollar has displaced Peru’s domestic currency in the economy. Dollarization began during the 1980s as inflation rates started to rise. As inflation reached triple-digit rates between 1983 and 1985, foreign currency-denominated assets were increasingly used to store value. By 1990, when the annual inflation rate had reached 7,650%, 47% of total deposits in the domestic financial system, and 76% of total deposits held by Peruvians domestically and abroad, were denominated in U.S. dollars. Since the 1990s, the Peruvian economy has remained highly dollarized, but in the last years the ratio of dollarization has followed a diminishing trend.

As of December 31, 2007, U.S. dollar-denominated deposits equaled 47% of domestic broad money (one year ago, they represented 51% and at the end of 2005, they were 54%). At the same time, U.S. dollar-denominated credits in the private sector rose to 56% of the total credits in the financial system (60% at the end of 2006 and 67% in 2005). The continued demand for local currency in the vast majority of transactions that take place in the Peruvian economy has preserved the local currency as the main channel through which the Central Bank can affect aggregate demand and thus control inflation. The Central Bank expects that as it continues to meet its inflation targets, confidence in the value of the local currency will grow, gradually restoring the nuevo sol as the principal means of savings.

The following table provides the bank credit to the private sector for the periods shown.

Bank Credit to the Private Sector

(as percentage of total credit)

	Private Commercial Banks		Public Sector Banks
	S/.	Foreign Currency	S/.	Foreign Currency
2003	20.8	76.3	1.5	1.5
2004	22.4	73.4	2.9	1.4
2005	26.4	69.4	3.0	1.3
2006	33.4	62.8	2.8	1.0
2007	36.6	59.1	3.6	0.7
2008 (through June 30)	40.2	56.0	3.2	0.7

Source: Central Bank.

The Banking Law and the charter of the SBS provide that financial companies may freely establish interest rates and the commissions they charge on loans, deposits and other services they provide.

Supervision of the Financial System

Established in 1931, the Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones, or Banking, Insurance and AFP Superintendency, or SBS, is responsible for regulating and supervising the financial, insurance and private social security systems in Peru. Since 1979, the SBS has had institutional autonomy from the Ministry of Economy and Finance. In 1981, the first Ley Orgánica de la Superintendencia de Banca y Seguros, or Banking and Insurance Superintendency Charter and Banking and Insurance Law, was adopted, which outlined in greater detail the powers and functions of the SBS. The role of the SBS was expanded in 2000 when it was given jurisdiction over the private social security system. In September 2007, the Financial Intelligence Unit, a specialized unit in charge of preventing money laundering and the financing of terrorism, was incorporated to the SBS.

The overarching goal of the SBS is to protect the interests of customers, depositors and beneficiaries of the financial, insurance and private social security systems, by ensuring the solvency and integrity of the companies that operate in these sectors. In recent years, the SBS has pursued this goal from a free-market perspective, stepping away from the interventionist model that characterized the financial industry until the early 1990s. Accordingly, the SBS has sought to create incentives for financial institutions to manage adequately their levels of risk, while imposing minimum standards to ensure that the integrity and solvency of the industry are not jeopardized.

Under current banking law, and the regulatory norms and guidelines adopted by the SBS, financial institutions are subject to the following three basic kinds of regulations:

•

Market-entry requirements designed to ensure that the regulated entities have minimal capital levels to conduct their business and are otherwise reliable financial agents. In particular, the SBS requires that commercial banks have a minimum capital base of no less than S/.23.9 million, or approximately US$8.4 million, for the third quarter of 2008 (readjusted quarterly based on the wholesale price index), and be managed by competent teams composed of persons of high integrity, aptitude and expertise in their particular fields.

•	Prudential standards designed to ensure that the quality of the financial system’s loan portfolio meets minimum levels. These prudential standards include the following requirements:

•

Strict limits on credit concentration. Financial institutions may not lend an amount equal to or greater than 10% of their capital to any single person or entity. This limit may be raised to 30% depending on the kind of guarantee or security offered. Additionally, financial institutions may not lend more than 5% of their capital to any single person or entity residing abroad. This limit may be raised to 10% depending on the kind of guarantee or security offered. The 1996 Banking Law also prescribes special limits for particular kinds of credits, such as loans to affiliates and other foreign and domestic financial institutions.

•	Capital adequacy ratios. The risk-weighted assets of financial institutions may not exceed 11 times their net worth, which is stricter than the Basel Accord guidelines.

•

Loan-loss reserve requirements. These requirements, which are strictly enforced, range from a minimum 0.5% reserve for loans with normal risk levels, to a maximum 100% reserve for loans classified as a loss.

•

Disclosure requirements designed to regulators, economic agents in other sectors of the economy and the public, with sufficient information to evaluate the activities of financial institutions. The principal requirements include the following:

•

Banks must register their shares on the Bolsa de Valores de Lima, or Lima Stock Exchange, or BVL, and thereby become subject to the disclosure guidelines established by the Comisión Nacional Supervisora de Empresas y Valores, or National Supervisory Commission of Companies and Securities, or CONASEV.

•	Banks must publish their quarterly financial statements in major newspapers.

•	Banks must have two credit rating agencies assess their credit risk and publish these ratings in major newspapers semiannually.

With respect to loan-loss reserve requirements, current regulations risk classification of commercial loans taking into consideration primarily a cash flow analysis of the company, how long payments are overdue and the classification of the debtor by other financial entities. The debtor’s cash flow is based on the level of solvency, economic trends in the debtor’s line of business and the quality of the debtor’s management and control systems. In the case of consumer, small-business and mortgage loans the risk classification is only based on the number of days payments for a particular loan are overdue. For commercial loans, a bank may also consider the debtor’s level of solvency, economic trends in the debtor’s line of business and the quality of the debtor’s management and control systems. Additionally, guarantees or collateral may affect the specific level of reserves that must be maintained with respect to a particular loan.

The following table provides the risk-classification scheme mandated by the SBS.

Risk Category	Criteria
Normal:
Commercial loans	0 days past due, high solvency, growing economic sector and adequate management and control systems.
Consumer loans(1)	Up to 8 days past due.
Mortgage loans	Up to 30 days past due.

Potential problems:
Commercial loans	Based on cash flow analysis the company is able to fulfill all of its financial obligations, exhibits moderate solvency and adequate management and control systems, but is part of a temporarily destabilized economic sector.
Consumer loans(1)	9 to 30 days past due.
Mortgage loans	31 to 90 days past due.

Deficient:
Commercial loans	60 to 120 days past due, moderate to low solvency, unclear tendency in economic sector and inadequate management and control systems.
Consumer loans(1)	31 to 60 days past due.
Mortgage loans	91 to 120 days past due.

Doubtful:
Commercial loans	121 to 365 days past due, low solvency, falling revenues in economic sector and inadequate management and control systems.
Consumer loans(1)	61 to 120 days past due.
Mortgage loans	121 to 365 days past due.

Loss:
Commercial loans	More than 365 days past due, debtor insolvent, structural problems in economic sector and inadequate management and control systems.
Consumer loans(1)	More than 120 days past due.
Mortgage loans	More than 365 days past due.

(1)	Consumer loans include consumer and microfinance loans.

Source: SBS.

The following table presents the required loan-loss reserves by risk category.

Required Loan-Loss Reserves by Risk Category

(as a percentage of total portfolio as of June 30, 2008)

	Loan-loss reserves*
	With liquid guarantees	With guarantees	Without guarantees
Normal(1):
Fixed	0.75	0.75	0.75
Variable(2)	0.25	0.25	0.25
Potential problems:
Fixed	0.75	1.25	3.75
Variable(2)	0.50	1.25	1.25
Deficient	6.25	12.50	25.00
Doubtful	15.00	30.00	60.00
Loss	30.00	60.00	100.00

*	The required loan-loss reserves for debtors with highly liquid guarantees is 1% for the guaranteed portion of the loan.

Loans of debtors classified as doubtful for more than 36 months or loss for more than 24 months must be treated as loans without guarantees.

(1)	The required loan-loss reserves of some specific debtors may be calculated through internal models for estimating the probability of default. The rate may vary in a range from 0.5% to 1.0%.
(2)	If the 5-year average of net interest income is above a threshold number, financial institutions are required to provision the variable factor.

Source: SBS.

The following tables provide information regarding loans of the financial system by risk category and type of institution and loans issued by commercial banks by risk category and type of loan.

Risk Classification of Aggregate Assets of the Financial System by Type of Institution

(as a percentage of total loans, as of June 30, 2008)

	Commercial banks	Non-deposit lending institutions	Savings and loans associations		Small- business development banks	Financial leasing companies	Total
Risk category			Municipal	Rural
Normal	93.76	95.17	88.91	84.08	90.02	95.83	93.44
Potential problems	3.43	1.82	4.10	7.40	4.03	3.08	3.49
Deficient	0.95	0.97	1.70	3.54	1.68	0.80	1.01
Doubtful	0.98	0.76	1.59	1.63	1.48	0.24	1.00
Loss	0.88	1.28	3.70	3.35	2.79	0.05	1.05

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

Source: SBS.

Risk Classification of Aggregate Assets of Commercial Banks by Type of Loan

(as a percentage of total loans, as of June 30, 2008)

Risk category	Commercial loans	Small-business loans	Consumer loans	Mortgage loans
Normal	94.82	93.55	88.57	95.39
Potential problems	3.52	2.40	4.16	2.11
Deficient	0.58	1.36	2.49	0.70
Doubtful	0.52	1.19	2.89	0.79
Loss	0.57	1.49	1.90	1.01

Total	100.00	100.00	100.00	100.00

Source: SBS.

The following table provides the status of loans in the financial system.

Status of Loans in the Financial System

(as a percentage of total loans, as of June 30, 2008)

	Current loans		Refinanced and restructured	Loans past	Loans subject to judicial
Type of institution	Short-term	Long-term	loans	due	process
Commercial banks	45.8	51.9	1.1	0.8	0.4
Non-deposit lending institutions	49.4	48.0	0.3	2.2	0.2
Savings and loans associations:
Municipal	31.7	62.7	1.3	2.0	2.3
Rural	32.9	60.9	2.1	2.1	2.0
Small-business development banks	37.6	57.6	0.4	3.4	1.0
Financial leasing companies	29.7	69.8	0.3	0.2	—

Total	44.5	53.0	1.1	0.9	0.5

Source: SBS.

The SBS performs its supervisory role in the following two principal manners:

•

Supervision of regulated entities through on-site and off-site inspections. The SBS systematically reviews and analyzes the information that financial companies are required to disseminate through the media and CONASEV. Off-site inspections look to information disclosed by the supervised companies to insure that the companies observe the rules, to review the management of the supervised companies and to identify risks factors which might indicate potential future problems. The SBS also conducts on-site inspections through site visits conducted at least once a year, during which visit the SBS may conduct either a general evaluation of the company or a review of specific issues.

•

Assessments made by third parties. The SBS regularly reviews the analyses of regulated entities conducted by auditors, foreign and domestic credit-rating agencies and other foreign and domestic supervisory agencies. These reviews allow the SBS to gain a broader perspective of the activities and performance of the Peruvian financial sector and to identify areas of concern.

In 1991, Peru introduced the Fondo de Seguros de Depósitos, or Deposit Insurance Fund, which, for the three-month period ended November 30, 2008, insures deposits in the financial system up to S/.86,358, or approximately US$30,301 at the average exchange rate for the six-month period ended June 30, 2008 (readjusted quarterly based on the wholesale price index), per person, for each company member of the Deposit Insurance Fund. The introduction of the Deposit Insurance Fund eased some of the burdens created by several closures of deficient banks that resulted from the banking reforms undertaken by Peru.

Financial Sector

Prior to 1990, Peru’s regulation of the financial system was characterized by interventionist measures that limited and directed the activities of banks, restricted foreign competition and prevented profit remittances and credit payments abroad. This regulatory environment undermined competition in the financial industry and limited the supply of medium- and long-term credit.

As part of its economic program, the Fujimori administration undertook to overhaul Peru’s financial system. Its first measures included liberalizing interest rates and eliminating exchange rate controls. In 1996, Congress passed Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros, or the Banking Law, which:

•	adopted a policy of nondiscrimination among foreign and national banks, and state and private banks;

•	opened the financial market to foreign banks and insurance companies;

•	liberalized market-entry barriers for domestic banks; and

•	tightened prudential standards and disclosure requirements.

As of June 30, 2008, the Peruvian financial system was composed of 81 financial institutions, including:

•	15 full service commercial banks;

•	13 municipal and 11 rural savings and loan associations;

•	13 small-business development non-bank institutions;

•	Three non-deposit lending institutions (empresas financieras);

•	Five leasing companies;

•	13 insurance companies:

•	Four private pension fund managers; and

•	Four state-owned banks (not including the Central Bank), Banco de la Nación, the Corporación Financiera de Desarrollo, or COFIDE, Banco Agropecuario and Fondo MiVivienda.

Of the 15 full service commercial banks in operation, 13 were partly foreign-owned and in 10 of these, foreign owners held a majority equity stake. As of June 30, 2008, other institutions supervised by the SBS included 11 money transfer companies, three general deposit warehouses, one trust company, one surety and bonding house and two cash transportation, custody and management companies.

Established in 1966, Banco de la Nación is a state-owned bank that offers a variety of services to the public sector, including regional governments and local governments. These services include:

•	collecting taxes on behalf of various governmental agencies;

•	making payments and transfers on behalf of the government;

•	serving as paying and centralized collection agent for Peru’s internal indebtedness and its medium- and long-term external indebtedness; and

•	providing banking and foreign exchange services for the government’s foreign trade transactions.

Established in 1971, COFIDE is a state-owned development bank that specializes in providing credit to the financial sector. Through these credits, COFIDE is expected to promote private sector credit for the various sectors of the economy.

Established in 2001, Banco Agropecuario is a state-owned bank that provides credit services to the agriculture, cattle-ranch and aquaculture sectors, and to the activities of transformation and commercialization of products of the farming and aquaculture sectors.

Established in 2006, Fondo MiVivienda is a state-owned enterprise that provides financing to financial intermediaries, such as full service commercial banks, with the objective to promote the development of housing projects and to facilitate access to mortgage loans.

During 2006, 2007 and the first six months of 2008 the Peruvian financial system experienced several important events. In May 2006 Scotiabank Perú S.A. was created as a result of the merger of Banco Sudamericano and Banco Wiese Sudameris. In October 2006, October 2007, January 2008 and June 2008, HSBC Bank Perú S.A., Santander Perú S.A., Banco Azteca del Perú S.A. and Deutsche Bank (Perú) S.A., respectively, were authorized to start operations as full service commercial banks in Peru. In addition, two non-deposit lending institutions related to retailers were authorized to start operating as full service banks in June 2007 and January 2008.

The following table presents the percentage of loans and deposits corresponding to each category of financial institution as of June 30, 2008.

Loans and Deposits

(as a percentage of total loans and total deposits)

	As of June 30, 2008
	Loans		Deposits
Type of Institution	S/.	Foreign Currency	S/.	Foreign Currency
Rural savings and loans	1.8	0.2	1.1	0.3
Municipal savings and loans	9.9	1.8	5.7	1.5
Financial leasing companies	0.4	3.1	—	—
Non-deposit lending institutions	1.4	0.2	0.1	0.1
Commercial banks	77.1	85.4	70.3	89.7
Small business development banks	1.8	0.4	—	—
State-owned banks	7.6	8.9	22.8	8.5

Total	100.0	100.0	100.0	100.0

Source: SBS.

The following table presents the number of financial institutions and the percentage interest in total assets of the financial system held by each category of financial institution as of the dates shown.

Number of Financial Institutions

and Share of Total Assets of the Financial System

	Number of Institutions as of December 31,					Share of Total Assets (%) as of June 30,
Type of Institution	2003	2004	2005	2006	2007	2007	2008
Rural savings and loans	12	12	12	12	12	1	1
Municipal savings and loans	14	14	14	13	13	4	4
Financial leasing companies	6	6	6	5	5	1	1
Non-deposit lending institutions	4	4	4	4	3	1	1
Commercial banks	14	14	12	11	13	75	79
Small business development banks	14	14	14	13	14	1	1
State-owned banks	3	3	3	4	4	18	15

Total	67	67	65	62	64	100	100

Source: SBS.

Total assets of the Peruvian financial system decreased 1.6% in 2003, primarily as a result of the acquisition of Banco Santander Central Hispano’s loan portfolio by Banco de Crédito. Total assets of the Peruvian financial system increased 10.3% and 18.5% in 2004 and 2005, respectively. These increases were due primarily to the economic growth of Peru during those years. In 2006 total assets of the Peruvian financial system increased by 14.5%, due primarily to the significant financial and economic growth experienced during that year. In 2007 total assets of the Peruvian financial system increased by 37.8%, due primarily to continued economic growth and stability. As of June 30, 2008, total assets of the Peruvian financial system increased by 42.6%, compared to June 30, 2007, due primarily to the growth in the loan portfolio.

The following table provides the total gross assets of the Peruvian financial system as of the dates shown.

Total Gross Assets of the Peruvian Financial System

(in millions of U.S. dollars and percentage change from previous year)

	Financial system(1)			Commercial banks
	US$	Growth rate (%)		US$	Growth rate (%)
As of December 31,
2003	19,281	(1.6)		17,517	(2.5)
2004	21,272	10.3		19,276	10.0
2005	25,204	18.5		22,795	18.3
2006	28,847	14.5		25,830	13.3
2007	39,756	37.8		36,164	40.0

As of June 30,
2007	32,929	23.6	(2)	29,908	24.4	(2)
2008	46,961	42.6	(2)	43,283	44.7	(2)

(1)	Does not include state-owned banks.
(2)	Growth rate for the 12-month period ended on that date.

Source: SBS.

The financial system is the primary source of private sector financing. As of December 31, 2005, the sectors with largest borrowings were manufacturing (20.9% of total loans) and wholesale and retail trade (15.8% of total loans). As of December 31, 2006, the sectors with largest borrowings were manufacturing (19.6% of total loans) and wholesale and retail trade (16.1% of total loans).

As of December 31, 2007 and June 30, 2008, the above trend has continued with the manufacturing sector having the largest share of loans, with 20.4% and 19.3% of total loans, respectively. The wholesale and retail sector is second in total share of loans with 15.8% of total loans as of December 31, 2007 and 16.2% of total loans as of June 30, 2008.

The following tables provide information regarding the allocation of loans to each sector of the economy as of the dates shown.

Loans of the Financial System by Sector(1)

(in millions of U.S. dollars, at current prices)

	As of December 31,					As of June 30,
Sector	2003	2004	2005	2006	2007	2007	2008
Agriculture and livestock	382	380	425	468	620	540	783
Fishing	382	306	375	432	454	438	436
Mining	437	516	624	604	995	799	1,346
Manufacturing	2,958	2,923	2,974	3,486	5,037	4,270	5,461
Electricity, gas and water	485	380	458	634	795	766	858
Construction	232	207	243	276	482	360	582
Wholesale and retail trade	1,586	1,750	2,251	2,859	3,918	3,205	4,590
Hotels and restaurants	135	139	142	177	297	218	346
Transportation, warehousing and telecommunications	399	483	582	819	1,247	893	1,508
Financial intermediation	281	281	333	575	759	581	656
Real estate	588	588	709	905	1,299	1,023	1,380
Public administration and defense	45	61	64	75	108	104	101
Education	84	100	119	133	171	150	209
Health and social services	40	38	45	57	86	64	91
Other(2)	3,255	4,052	4,889	6,278	8,466	7,296	9,910

Total loans	11,289	12,202	14,231	17,781	24,734	20,706	28,256

(1)	Does not include state-owned banks and financial leasing companies.
(2)	Includes consumer loans and mortgage loans.

Source: SBS.

Loans of the Financial System by Sector(1)

(as a percentage of total loans)

	As of December 31,					As of June 30,
Sector	2003	2004	2005	2006	2007	2007	2008
Agriculture and livestock	3.4	3.1	3.0	2.6	2.5	2.6	2.8
Fishing	3.4	2.5	2.6	2.4	1.8	2.1	1.5
Mining	3.9	4.2	4.4	3.4	4.0	3.9	4.8
Manufacturing	26.2	24.0	20.9	19.6	20.4	20.6	19.3
Electricity, gas and water	4.3	3.1	3.2	3.6	3.2	3.7	3.0
Construction	2.1	1.7	1.7	1.6	1.9	1.7	2.1
Wholesale and retail trade	14.1	14.3	15.8	16.1	15.8	15.5	16.2
Hotels and restaurants	1.2	1.1	1.0	1.0	1.2	1.1	1.2
Transportation, warehousing and telecommunications	3.5	4.0	4.1	4.6	5.0	4.3	5.3
Financial intermediation	2.5	2.3	2.3	3.2	3.1	2.8	2.3
Real estate	5.2	4.8	5.0	5.1	5.3	4.9	4.9
Public administration and defense	0.4	0.5	0.4	0.4	0.4	0.5	0.4
Education	0.7	0.8	0.8	0.7	0.7	0.7	0.7
Health and social services	0.4	0.3	0.3	0.3	0.3	0.3	0.3
Other(2)	28.8	33.2	34.4	35.3	34.2	35.2	35.1

Total loans	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(1)	Does not include state-owned banks or financial leasing companies.
(2)	Includes consumer loans and mortgage loans.

Source: SBS.

Liquidity and Credit Aggregates

The most significant money supply measures in Peru are M1, M2 and M3, which consist generally of the following:

•	M1 consists of currency in circulation plus demand and savings deposits in domestic currency held in private sector banks;

•	M2 consists of M1 plus time deposits in domestic currency held in private banks and mortgage certificates and other certificates, in domestic currency, issued by private banks; and

•	M3, or “broad money,” consists of M2 plus foreign currency in circulation.

During the five-year period ended December 31, 2007, Peru’s monetary base grew 25.1%, from US$1.9 billion as of December 31, 2002 to US$5.9 billion as of December 31, 2007. For the five-year period ended December 31, 2007, M1 grew at a compound annual rate of 28.7%, M2 at a compound annual rate of 28.6% and M3 at a compound annual rate of 17.3%.

The following table shows changes in selected monetary indicators as of the dates shown.

Selected Monetary Indicators

(percentual change from previous year)(1)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2008
M1	10.4	24.8	29.5	17.3	29.7	33.1
M2	7.8	19.2	34.6	17.9	31.5	41.4
M3	3.0	6.1	14.7	15.8	18.6	23.2

(1)	Average indicators of the period.

Source: Central Bank.

The following table presents the composition of the monetary base and international reserves as of the dates shown.

Monetary Base and Central Bank’s International Reserves

(in millions of U.S. dollars, at current prices)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2008
Currency in circulation and cash in vaults at banks	2,134	2,780	3,396	4,304	5,860	6,405
Commercial bank deposits at the Central Bank	17	64	22	28	66	678
Monetary base	2,151	2,844	3,418	4,332	5,926	7,084
Gross international reserves	10,206	12,649	14,120	17,329	27,720	35,550
Net international reserves	10,194	12,631	14,097	17,275	27,689	35,518

Source: Central Bank.

As of December 31, 2007, the ratio of gross international reserves at the Central Bank to the monetary base was approximately 4.7 to 1, and as of June 30, 2008, this ratio was 5.0 to 1. As of December 31, 2007, total credit aggregate was equal to US$15.2 billion and total deposits was equal to US$22.8 billion. For the five-year period ended December 31, 2007, private-sector credit increased at a compound annual growth rate of 13.3%, to US$25.6 billion at the end of such period. For the same period total deposits increased at a compound annual growth rate of 16.2%, to US$22.8 billion at the end of such period. For the five-year period ended December 31, 2007, foreign currency denominated deposits increased at a compound annual growth rate of 9.4%, to US$13.0 billion at the end of such period. During the same period local currency denominated deposits had a compound annual growth rate of 31.7%, totaling US$9.9 billion at December 31, 2007.

As of December 31, 2007, Peru’s monetary base was US$5.9 billion. From December 31, 2006 to December 31, 2007, gross international reserves increased 60.0%, to US$27.7 billion at the end of such period, and net international reserves increased 60.3% to US$27.7 billion at the end of such period. These increases were primarily a result of greater foreign currency deposits by commercial banks at the Central Bank. By June 30, 2008, both gross and net international reserves were US$35.5 billion.

The following tables present liquidity and credit aggregates, and changes in selected monetary indicators as of the dates shown.

Liquidity and Credit

(in millions of U.S. dollars, at current prices)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2008
Monetary aggregates
Currency in circulation	1,826	2,433	2,926	3,652	4,952	5,243
M1	2,691	3,787	4,516	5,912	8,251	9,000
M2	4,698	6,567	8,299	10,492	15,002	18,445
M3	13,021	15,394	18,104	21,541	28,070	30,903

Credit by sector(1)
Public sector (Net)(2)	(3,095)	(4,017)	(4,212)	(5,793)	(10,419)	(12,425)
Private sector	13,634	14,471	16,210	18,774	25,642	28,856

Total credit aggregates	10,539	10,454	11,997	12,981	15,222	16,431

Deposits
Local currency(3)	2,810	4,029	5,204	6,627	9,851	12,921
Foreign currency(4)	8,162	8,658	9,668	10,929	12,982	12,340

Total deposits	10,972	12,687	14,872	17,556	22,833	25,261

(1)	Includes securities offerings and cash advances from checking accounts of depository corporations.
(2)	Net claims on public sector of depository corporations.
(3)	Includes sight deposits, saving deposits, time deposits and other certificates in domestic currency of depository corporations.
(4)	Includes demand deposits, savings deposits and time deposits in foreign currency of depository corporations.

Source: Central Bank.

Inflation

The economic and monetary program that the government implemented during the early 1990s resulted in a sharp decline in inflation. Peru experienced hyperinflation during the late 1980s and 1990, but by 1999 inflation had declined to a rate of 3.5% per year. During the five-year period ended December 31, 2007, inflation has been stable at rates of 2.5% in 2003, 3.5% in 2004, 1.5% in 2005, 1.1% in 2006 and 3.9% in 2007. Inflation for the six-month period ended June 30, 2008, was 3.5%, mainly due to inflationary pressures from increasing international prices, especially wheat and oil.

In 2003, the CPI increased by 2.5%, exactly at the Central Bank’s midpoint target for 2003, due in part to a rise in prices for commodities, particularly oil and wheat. In 2004 the CPI increased by 3.5%, principally as a result of the rise in oil prices. In 2005 the CPI increased by 1.5%, a decrease in the rate compared to 2004. This decrease in inflation was mainly attributable to the reversal of the supply shocks of 2004. During 2005 the rise in the international price of oil was offset by compensatory fiscal measures, including the Fuels From Oil Price Stabilization Fund (Fondo Para la Estabilización de Precios de los Combustibles Derivados del Petróleo) created in the last quarter of 2004 and funded by the government. In 2006 the CPI increased by 1.1%, mainly as a result in the increase in the price of commodities, particularly sugar, chicken and potatoes. In 2007, the inflation rate increased to 3.9%, despite increases in the price of food and international prices of wheat and oil. During the first six months of 2008 the inflation rate was 3.5%, compared to 1.8% for the comparable period in 2007, due to the high levels of international prices, particularly wheat and oil.

The following table shows changes in the CPI for the periods shown.

Consumer Price Index

(percentage change)

	End of period(1)	Average(2)
2003	2.5	2.3
2004	3.5	3.7
2005	1.5	1.6
2006	1.1	2.0
2007	3.9	1.8
June 30, 2007	1.8	1.1
June 30, 2008	3.5	4.1

(1)	Accumulated during the 12-month period.
(2)	12-month average.

Foreign Exchange and International Reserves

Foreign Exchange

Prior to 1991, Peru exercised control over the foreign exchange markets by imposing multiple exchange rates and placing restrictions on the possession and use of foreign currencies. In 1991, the Fujimori administration eliminated all foreign exchange controls and the exchange rates were unified. Currently, foreign exchange rates are determined by market conditions, with regular operations by the Central Bank in the foreign exchange market in order to reduce volatility in the value of Peru’s currency against the U.S. dollar.

The following table shows the nuevo sol/U.S. dollar exchange rates for the periods shown.

	Exchange Rates(1) (S/. per US$)
	End of period(2)	Average
2003	3.46	3.48
2004	3.28	3.41
2005	3.43	3.30
2006	3.20	3.28
2007	3.00	3.13
June 30, 2007	3.17	3.18	(3)
June 30, 2008	2.97	2.85	(4)

(1)	Formal rates offered by banks.
(2)	As of the last day of the year or month.
(3)	Average from January 1, 2007 to the last day of the month.
(4)	Average from January 1, 2008 to the last day of the month.

International Reserves

Under Article 72 of the Central Bank’s charter, the international reserves administered by the Central Bank may consist of:

•	gold and silver reserves;

•	foreign currencies and notes generally accepted as a means of payment in the international markets;

•	negotiable bank acceptances with terms of less than 90 days from the date of acquisition by the Central Bank;

•	Special Drawing Rights, or SDRs, or any other gold substitute included in the Articles of Agreement of the IMF, corresponding to Peru;

•	reciprocal credit agreements between the Central Bank and similar entities;

•	contributions in gold, foreign currencies and SDRs to international monetary organizations; and

•	in the discretion of the Central Bank’s board:

•	foreign currency deposits of less than 90 days;

•	certificates of deposits of less than 90 days issued by banks; and

•	highly-liquid investment-grade securities issued by international organizations or public foreign entities.

During the 1990s, the Central Bank maintained a policy of accumulating international reserves. International reserves help Peru to maintain economic and financial stability by ensuring the availability of foreign currency in extraordinary situations. These situations can include sudden, significant withdrawals of foreign currency deposits from the banking system and sharp downturns in exports and economic activity.

The policy of the Central Bank to manage its international reserves generally emphasizes capital preservation and liquidity. Nevertheless, once the international reserves have reached certain threshold levels, the policy of the Central Bank is to balance capital preservation with adequate returns on reserves.

In order to guide the optimal investment distribution of its reserves, the Central Bank uses a model benchmark portfolio that reflects the risk-return combination chosen by the Central Bank’s board to accomplish the general principals of capital preservation, liquidity and return. This portfolio is designed in light of actual market conditions to ensure that it provides feasible goals and shuns speculative assumptions. The Central Bank adjusts the value of its investment portfolio daily on the basis of market prices.

The Central Bank considers and actively manages the following four kinds of risks in investing its international reserves:

•	Liquidity risk. The Central Bank manages liquidity risk by distributing its investments among three kinds of assets, following the guidelines of its benchmark portfolio:

•	highly-liquid, short-term assets to cover unexpected contingencies;

•

liquid assets with maturities not exceeding one year, which include bank time deposits with maturities not exceeding three months and staggered maturity dates, and highly-liquid fixed-income securities; and

•

assets with maturities exceeding one year, generally consisting of bonds that offer a relatively higher return because of the longer maturity. To ensure an adequate level of liquidity, these bonds must have been issued in minimum amounts as prescribed by the Central Bank.

•

Credit risk. To minimize risks that may arise because of the insolvency of the creditor, the Central Bank does not invest in debt or equity issued by private entities and diversifies its investments among:

•	deposits in foreign banks that are rated in the three highest categories of Standard & Poor’s (a division of the McGraw-Hill Companies), Moody’s Investor Service and Fitch Ratings; and

•

fixed-income securities or securities guaranteed by international organizations, foreign governments or their agencies, which are rated in the three highest categories by Standard & Poor’s, Moody’s Investor Service and Fitch Ratings.

•

Foreign exchange risk. Fluctuations in the foreign exchange markets can pose a significant risk to the level of reserves at the Central Bank because the Central Bank accounts for its reserves in U.S. dollars and because of the significant U.S. dollar-denominated liabilities of the Peruvian banking system. Moreover, the majority of Peru’s foreign trade and capital flows are also denominated in U.S. dollars, which can also exert significant pressure on the Central Bank’s international reserves. To safeguard its international reserves from fluctuations in the foreign exchange markets, the Central Bank invests primarily in U.S. dollar-denominated assets.

•

Market risk. To mitigate market risk, the Central Bank tries to match the average maturity of its assets to that of its liabilities. The average duration, or length of time required to receive the present value of future payments, of the Central Bank’s portfolio does not exceed one year, which protects it significantly from market fluctuations. Additionally, the Central Bank imposes limits on the maximum term of its portfolio securities.

The Central Bank’s net international reserves increased from US$10.2 billion in 2003 to US$27.7 billion in 2007:

•	In 2003, net international reserves increased 6.2% from 2002 to US$10.2 billion, due to foreign exchange operations (mainly over the counter - OTC - purchases of foreign currency).

•	In 2004, net international reserves increased 23.9% from 2003 to US$12.6 billion. This increase was primarily due to OTC purchases of foreign currency.

•	In 2005, net international reserves increased 11.6% from 2004 to US$14.1 billion. This increase was mainly attributable to OTC purchases of foreign currency and deposits of commercial banks.

•	In 2006, the Central Bank’s net international reserves totaled US$17.3 billion, representing a 22.5% increase over the level as of December 31, 2005.

•	In 2007, net international reserves increased 60.3% from 2006 to US$27.7 billion. This increase was mainly attributable to OTC purchases of foreign currency and deposits of commercial banks.

•	In the first six months of 2008, net international reserves increased 28.3% to US$35.5 billion. This increase was mainly attributable to deposits from commercial banks.

From 2003 to 2007, the total gross reserves of the Peruvian banking system (in months of total imports) fluctuated between 15.7% in 2003 and 17.5% in 2007.

The following table sets the composition of the international reserves of Peru’s banking system.

Net International Reserves of the Banking System

(in millions of U.S. dollars, at period end, at current prices)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2008
Central Bank
Assets	10,206	12,649	14,120	17,329	27,720	35,550
Liabilities	12	18	23	54	31	31

Total (assets less liabilities)	10,194	12,631	14,097	17,275	27,689	35,518

Banco de la Nacion and Development banks
Assets	43	26	64	119	74	136
Liabilities	—	—	—	—	—	—

Total (assets less liabilities)	43	26	64	119	74	136

Private banks
Assets	601	547	796	878	822	914
Liabilities	702	733	1,085	754	2,238	2,892

Total (assets less liabilities)	(101)	(186)	(289)	124	(1,416)	(1,978)

Net international reserves	10,136	12,471	13,872	17,518	26,347	33,677

Memorandum items:
Gross reserves of the Central Bank	10,206	12,649	14,120	17,329	27,720	35,550
Gross reserves of the banking system	10,850	13,222	14,980	18,327	28,616	36,600
Gross reserves of the Central Bank (in months of total imports)	15	16	14	14	17	17
Gross reserves of the banking system (in months of total imports)	16	16	15	15	18	18

Source: Central Bank.

Securities Markets

The securities markets in Peru are regulated by CONASEV. CONASEV’s purpose is to protect investors and promote the efficient operations of securities markets. In particular, CONASEV’s functions include:

•	supervising the activities and management of the various market participants, including the BVL, brokerage firms, issuing companies, mutual and other investment fund and credit-rating agencies, and

•	promoting market transparency through disclosure requirements.

Peru’s capital markets underwent significant changes during the 1990s as a result of various reform initiatives undertaken by the government. These reforms began in 1991 with passage of the Ley del Mercado de Valores, or the Securities market Law of 1991. This Law implemented a comprehensive set of measures that liberalized and modernized the operations of Peruvian capital markets. These measures included:

•	requirements for securities exchange and broker dealers, such as the introduction of special fund these entities must provide in order to guarantee the proper execution of trades;

•

market transparency and disclosure requirements, particularly through the creation of the Registro Público de Valores e Intermediaríos, or Public Registry of Securities and Broker Dealers, a public record of all the participants in the Peruvian capital markets, including issuers, broker-dealers and credit-rating agencies;

•

a regulatory framework for new institutions that were authorized to operate in the Peruvian capital markets and which would play an increasingly important role (these new institutions included mutual funds and credit-rating agencies); and

•	requirements for the operation of primary and secondary markets, including guidelines for the settlement of securities transactions, dealer commissions, dispute resolution and asset securitization.

In 1996, a new Ley del Mercado de Valores, or Securities Market Law of 1996, was introduced. This Law preserved the basis market structure adopted under the Securities Market Law of 1991, but introduced changes to streamline the operations of the Peruvian capital markets, making them more compatible with international standards. These changes included:

•	vesting with the BVL self-regulatory authority;

•	creating CAVALI ICLV S.A., a private securities clearing and depositary agency independent of the BVL;

•	liberalizing the brokerage business by introducing less stringent minimum capital requirements and broadening the range of transactions in which brokerage firms may participate; and

•	restricting insider trading.

To stimulate the growth of Peru’s capital markets, the government also encouraged greater participation in the markets through economic incentives. In 1993, Peru adopted tax exemptions for both capital earnings generated through stock exchange trading and interest income obtained from any kind of bond. These tax exemptions, which are scheduled to expire in December 2008, have played a pivotal role in funneling funds toward Peruvian capital markets.

Another significant factor in the development of the Peruvian capital markets was the introduction in 1993 of private pension funds, which have become important for institutional investors. Administradoras Privadas de Fondos de Pensiones, or private pension fund managers, or AFPs, were created under Decree Law No. 25897, or the Private Pension System Law of 1992. These AFPs were introduced not only to improve Peru’s social security system, but also to channel funds towards the capital markets. For a description of Peru’s private pension system see “Public Sector Finance—Social Security” below.

From 2003 to 2007, membership in these funds increased at an average annual rate of approximately 6.5%. As of June 30, 2008, there were four AFPs with 12 funds in operation, with approximately 4.2 million members and approximately US$63.1 billion in assets under management. These funds invest in equity securities, representing approximately 42.2% of their portfolios, fixed-income securities, representing approximately 49.1% of their portfolios, and bank time-deposits, representing approximately 8.7% of their portfolios.

Mutual funds entered the market as a result of the Securities Market Law of 1991, which established a regulatory framework for their operations. As of June 30, 2008, there were six mutual fund companies in operation that administer 44 mutual funds. As of June 30, 2008, these mutual fund companies managed approximately US$5.2 billion in assets for approximately 294,000 investors. These mutual funds invest primarily in fixed-income securities, representing approximately 48.4% of their portfolios, bank time-deposits, representing approximately 41.0% of their portfolios, and equities securities, representing approximately 10.7% of their portfolios.

The Peruvian capital markets grew significantly during the 1990s as a result of the reforms implemented by the government during that period. Despite this growth, the Peruvian capital markets remain relatively small and illiquid. Accordingly, most businesses, particularly small-and medium-size businesses, raise capital through the local banking system. Large businesses also benefit from limited access to foreign credit.

Founded in 1971, the BVL is the only securities exchange operating in Peru. The BVL was privatized as part of the capital-market reforms implemented by the Government in 1991 and currently operates as an entity with regulatory and enforcement power under the supervision of CONASEV. Cash operations with equity securities accounted for approximately 62.0% of the total traded volume in the BVL for the first six months of 2008, while fixed income securities accounted for 11.3% of such amount.

As of December 31, 2007, 236 companies had their equity securities listed on the BVL, of which 27 were foreign companies. This number does not include companies which only have bond listings on the BVL, market capitalization of domestic companies has increased from US$16.1 billion as of December 31, 2003, to US$107.1 billion as of June 30, 2008. Likewise, the annual traded amount has increased from US$2.3 billion during 2003 to US$ 12.4 billion during 2007, at a compound annual growth rate of 34.2% for the five-year period ended December 31, 2007. The total transaction volume for the six-month period ended June 30, 2008, was US$3.7 billion, compared to US$6.6 billion for the comparable period of 2007.

Peru’s Capital Markets

Transaction Volume and Market Capitalization(1)

(in millions of U.S. dollars, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005	2006	2007	2007	2008
Equities:
Stocks	860.1	1,164.6	2,038.4	4,501.0	9,112.1	4,848.6	2,300.1
Other	61.1	49.6	92.0	151.4	193.0	104.0	140.1

Total	921.2	1,214.2	2,130.4	4,652.5	9,305.0	4,952.6	2,440.2
Fixed Income Securities:
Auctions	—	—	—	—	—	—	—
Continued Trading	603.7	305.2	306.8	174.9	257.6	160.1	9.1
Bonds-money market	495.5	588.7	741.3	566.1	833.0	585.9	384.0
Mortgage bills	—	—	—	—	—	—	—
Certificate of deposit	10.3	4.2	22.9	18.0	5.9	5.3	15.1
Other	3.3	4.1	13.0	11.4	14.1	10.1	11.6

Total	1,111.4	902.1	984.1	70.4	1,100.7	761.4	419.9
Report Transactions
Equities	218.4	346.1	506.4	837.0	1,953.2	901.9	838.3
Debt instruments	6.4	7.8	9.8	55.5	24.9	13.0	9.9

Total	224.7	353.9	516.2	892.5	1,978.1	914.8	848.2
Securities Lending	—	—	0.5	—	—	—	—
Non-massive issued instruments	1.2	0.2	—	—	—	—	—

Total Transaction Volume	2,258.5	2,470.4	3,631.2	6,315.4	12,383.8	6,628.8	3,708.3

Market capitalization	16,083.8	20,107.9	36,159.9	60,020.0	108,219.7	99,261.0	107,122.8

(1)	BVL.

Source: CONASEV and BVL.

PUBLIC SECTOR FINANCES

Non-Financial Public Sector

Peru’s non-financial public sector consists of:

•	the government;

•	the government’s various decentralized administrative and regulatory agencies, such as:

•	ESSALUD; and

•	the National Superintendency for Tax Administration, or SUNAT;

•	the local governments;

•	non-financial state-owned enterprises, such as Petroleos del Perú S.A., or Petroperu; and Empresa de Electricidad del Perú S.A., or Electroperu.

The non-financial public sector has registered an increasing overall balance from 2003 through 2007, from a high deficit of US$1.1 billion in 2003, or 1.7% of GDP, to a high surplus of US$ 3.3 billion in 2007, or 3.1% of GDP. For a description of the government’s fiscal accounts see “—Central Government” below.

The Fiscal Restraint Act was approved in December 1999 to foster fiscal stability by establishing specific guidelines concerning non-financial public sector deficits, government spending growth and public sector debt growth. In May 2003, Congress amended the Fiscal Restraint Act by changing its name to Ley de Responsabilidad y Transparencia Fiscal, or the Fiscal Responsibility and Transparency Act, and adapting the law to the recently-established regional governments. The Fiscal Responsibility and Transparency Act targeted a non-financial public sector deficit of 2.0% of GDP for 2003, 1.5% of GDP for 2004 and 1.0% in 2005. It has also limited any increase of non-financial expenses for 2003 to 3.0% in real terms. In July 2003, however, Congress suspended enforcement of the limit on non-financial expenses for 2003 due to additional expenses generated by the decision to grant wage increases for teachers and health workers following labor strikes earlier in the year.

In 2003, the non-financial public sector deficit fell to US$1.1 billion, or 1.7% of GDP. This decrease resulted primarily from an increase in the central government’s tax revenues, partially offset by increased expenses of decentralized agencies and weaker performance by state-owned enterprises.

In 2004, the non-financial public sector deficit fell to US$721 million, or 1.0% of GDP. This decrease resulted primarily from greater tax revenue related to higher economic activity, mainly explained by the increase in the international prices of raw materials.

In 2005, the non-financial public sector deficit fell to US$240 million, or 0.3% of GDP. This decrease is mainly attributed to the higher tax revenue resulting from economic growth and higher commodity prices, which were partially offset by an increase in non-financial expenditure resulting from greater current and capital expenditures.

The non-financial public sector registered a surplus of US$1.9 billion in 2006, or 2.1% of GDP. These better balances are mainly explained by higher tax revenue (associated with the greater collection of income tax and value-added tax) and by the relatively lower increase of non-financial expenditures.

In 2007, the non-financial public sector registered a surplus of US$3.3 billion, or 3.1% of GDP. This surplus is mainly explained by higher tax revenue (associated with the greater collection of income tax and value-added tax), partially offset by a reduction in tariffs in December 2006, and by the relatively lower increase of non-financial expenditure.

In the first six months of 2008, the non-financial public sector surplus was US$3.3 billion, or 5.1% of GDP, compared to a US$3.4 surplus, or 6.6% of GDP, for the comparable period of 2007. This lower surplus is mainly explained by an increase in non-financial expenditure, in particular the investment expenditure.

The following tables provide information on the non-financial public sector accounts for the periods shown.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)

(in millions of U.S. dollars, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Primary balance
Central government	137	411	898	3,002	3,636	2,578	4,661
Descentralized agencies	62	102	3	307	318	311	194
Local governments	96	95	226	85	1,139	1,333	(295)
State-owned enterprises	(29)	96	169	262	86	100	(206)

Primary NFPS	266	705	1,296	3,656	5,180	4,323	4,354
Interest payments
External debt	1,082	1,159	1,266	1,327	1,372	660	587
Domestic debt	242	268	270	415	554	256	439

Total interest payments	1,324	1,427	1,536	1,741	1,926	915	1,027

Overall NFPS	(1,058)	(721)	(240)	1,915	3,254	3,407	3,326

Financing:
External	841	1,076	(1,167)	(658)	(2,147)	(662)	(1,171)
Domestic	165	(469)	1,351	(1,351)	(1,249)	(2,771)	(2,164)
Privatization	52	114	56	94	143	25	8

Total financing	1,058	721	240	(1,915)	(3,254)	(3,407)	(3,326)

(1)	Preliminary data.

Source: Central Bank.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)

(as a percentage of GDP, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Primary balance:
Central government	0.2	0.6	1.1	3.2	3.4	5.1	7.2
Descentralized agencies	0.1	0.1	—	0.3	0.3	0.6	0.3
Local governments	0.2	0.1	0.3	0.1	1.1	2.5	(0.4)
State-owned enterprises	—	0.1	0.2	0.3	0.1	0.2	(0.3)

Primary NFPS	0.4	1.0	1.6	3.9	4.8	8.4	6.7
Interest payments
External debt	1.8	1.7	1.6	1.4	1.3	1.3	0.9
Domestic debt	0.4	0.4	0.3	0.4	0.5	0.5	0.7

Total interest payments	2.2	2.0	1.9	1.9	1.8	1.8	1.6

Overall NFPS	(1.7)	(1.0)	(0.3)	2.1	3.1	6.6	5.1

Financing:
External	1.4	1.5	(1.5)	(0.7)	(1.9)	(1.3)	(2.0)
Domestic	0.3	(0.6)	1.7	(1.4)	(1.3)	(5.3)	(3.1)
Privatization	0.1	0.2	0.1	0.1	0.1	0.1	—

Total financing	1.7	1.0	0.3	(2.1)	(3.1)	(6.6)	(5.1)

(1)	Preliminary data.

Source: Central Bank.

Central Government

Peru’s central government comprises the executive branch, including its ministries and other centralized agencies. Prior to January 1, 2003, the central government also included Peru’s 24 regional councils, whose representatives were appointed by the President and public universities. As of January 1, 2003, the regional councils were replaced by 25 regional governments governed by elected officials. See “The Republic of Peru—History, Government and Political Parties—Government—Regional Governments” above.

The government derives its revenues primarily from:

•	tax collections;

•	import tariffs;

•	non-tax revenues, such as fees, interest income and royalties from mining and hydrocarbon production; and

•	dividends from state-owned companies.

Between 2003 and 2007, total government revenues fluctuated from a low US$9.2 billion, or 15.0% of GDP, in 2003, to a high of US$19.7 billion, or 18.3% of GDP, in 2007. During this period, tax revenues fluctuated from a low US$7.9 billion in 2003, or 12.8% of GDP, to a high US$16.8 billion, or 15.6% of GDP, in 2007. Compared to the levels registered in 2006, in 2007 total government revenues increased 21.2%, tax revenues increased 20.6%, and non-tax revenue increased 25.3% (to US$2.8 billion, or 2.6% of GDP, as of December 31, 2007).

In the first six months of 2008, compared to the comparable period in 2007, government revenues increased 26.6% (from US$9.8 billion, or 19.2% of GDP, as of June 30, 2007, to US$12.4 billion, or 19.1% of GDP, as of June 30, 2008), tax revenues increased 23.7%, and non-tax revenue increased 45.4%.

Government expenditures consist primarily of:

•	wages of public sector employees;

•	transfers to public sector entities;

•	interest payments on debt;

•	public investments in infrastructure; and

•	pension expenditures.

Between 2003 and 2007, total government expenditures, excluding interest payments on the government’s debt, fluctuated between a low of US$9.0 billion, or 14.7% of GDP, in 2003, to a high of US$16.0 billion, or 14.9% of GDP, in 2007. In 2007, total government expenditures, excluding interest payments on the government’s debt, increased 21.2% compared to those in 2006. By June 30, 2008, total government expenditures increased 7.3%, compared to those for the comparable period of 2007.

Between 2003 and 2007, the central government registered increasing overall fiscal balances that ranged from a high deficit of US$1.1 billion, or (1.7)% of GDP, in 2003, to a high surplus of US$1.9 billion, or 1.8% of GDP, in 2007. This was primarily due to an increase in tax collection that totaled US$16.8 billion, a sum equivalent to 15.6% of GDP, which represents a 20.6% increase in nominal terms with respect to 2006. The result was also due to higher profits obtained by companies due to the higher international prices of minerals and greater economic activity.

In 2003 the central government registered a primary surplus of US$137 million, or 0.2% of GDP. In 2004 the central government registered a primary surplus of US$411 million, or 0.6% of GDP. In 2005 the central government registered a primary surplus of US$898 million, or 1.1% of GDP. The surpluses in 2004 and 2005 were due to higher tax revenues resulting from increased economic activity. In 2006 the central government registered a primary surplus of US$3.0 billion, or 3.2% of GDP, due to higher tax revenues resulting from increased economic activity. During 2007 the central government registered a primary surplus of US$3.6 billion, or 3.4% of GDP, a 22.4% increase over the primary surplus registered in 2006. The increase was due to an increase in income tax revenues of 29.8% and in general sales tax revenues of 23.0%.

During the first six months of 2008 the central government’s primary surplus was US$4.7 billion, or 7.2% of GDP, higher in 80.8% to the amount registered during that same period in 2007, due to higher tax and non-tax revenues, in comparison with the levels in the first six months of the previous year (16.0% and 3.0% of GDP, respectively) and lower current non financial expenditures (10.6% of GDP).

The following tables provide information regarding government accounts for the periods shown.

Central Government Accounts

(in millions of U.S. dollars, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Fiscal revenue:
Current revenue:
Tax revenue:
Income Tax	2,291	2,644	3,390	5,631	7,296	3,989	4,726
Capital gains tax	—	—	—	—	—	—	—
Taxes on goods and services:	5,355	6,055	6,778	7,816	9,459	4,418	5,848
General Sales Tax	4,055	4,747	5,546	6,580	8,086	3,757	5,206
Excise taxes	1,300	1,309	1,232	1,236	1,373	661	641
Import tariffs	733	804	952	871	701	362	299
Other taxes	(503)	(381)	(336)	(408)	(683)	(368)	(482)

Total tax revenue	7,875	9,122	10,784	13,910	16,773	8,401	10,391
Non-tax revenue(2)	1,196	1,241	1,654	2,211	2,771	1,357	1,973

Total current revenue	9,071	10,363	12,438	16,121	19,544	9,759	12,365
Capital revenue	104	55	117	110	123	50	53

Total fiscal revenue	9,175	10,418	12,555	16,231	19,667	9,808	12,418

Expenditures:
Current non financial expenditures:
Wages and salaries	2,778	3,078	3,513	3,839	4,168	1,951	2,342
Good and services	2,109	2,407	2,715	3,117	3,540	1,371	1,708
Current transfers	2,978	3,264	3,947	4,436	5,938	3,356	2,794

Total current non financial expenditures	7,865	8,749	10,175	11,392	13,645	6,678	6,844
Capital expenditures:
Fixed investment	1,009	1,120	1,351	1,462	1,951	475	740
Other	163	138	131	376	435	78	172
Of which:
Capital transfers	118	83	92	306	416	71	149

Total capital expenditures	1,172	1,258	1,482	1,837	2,386	553	913

Total expenditures	9,038	10,007	11,657	13,229	16,032	7,231	7,757

Fiscal balance:
Primary fiscal balance	137	411	898	3,002	3,635	2,578	4,661
Interest	1,205	1,285	1,454	1,656	1,765	845	890

Overall fiscal balance	(1,068)	(873)	(555)	1,346	1,870	1,732	3,769

Financing:
Foreign financing	973	1,144	(955)	(554)	(2,241)	(619)	(1,562)
Domestic financing	43	(384)	1,454	(886)	228	(1,139)	(2,216)
Privatization	52	114	56	94	143	25	8

Total financing	1,068	873	555	(1,346)	(1,870)	(1,732)	(3,769)

(1)	Preliminary data.
(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

N.A. = Not Available.

Source: Central Bank.

Central Government Accounts

(as a percentage of GDP, at current prices)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
Fiscal revenue:
Current revenue:
Tax revenue:
Income Tax	3.7	3.8	4.3	6.0	6.8	7.7	7.3
Capital gains tax	—	—	—	—	—	—	—
Taxes on goods and services:	8.7	8.7	8.5	8.4	8.8	8.7	9.0
General Sales Tax	6.6	6.8	7.0	7.0	7.5	7.4	8.0
Excise taxes	2.1	1.9	1.6	1.3	1.3	1.3	1.0
Import tariffs	1.2	1.2	1.2	0.9	0.7	0.7	0.5
Other taxes	(0.8)	(0.5)	(0.4)	(0.4)	(0.6)	(0.8)	(0.8)

Total tax revenue	12.8	13.1	13.6	14.9	15.6	16.4	16.0
Non-tax revenue(2)	2.0	1.8	2.1	2.4	2.6	2.7	3.0

Total current revenue	14.8	14.9	15.7	17.3	18.2	19.1	19.0
Capital revenue	0.2	0.1	0.1	0.1	0.1	0.1	0.1

Total fiscal revenue	15.0	14.9	15.8	17.4	18.3	19.2	19.1

Expenditures:
Current non financial expenditures:
Wages and salaries	4.5	4.4	4.4	4.1	3.9	3.9	3.6
Good and services	3.4	3.5	3.4	3.3	3.3	2.7	2.6
Current transfers	4.9	4.7	5.0	4.7	5.5	6.5	4.3

Total current non financial expenditures	12.8	12.5	12.8	12.2	12.7	13.0	10.6
Capital expenditures:
Fixed investment	1.6	1.6	1.7	1.6	1.8	0.9	1.1
Other	0.3	0.2	0.2	0.4	0.4	0.1	0.3
Of which:
Capital transfers	0.2	0.1	0.1	0.3	0.4	0.1	0.2
Total capital expenditures	1.9	1.8	1.9	2.0	2.2	1.1	1.4

Total expenditures	14.7	14.4	14.7	14.2	14.9	14.1	11.9

Fiscal balance:
Primary fiscal balance	0.2	0.6	1.1	3.2	3.4	5.1	7.2
Interest	2.0	1.8	1.8	1.8	1.6	1.7	1.4

Overall fiscal balance	(1.7)	(1.3)	(0.7)	1.4	1.8	3.4	5.8
Financing:
Foreign financing	1.6	1.6	(1.2)	(0.6)	(2.0)	(1.3)	(2.6)
Domestic financing	0.1	(0.5)	1.8	(0.9)	0.1	(2.2)	(3.2)
Privatization	0.1	0.2	0.1	0.1	0.1	0.1	—

Total financing	1.7	1.3	0.7	(1.4)	(1.8)	(3.4)	(5.8)

(1)	Preliminary data.
(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

N.A. = Not Available.

Source: Central Bank.

One of the García administration’s highest priorities is maintaining fiscal discipline while reorienting public spending towards important social objectives. To achieve fiscal balance, the García administration has proposed to follow the provisions set forth under the Fiscal Responsibility and Transparency Act. Some of the most important provisions are the macroeconomic fiscal rules, which limit fiscal deficit, growth in consumption expenditure and public debt.

The García administration seeks to decentralize public spending and increase the amount and quality of social spending and investments.

Tax Regime

All government taxes in Peru are collected by the Superintendencia Nacional de Administración Tributaria, or SUNAT. SUNAT’s budget is determined primarily through a percentage-based funding mechanism that provides the agency with 1.6% of its domestic tax collections and with 1.5% of import tariffs.

The following table presents the composition of Peru’s tax revenues for the periods shown.

Tax Revenue of the Republic (Central Government)

(as a percentage of total tax revenue)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005	2006	2007	2008
Income Tax
Individual	9.4	9.0	8.6	8.6	8.5	9.9
Corporate	15.7	16.8	17.1	24.6	27.4	28.2
Clearing	4.0	3.2	5.7	7.6	7.6	7.2

Total	29.1	29.0	31.4	40.5	43.6	45.3

Taxes on goods and services
Value Added Tax	51.5	52.0	51.4	47.3	48.2	50.3
Excise Tax
Fuel tax	12.0	10.2	7.3	5.3	4.6	3.0
Other	4.5	4.1	4.1	3.6	3.6	3.3

Total Excise Tax	16.5	14.3	11.4	8.9	8.2	6.3

Total taxes on goods and services	68.0	66.4	62.9	56.2	56.3	56.6

Import tariffs	9.3	8.8	8.8	6.3	4.2	2.9
Other taxes	5.2	6.9	8.4	7.4	7.3	6.3
Tax refund	(11.6)	(11.1)	(11.5)	(10.3)	(11.4)	(11.2)

Total	100.0	100.0	100.0	100.0	100.0	100.0

Source: Central Bank.

Income Taxes

The current tax law provides for the following income tax rates for 2008:

Personal Annual Income (in UIT(1))	2008 (%)
Between 0 - 27	15
Between 27 - 54	21
Greater than 54	30

(1)	UIT is an annual reference index used for tax purposes. For 2008 the UIT is equivalent to S/.3,500, or approximately US$1,228.

Source: Ministry of Economy and Finance.

Dividends are not part of the global net income. Their tax rate is 4.1%. Peru treats capital gains as ordinary income for tax purposes.

The income tax rate for enterprises legally regarded as located in Peru is 30%, which applies to net worldwide income. Companies also paid the Temporary Net Asset Tax (ITAN) which is applied on assets exceeding S/.1 million, or approximately US$350,877, with a tax rate of 0.5%. In 2009 the tax rate will be 0.4%.

Some forms of income are exempt from the corporate income tax until December 31, 2008:

•	income of religious and nonprofit institutions;

•	interest payment on development loans granted by international organizations or foreign governments;

•	interest payments and other gains on loans to the public sector;

•	interest payments on savings held in the domestic financial system;

•	capital gains from the sale of registered securities;

•	interest payments and adjustments to principal from mortgage instruments; and

•	interest payment collected or paid by savings and loans cooperatives.

Furthermore, there are other specific exemptions that apply to certain industries and regions.

Capital Gains Tax

Peru treats all capital gains as ordinary income for tax purposes. Currently an important proportion of capital incomes are exempt from the tax base. These exemptions are scheduled to expire on December 31, 2008.

In early 2007, the Government of Peru modified the Income Tax Law (Ley del Impuesto a la Renta) with the objective to eliminate the main exemptions related to interests and capital gains, introducing a tax treatment that is more favorable for individual investors and for non resident tax payers. The main modifications were the elimination of exemptions to interests and capital gains and the amendment to the tax treatment of capital gains of individuals. These modifications become effective in 2009.

Those modifications implied that these incomes won’t be exempt:

•	capital gains from the alienation of equities, shares, corporative bonds and other securities;

•	interests generated from securities as corporative bonds, certificates of deposits and mortgage values;

•	yields from participations in mutual funds and investment funds;

•	interests perceived by corporate from deposits in financial system;

•	yields from voluntary contributions to pension funds.

Some exemptions remain effective; for instance, interests perceived by individuals from their deposits in financial system; yields from mandatory contributions to Pension Funds Administrators. Also, interests and capital gains from instruments derived from Treasury Bonds and Central Bank’s monetary regulation instruments (Overnight Deposits and Certificates of Deposits) remain exempted.

Value-Added Tax

Peru currently imposes a 17.0% of Impuesto General a las Ventas, or Value-Added Tax, or IGV, that is applicable to:

•	the sale or import of movable personal property within Peru;

•	the rendering or use of services in Peru;

•	construction agreements; and

•	the first transfer of real estate by a builder.

Each part in the chain of production generally collects the tax from its customer and pays SUNAT the difference between the tax paid to its suppliers and the tax collected from its customers. For imports of goods, the taxable base is the cost, insurance and freight price plus customs duties, surcharges and excise tax paid on those goods.

Some products and services are exempt from the IGV, including fishmeal, various agricultural products, including potatoes, tomatoes, beans, coffee, tea, cocoa and wheat, urban public and cargo transport, financial services, live entertainment and some medicines for cancer, HIV/AIDS and diabetes treatment. Peru also applies a special exemption for purchases made as part of the development of natural resources.

The IGV does not apply to the export of goods or services or construction contracts performed abroad. Exporters are reimbursed any portion of the IGV they pay on the purchase of goods and services they export and can apply those refunds as credits to offset the IGV or income tax liabilities.

A 2% of Impuesto de Promoción Municipal, or Municipal Development Tax, is also imposed along with the IGV.

Excise Tax

Peru applies an excise tax on selected goods and on gambling activities. The following table shows the tax rates applicable to selected goods as of August 31, 2008.

Product	Rate (%)
Soda	17.0
Gambling	10.0
New cars	10.0
Used cars	30.0
Wines, vermouths, ciders, whiskey, rum, gin	20.0
Cigarettes	30.0
Horse races	2.0
Beer	27.8

Source: Ministry of Economy and Finance.

In the case of Pisco, an alcoholic beverage, the applicable tax is S/.1.50, or approximately US$0.53, per liter.

Peru also imposes an excise tax on fuel products. The tax is levied on the volume sold or imported, expressed in units of measurement established by the Ministry of Economy and Finance. The following table shows the tax rates currently applicable to selected fuel products.

Fuel	S/. per gallon(1)
Gasoline:
less than 84 octane	0.40
from 84 - 89 octane	0.40
from 90 - 94 octane	0.66
from 95 - 97 octane	2.07
greater than 97 octane	2.30
Kerosene	0.78
Gas oil	0.39

(1)	As of June 30, 2008.

Source: Ministry of Economy and Finance.

Financial Transactions Tax

On March 1, 2004, a financial services transaction tax, or ITF, became effective. The ITF is a levy applicable to almost all banking transactions, including transfers and foreign exchange transactions, as well as certain non-banking transactions such as transfers made by fund transfer companies. Although the ITF was initially set at 0.15%, the government proposed in early March 2004 to decrease the rate. On March 25, 2004, Congress approved the government proposal, effective March 27, 2004, to set the rate at 0.10% through the end of 2004, decreasing to 0.08% during 2005. In late 2006 the Government established a schedule to decrease the rate to 0.07% during 2008, 0.06% during 2009 and 0.05% in 2010.

Royalty Tax

In June 2004, Congress passed legislation instituting a royalty tax on mining output effective as of that month, with payments commencing in January 2005. The royalty rate ranges from 1% to 3%, depending on the paying company’s annual concentrated mineral value. The proceeds are distributed in the regions where the mines are located.

In addition, there is a royalty tax on hydrocarbons which is calculated according to the value of the hydrocarbon produced and is established on each exploration and production contract.

Tax Amnesty

There have been no tax amnesties in the five-year period ended December 31, 2007, and the six-month period ended June 30, 2008.

The 2008 Budget

Pursuant to the Constitution and Ley General del Sistema Nacional de Presupuesto, or General Law of the National Budget System, published on December 8, 2004, and effective as of January 1, 2005, the Ministry of Economy and Finance, acting through the Dirección Nacional del Presupuesto Público, or Public Budget Administration Office, is responsible for preparing Peru’s annual budget.

The annual budget is prepared on the basis of:

•	proposals submitted by the various public entities;

•	matching revenue estimates with goals and priorities established for each entity; and

•	coordinating balances for previous fiscal years and estimates for future fiscal years.

The Public Budget Administration Office submits its proposed budget to the Council of Ministers for approval. If the Council of Ministers approves the proposed budget, it is submitted by the President to Congress by August 30 of each year. Upon congressional approval, the proposed budget becomes the Annual Law of the Public Sector Budget. Under the Constitution, if by November 30 of any year Congress has not submitted to the executive branch an official document commenting on or approving the budget, the budgetary proposal submitted by the President is automatically adopted as the Annual Law of the Public Sector Budget.

The 2008 budget was approved on November 27, 2007.

The following table summarizes the principal assumptions on which the 2008 budget was based.

Principal Budgetary Assumptions for 2008

Projected real GDP growth	6.2%
Projected (cumulative) inflation	2.0%
Projected average exchange rate	S/.3.16 per dollar

Source: Ministry of Economy and Finance.

The 2008 budget projects fiscal revenues of S/.71.0 billion, or approximately US$22.5 billion, and non-financial public expenditures of S/.58.5 billion, or approximately US$18.5 billion. The 2008 budget projects an overall non-financial public sector deficit of US$324 million or 0,0% of the projected GDP.

The following table summarizes the government’s principal economic targets for 2008.

Principal Economic Targets for 2008

Non-financial public sector deficit (as a percentage of GDP)		0.0%
Central public sector expenditures (excluding interest payments) (as a percentage of GDP)		15.2%
Gross public sector debt denominated in foreign currency (in millions of US$)	US$	30,855

Source: Ministry of Economy and Finance.

The figures set forth above represent Peru’s forecast with respect to the Peruvian economy for 2008. While the government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that actual economic results will not differ materially from the figures set forth above. See “Forward-Looking Statements” above.

The 2009 Budget

The García Administration submitted its 2009 budget proposal to Congress on August 30, 2008. The 2009 budget is subject to congressional comment and amendment prior to November 30, 2009. If Congress does not comment on or approve the 2009 budget prior to that date, the budgetary proposal will be adopted automatically as the Annual Law of the Public Sector Budget of the year 2009.

Principal Budgetary Assumptions for 2009

Projected real GDP growth	7.0%
Projected (cumulative) inflation	3.5%
Projected average exchange rate	S/.2.87 per dollar

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2009 budget proposal projects the following:

•	fiscal revenues of S/.79.6 billion, or approximately US$27.7 billion;

•	public expenditures of S/.72.4 billion, or approximately US$25.2 billion; and

•	an overall non-financial public sector surplus of US$3.1 billion, or 2.3% of the projected GDP.

Social Security

Peru has a two-tier pension system. The public pension system is a pay-as-you-go system by which current social security contributions are used to pay benefits currently provided by the government. This system requires that the government contribute to finance pension payments. In 1992, the government created the private pension system, through the licensing of AFPs, as an alternative to the public pension system.

The public pension system has two components:

•	the general pay-as-you-go-system, which applies to the general population and is administered by the Oficina de Normalización Previsional, or Office of Pension Regularization; and

•	the special public sector regimes for the military, police, teachers, various judges and magistrates, other special segments of the population and other public servants.

The public sector has two pension reserve funds funded by privatization receipts:

•

the Fondo Consolidado de Reservas Previsionales, or Consolidated Reserve Fund, an autonomous fund with resources earmarked to meet public pension obligations falling due over the medium and long term; and

•	the Fondo Nacional de Ahorro Público, or National Public Savings Fund, the objective of which is to provide supplemental pensions to all low-income pensioners in the public pension system.

As of June 30, 2008 there were four AFPs in the private pension system. New entrants to the labor market are automatically enrolled in an AFP unless they elect to enroll in the public pension system within 10 days of employment. Workers may leave the public pension system for an AFP at any time, but once they leave they cannot re-enroll in the public pension system, except as described below. To compensate individuals who switch to the AFPs for pension rights they had accumulated while participating in the public pension system, the government has authorized the issuance of recognition bonds. Recognition bonds are transferable, zero-coupon bonds indexed to the CPI and redeemable at retirement.

To provide an incentive for individuals to join AFPs and to discourage participation in the public pension system, the government increased the public pension system contribution rate from 3.0% to 11.0% at 1995 and 13% at 1997. In 2002, Congress approved an increase of the minimum monthly pension in the public pension system from S/.300 to S/.415. As of December 31, 2007, the private pension system contribution rate was 8%. Workers are eligible to receive benefits at age 65.

In November 2004, Congress enacted a constitutional reform to unify the administration of public pensions, reduce the financial deficits of the pension funds and improve its distributions to different economic classes. The indexed pension scheme that allowed certain retired government employees to receive a life pension equal to the salary of a worker currently serving in the retiree’s former post or one equivalent to it was eliminated and pension caps were established.

The Ministry of Economy and Finance is attempting to address the potential conflicts between the private pension system and the public system and to consolidate the achievements made in the private pension system while attempting to overcome the challenges facing the public pension system.

In March 2007 Congress enacted a law to reform the affiliation and return to the public pension system process, with the aim that people that left the public pension system for an AFP, or chose an AFP from the start, and would as a consequence receive a lower pension, were allowed to return or transfer to the public pension system. Accordingly, this law regulates the conditions under which a person may choose to return or transfer to the public pension system and provides mechanisms for making that an informed decision. The estimated cost of the this reform for Peru is approximately US $2,1 billion in actuarial present value. This amount was calculated for 410,000 people and considers greater social security costs to the public pension system due to people that return or transfer to it from the private pension system, the payment of additional pensions and the financial costs of advancing recognition bonds under the exceptional regime of early retirement.

PUBLIC SECTOR DEBT

Peru’s total public sector debt consists of foreign currency-denominated debt and nuevo sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the government, the Central Bank and public sector entities.

External Debt

As of June 30, 2008, all of Peru’s public sector external debt consisted of foreign currency denominated debt. As of December 31, 2007, public external debt totaled US$20.1 billion, or 18.7% of GDP, compared to US$22.0 billion, or 23.8% of GDP, as of December 31, 2006. As of June 30, 2008, public sector external debt totaled US$18.8 billion, or 15.5% of GDP.

The following tables provide further information on public sector external debt as of the dates shown.

Public Sector External Debt

(in millions of U.S. dollars, except for percentages)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2007	2008
Official reserve liabilities:
IMF credit use	—	—	—	—	—	—	—

Total official reserve liabilities	—	—	—	—	—	—	—
Official non-reserve liabilities:
Public sector	22,768	24,466	22,279	21,972	20,081	21,277	18,800

Total official non-reserve liabilities	22,768	24,466	22,279	21,972	20,081	21,277	18,800

Total official liabilities	22,768	24,466	22,279	21,972	20,081	21,277	18,800

Total public sector external debt as % of GDP(1)	37.1	35.1	28.1	23.8	18.7	21.5	15.5
Total public sector external debt as % of total exports(1)	250.4	191.0	128.3	92.3	71.8	N.A.	N.A.

(1)	Peru does not include IMF credit use in reports of total public sector external debt. Debt ratios are calculated on the basis of the Peru’s total official non-reserve liabilities.

N.A.= Not Available.

Source: Central Bank.

Public Sector External Debt, Net of Reserves

(in millions of U.S. dollars, at current prices)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2007	2008
Public sector external debt(1)	22,768	24,466	(22,279)	(21,972)	20,081	21,277	18,800
Gross international reserves of the Central Bank	(10,206)	(12,649)	(14,120)	(17329)	(27,720)	(21,555)	(35,550)

Public sector external debt, net of reserves	12,562	11,817	8,159	4,643	(7,639)	(278)	(16,750)

(1)	Peru does not include IMF credit use in reports of total public sector external debt.

N.A.= Not Available.

Source: Central Bank.

Peru’s credit ratings are as follows:

•	Fitch: long-term issuer default rating of BBB- (Outlook Positive);

•	Standard & Poor’s: long-term foreign currency credit rating of BBB- (Outlook Positive); and

•	Moody’s: long-term foreign currency bonds rating of Ba1 (Outlook Positive).

        A Fitch “BBB-” rating indicates that there are currently expectations of low credit risk. The capacity for payment of financial commitments is considered adequate but adverse changes in circumstances and economic conditions are more likely to impair this capacity. This is the lowest investment grade category. Securities rated in this category are investment grade. A Fitch outlook indicates the direction in which a rating is likely to move over a one to two-year period. Outlooks may be “Positive,” “Stable” or “Negative.” A Positive or Negative outlook does not imply a rating change is inevitable. Similarly, a rating for which outlook is “Stable” could be upgraded or downgraded before an outlook moves to Positive or Negative if circumstances warrant such an action. On April 2, 2008, Fitch upgraded Peru’s long term foreign currency debt rating from BB+ to BBB- with an outlook of Positive.

A Standard & Poor’s “BBB-” rating indicates that an obligor exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Securities rated in this category are investment grade. A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Standard & Poor’s outlook of “positive” means that a rating may be raised; however, an outlook is not necessarily a precursor of a rating change. On July 14, 2008, Standard & Poor’s upgraded Peru’s long-term foreign currency debt rating from BB+ to BBB- with an outlook of Positive.

For Moody’s, obligations rated “Ba1” are judged to have speculative elements and are subject to substantial credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification. The modifier 1 indicates a high-range ranking in the Ba generic rating classification. Moody’s rating outlook is an opinion regarding the likely direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing (contingent upon an event). On August 19, 2008, Moody’s upgraded Peru’s the foreign currency rating from Ba2 to Ba1 with an outlook of Positive.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Peru’s current ratings and the rating outlooks currently assigned to Peru are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Peru. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The information above was obtained from information available on the websites of the rating agencies.

During the period from 2003 to 2007 multilateral debt represented, on average, 34.9% of Peru’s public sector external debt. Peru’s principal multilateral creditors are the World Bank, representing, on average, 35.3% of outstanding multilateral debt each year from 2003 to 2007, and the IADB, representing, on average, 44.5% of outstanding multilateral debt each year from 2003 to 2007. Loans from the World Bank have funded projects relating to irrigation, agriculture, poverty reduction, education, health reform and transportation. Loans from the IADB have funded projects relating to poverty reduction, education, financial-sector reform and state modernization.

The following table provides information on capital flows from multilateral lenders for the periods shown.

Capital Flows from Multilateral Lenders

(in millions of U.S. dollars)

	For the 12 months ended December 31,					For the six months ended June 30,
	2003	2004	2005	2006	2007	2007	2008
World Bank:
Disbursements minus principal amortizations	181.8	45.8	(19.7)	(182.5)	15.3	(113.2)	(83.2)
Disbursements minus principal, interests and commissions	66.5	(46.4)	(124.6)	(319.2)	(134.8)	(187.2)	(159.3)

IADB:
Disbursements minus principal amortizations	(75.2)	232.2	246.5	191.6	160.6	(97.2)	(15.7)
Disbursements minus principal, interests and commissions	(236.5)	96.8	99.5	26.5	(30.0)	(193.7)	(109.8)

Source: Ministry of Economy (Dirección Nacional del Endeudamiento Público, or Office of Public Debt).

On February 23, 2004, the IMF completed its fourth and final review of Peru’s performance under the two-year stand-by arrangement entered into in February 2002 and approved the release of an additional US$41 million to Peru, bringing the total amount available to approximately US$380 million. Peru did not draw down any of the funds available to it under the February 2002 stand-by arrangement.

On June 9, 2004, the Executive Board of the IMF approved a 26-month stand-by arrangement to help support Peru’s economic program through mid-2006. The total amount available to Peru under the stand-by arrangement was SDR287.3 million (approximately US$422.8 million) with immediate access to a first drawing of SDR80 million (approximately US$118 million). On November 22, 2004, the IMF completed its first review under the 2004 stand-by arrangement. The completion of the review made available for drawing an additional SDR126.06 million (approximately US$191.2 million). The 26-month Stand-By Arrangement expired on August 16, 2006. The government achieved all the goals and implemented all of the structural changes required by that agreement. On January 26, 2007, the IMF approved a new Stand-By Agreement with Peru for an aggregate amount of SDR172 million (approximately US$257 million) to support the economic programs of the Peruvian government for a 25-month period ending on February 26, 2009.

On December 3, 2004, Peru signed an agreement with the CAF for a US$80 million loan maturing in 2017. The proceeds of this loan were used to improve the general competitiveness of Peru by increasing fiscal discipline, enhancing the relations between the private sector and the government and reducing administrative barriers.

On December 16, 2004, Peru signed four loan agreements with the World Bank, each with a 14-year repayment period and an eight-year grace period. The proceeds of the first loan, for US$100 million, were used to support actions, objectives and policies designed to promote growth and achieve sustainable reductions in poverty through social reforms, such as, among others, improving education and health-care and promoting efficient management and transparency of government programs. The proceeds of the second loan, also for US$100 million, were used to aid the government in actions, objectives and policies designed to achieve decentralization and competitiveness reforms, such as, among others, strengthening certain accounting and reporting processes, improving institutional management, increasing the levels and competitiveness of Peruvian exports and generally encouraging the development of a business environment more conducive to internal and external private investment. The proceeds of the third loan, for US$7.8 million, were used to improve the quality and delivery of social policies programs in the context of decentralization. Finally, the proceeds of the fourth loan, for US$8.8 million, were used to support fiscal sustainability, quality of service delivery and enhancement of competitiveness in the context of decentralization.

On December 15, 2004, Peru signed a loan agreement with the IADB for a US$300 million loan that has a repayment period of 20 years. The proceeds of the loan will be used to support improvements in the quality and efficiency of Peru’s social spending and the strengthening of Peru’s social safety network during the decentralization process, including, among others, developing systems to monitor the efficacy of public expenditures and governmental transfers and reconfiguring the A Trabajar temporary employment program to focus on job creation in periods of economic downturn.

In 2005, disbursements included US$379 million for infrastructure projects and US$2.3 billion for freely available payments. The projects consuming most borrowing included the Program on Economic Infrastructure and Social Development, and the rebuilding of the Rioja-Tarapoto highway, both of which were financed by loans from CAF. The IADB and the World Bank financed a program aimed at improving the quality of education, the rebuilding and maintenance of highways, and the national Mother-Child Insurance Program. The Paris Club provided disbursements on loans of US$172 million used to finance, among other projects, the hydro-electric station of Yuncan, expansion of electrification and improvement of the water drainage system in Piura, and the rebuilding of damaged roads. Of the total US$581 million freely available disbursements granted by international organizations, some US$350 million disbursed by the IADB was used to finance the Poverty Eradication and Development of Human Capital and the Quality Improvement and Management of Public Spending programs. Furthermore, the World Bank financed a US$150 million loan to implement the Decentralization and Competitiveness III (DECSAL) program, while the CAF financed three projects.

In 2006 Peru entered into two credit agreements with CAF for a total amount of US$24.9 million, which were used for the environmental and social management program for the indirect impact of the inter-oceanic highway in the south (“Programa para la gestión ambiental y social de los impactos indirectos del corredor vial Interoceánico Sur”) (US$10.0 million), and the full restoration of the Huancayo-Huancavelica railway (US$14.9 million); in addition, two credit transactions were undertaken with the IADB for a total amount of US$75.0 million to fund the science and technology program (US$25.0 million) and the program for the development of the streamlining sector (US$50.0 million). Additionally two loan agreements for a total amount of US$75.0 million were entered with the World Bank to fund the rural electricity program (US$50.0 million) and the consolidation of real estate rights (US$25.0 million). Lastly, US$14.9 million were borrowed from KFW to fund the municipal plan of basic services and an agreement with the United States government was reached, in the amount of US$10.0 million, for the acquisition of Torta de Soya under the PL-480 Program. In addition, two guarantees were granted for a total liability of US$88.0 million in order to secure the partial risk guarantee with the CAF granted in connection with the concession of Proyecto Olmos (US$28.0 million) and for the partial credit guarantee with the IADB to secure the annual payment of the works resulting from the concession of the roadway Eje Multimodal del Amazonas Norte (US$60 million).

In 2007 Peru entered into an agreement with the CAF to finance the Social and Infrastructure Investment Against Poverty Program for a total amount of US$400 million. Additionally, two loan agreements for a total amount of US$250 million were entered into with IBRD to finance the Decentralized Rural Transportation Program and the Fiscal Management and Economic Growth Programmatic Loan. As well, Peru entered into two loans with the IDB for a total amount of US$300 million to finance the Program for the Improvement of the National Road Network and the Water Resources Reform Program.

In December 2007 and February 2008 Peru prepaid US$261.6 and US$ 166.7, respectively, of its outstanding debt with the CAF with proceeds from the Treasury. The main benefits of this prepayment were that it lowered the refinancing risk, reduced the financial cost of the outstanding debt with the CAF and restructured debt payments during 2008 through 2016.

In 2008, Peru entered into two credit agreements with IBRD in an aggregate amount of US$170 million to finance the Support Program for Productive Rural Alliances in the Highlands of Peru and the Programmatic Program for Social Reforms, and one with IDB in an aggregate amount of US$100 million to finance the Program to Reform Sewage Treatment I.

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)

(in millions of U.S. dollars, at current prices)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2007	2008
Official creditors:
Multilateral debt:
IDB	3,027	3,292	3,468	3,679	3,870	3,578	3,884
World Bank	2,790	2,836	2,816	2,633	2,649	2,520	2,565
IFAD(2)	26	25	24	29	32	29	35
IMF	139	104	57	20	—	—	—
OPEC(3)	12	11	9	8	7	8	7
Other	1,365	1,608	1,609	1,474	1,294	1,389	1,220

Total multilateral debt	7,359	7,875	7,983	7,843	7,851	7,524	7,710
Bilateral debt:
Paris Club	5,018	4,859	2,539	2,674	1,504	2,657	1,595
United States	850	775	694	616	127	582	118
Latin America	47	40	32	25	20	24	18
East Europe countries and China	32	23	16	9	5	7	5
Japan	2,790	2,875	2,462	2,339	2,252	2,215	2,297
Other countries	—	—	—	—	—	—	—

Total bilateral debt	8,737	8,571	5,743	5,662	3,908	5,484	4,033
Total official debt	16,096	16,446	13,726	13,506	11,759	13,008	11,743

Private creditors:
Banking	5	4	1	1	1	1	1
Suppliers	1,038	1,072	159	73	60	61	59

Total private sector debt	1,043	1,075	160	74	61	61	60
Bonds:
Brady + Global Bonds	5,630	6,944	8,394	8,392	8,262	8,208	6,998

Total bonds	5,630	6,944	8,394	8,392	8,262	8,208	6,998

Total public sector external debt	22,769	24,466	22,279	21,971	20,081	21,277	18,800

(1)	Medium- and long-term debt, excluding IMF financing.
(2)	Refers to the International Fund for Agricultural Development.
(3)	Refers to the Organization of Petroleum Exporting Countries.

Source: Ministry of Economy (Office of Public Credit).

Public Sector External Debt by Creditor(1)

(as a percentage of total public sector external debt)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2007	2008
Official creditors:
Multilateral debt:
IDB	13.3	13.5	15.6	16.7	19.3	16.8	20.7
World Bank	12.3	11.6	12.6	12.0	13.2	11.8	13.6
IFAD(2)	0.1	0.1	0.1	0.1	0.2	0.1	0.2
IMF	0.6	0.4	0.3	0.1	—	—	—
OPEC(3)	0.1	—	—	—	—	—	—
Other	6.0	6.6	7.2	6.7	6.4	6.5	6.5

Total multilateral debt	32.3	32.2	35.8	35.7	39.1	35.4	41.0
Bilateral debt:
Paris Club	22.0	19.9	11.4	12.2	7.5	12.5	8.5
United States	3.7	3.2	3.1	2.8	0.6	2.7	0.6
Latin America	0.2	0.2	0.1	0.1	0.1	0.1	0.1
East Europe countries and China	0.1	0.1	0.1	—	—	—	—
Japan	12.3	11.8	11.1	10.6	11.2	10.4	12.2
Other countries	—	—	—	—	—	—	—
Total bilateral debt	38.4	35.0	25.8	25.8	19.5	25.8	21.5

Total official debt	70.7	67.2	61.6	61.5	58.6	61.1	62.5
Private creditors:
Banking	—	—	—	—	—	—	—
Suppliers	4.6	4.4	0.7	0.3	0.3	0.3	0.3

Total private sector debt	4.6	4.4	0.7	0.3	0.3	0.3	0.3
Bonds:
Brady + Global Bonds	24.7	28.4	37.7	38.2	41.1	38.6	37.2

Total bonds	24.7	28.4	37.7	38.2	41.1	38.6	37.2

Total public sector external debt	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(1)	Medium- and long-term debt, excluding IMF financing.
(2)	Refers to the International Fund for Agricultural Development.
(3)	Refers to the Organization of Petroleum Exporting Countries.

Source: Ministry of Economy (Office of Public Credit).

Public Sector External Debt Structure by Maturity Term

(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2007	2008
Short-term debt	12	18	23	54	921	372	2,021
Medium- and long-term debt	22,768	24,466	22,279	21,971	20,081	21,277	18,800

Total	22,780	24,484	22,302	22,025	21,002	21,649	20,821

Short-term debt (as a % of total public sector external debt)	0.1	0.1	0.1	0.2	4.4	1.7	9.7
Medium- and long-term debt (as a % of total public sector external debt)	99.9	99.9	99.9	99.8	95.6	98.3	90.3

(1)	Includes Central Bank debt.

Source: Central Bank.

The following table provides public sector external debt by currency as of June 30, 2008.

Summary of Public Sector External Debt by Currency(1)(2)

(in millions of U.S. dollars, except for percentages)

	As of June 30, 2008
Currency	US$	%
U.S. Dollar	12,645	67.3
Japanese yen	2,299	12.2
Special Drawing Rights (SDR)	35	0.2
Single currency pool (SCP)(3)	654	3.5
IDB unit of account(4)	689	3.7
English pound	1	—
Canadian dollar	—	—
Swedish krona	—	—
Norwegian Kroner	—	—
Euro	2,426	12.9
Swiss franc	—	—
Nuevo sol	50	0.3

Total	18,800	100.0

(1)	Exchange rate as of June 30, 2008.
(2)	Includes outstanding Cofide US$24 million non-republic guarantee loans.
(3)	World Bank unit of account, based on a basket of national currencies.
(4)	IDB unit of account, based on a basket of national currencies.

Source: Ministry of Economy (Dirección General de Crédito Público (Office of Public Credit)).

During the period from 2003 to 2007, total public sector external debt service increased, as a percentage of total fiscal revenue, from 24.6% in 2003 to 35.6% in 2007, including the Paris Club I and II prepayments, the Japeco prepayment and the Brady Bonds and Global 2012 Tender and Exchange. Public sector external debt service measured as a percentage of total exports of goods and services increased from 20.3% in 2003 to 21.3% in 2007. As a percentage of GDP, public sector external debt service increased from 3.7% in 2003 to 6.5% in 2007. The amortization shown in 2005 includes Paris Club I and Japeco prepayments. The amortization shown for 2007 includes Paris Club II prepayment and the Brady Bonds and Global 2012 Tender and Exchange. The amortization amount shown for the six-month period ended June 30, 2008 includes the redemption of Brady Bonds.

The following table provides information regarding Peru’s public sector external debt service as of the dates shown.

Public Sector External Debt Service(1)

(in millions of U.S. dollars, except for percentages)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2007	2008
Interest payments	1,084	1,166	1,274	1,338	1,383	665	593
Amortization	1,171	1,363	3,621	1,198	5,627	3,028	1,967

Total public sector external debt service	2,255	2,529	4,895	2,536	7,010	3,693	2,560

As % of total exports(2)	20.3	16.7	24.1	9.2	21.3	25.2	13.4
As % of total exports and workers’ remittances	18.8	15.5	22.5	8.7	20.0	23.7	12.7
As % of GDP	3.7	3.6	6.2	2.7	6.5	7.3	3.9
As % of total fiscal revenue	24.6	24.3	39.0	15.6	35.6	37.6	20.6

(1)	Medium and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.
(2)	Includes exports of goods and services and investment income.

Source: Central Bank.

In 2005, interest payments on the public sector external debt were US$1.3 billion, or 1.6% of GDP, compared to US$1.2 billion or 1.7% of GDP, in 2004. In 2005, Peru paid US$317.2 million in interest to Paris Club creditors, US$354.2 million to multilateral creditors, US$111.4 million to holders of Brady Bonds, US$439.3 million to holders of sovereign bonds and US$59.5 million to other creditors.

In 2006, interest payments on the public sector external debt were US$1.3 billion, or 1.4% of GDP, compared to US$1.3 billion or 1.6% of GDP, in 2005. In 2006, Peru paid US$247.1 million in interest to Paris Club creditors, US$433.5 million to multilateral creditors, US$113.3 million to holders of Brady Bonds, US$531.7 million to holders of sovereign bonds and US$8.3 million to other creditors.

In 2007, interest payments on the public sector external debt were US$1.4 billion, or 1.3% of GDP, compared to US$1.3 billion or 1.4% of GDP, in 2006. In 2007, Peru paid US$229.2 million in interest to Paris Club creditors, US$474.1 million to multilateral creditors, US$85.1 million to holders of Brady Bonds, US$607.1 million to holders of sovereign bonds and US$4.3 million to other creditors.

As of June 30, 2008, interest payments on the public sector external debt were US$593 million, or 0.9% of GDP, compared to US$665 million or 1.3% of GDP, in 2007. As of June 30, 2008, Peru paid US$74.1 million in interest to Paris Club creditors, US$226.5 million to multilateral creditors, US$28.1 million to holders of Brady Bonds, US$262.5 million to holders of sovereign bonds and US$1.8 million to other creditors.

The following table provides estimated medium- and long-term public sector external debt service through 2013.

Estimated Public Sector Debt Service by Debtor(1)(2)

2008 - 2013

(in millions of U.S. dollars)

	For the six months ended December 31,			For the 12 months ended December 31,
	2008			2009			2010			2011			2012			2013
	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total
Non-financial public sector:	457	573	1,031	924	1,074	1,998	1,080	1,042	2,122	1,097	999	2,095	1,554	921	2,475	1,135	835	1,969
Central government	438	568	1,006	883	1,063	1,945	1,036	1,031	2,068	1,052	989	2,041	1,508	913	2,421	1,089	828	1,917
Public enterprises	20	6	25	41	11	53	44	11	54	44	10	54	46	8	54	46	7	53
Financial public sector	17	5	22	35	10	44	33	9	42	33	9	42	33	8	41	33	7	40

Total public sector	474	578	1,053	958	1,084	2,042	1,113	1,051	2,164	1,129	1,008	2,137	1,586	929	2,516	1,167	842	2,009

(1)	Disbursements Preliminary estimates, as of June 30, 2008.
(2)	Includes Loans to COFIDE not guaranteed by Peru.

Source: Central Bank and Ministry of Economy (Office of Public Credit).

Peru issued public sector external bonds in connection with the Brady restructuring. As of June 30, 2008 approximately US$53.7 million principal amount remained outstanding on the Brady Bonds. For a description of the Brady restructuring, see “—Debt Management and Restructuring” below.

Domestic Debt

The following table provides total public sector domestic debt, excluding intra-governmental debt, as of the dates shown.

Total Public Sector Domestic Debt

(in millions of U.S. dollars, at current prices)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2007	2008
Long-term debt:
Banco de la Nación	968	929	890	774	19	4	22
Treasury bonds	4,490	4,832	5,954	6,757	10,343	7,934	10,863
Other	52	52	52	72	78	118	83

Total long-term debt	5,510	5,813	6,896	7,603	10,440	8,056	10,968
Short-term debt	618	627	793	915	1,349	499	805

Total	6,128	6,440	7,689	8,518	11,789	8,555	11,773

Total public sector domestic debt, as % of GDP	10.0	9.2	9.7	9.2	11.0	8.6	9.7

Source: Central Bank.

The following table provides a list of Peru’s outstanding domestic public sector bonds as of the dates shown.

Public Sector Domestic Bonds(1)

(in millions of U.S. dollars, at current prices)

	Principal Amount Outstanding as of June 30, 2007	Principal Amount Outstanding as of June 30, 2008
Central Bank Capitalization bonds	—	—
Financial system support bonds	225	157
Debt exchange bonds	835	814
Pension recognition bonds	2,808	3,072
Sovereign bonds	4,118	6,820
Other bonds	34	51

Total	8,020	10,914

(1)	Excludes intra-government debt issued in the form of bonds.

Source: Central Bank.

In March 2001, the government established a public auction system for bonds issued in soles. This system has increased the availability of investment instruments in the domestic capital markets and reduced Peru’s exposure to currency exchange risk. In 2003 Peru launched the Market Makers’ Program to create a domestic market for Peru’s nuevo sol-denominated public sector debt. Since 2003 Peru has issued its public sector debt through this program. The Market Makers’ Program has also helped increase the depth and liquidity of the domestic market for public sector debt.

Debt Management and Restructuring

The regional debt crisis, which started in 1982, resulted in a growing unwillingness of foreign commercial banks to lend to Peru. At the same time, a sharp decrease in the export prices of mining products and the 1982-1983 El Niño phenomenon led to a deterioration in Peru’s balance of payments and fiscal accounts, which made it difficult for Peru to service its debt. Faced with an unsustainable debt burden, the Peruvian government suspended payment on its external commercial bank debt in 1984. By the end of 1984, Peru had failed to make scheduled payments of US$1.0 billion in principal and interest on its commercial bank debt.

In 1985, the first García administration declared that service of the public sector external debt would not exceed 10% of total exports. In 1986, the IMF declared Peru ineligible for additional funds, and, in 1987, the World Bank suspended loan disbursements to Peru. Despite a decline in new loans, Peru’s total public sector debt increased from US$10.9 billion to US$18.9 billion from 1985 to 1990, as unpaid interest continued to accrue.

In 1991, the Fujimori administration began a series of negotiations that led to a normalization of relations with multilateral creditors. In September 1991, Peru paid all amounts in arrears owed to the IADB. In March 1993, Peru paid a total of US$1.8 billion in arrears owed to the IMF and the World Bank. Since 1993, the IMF has approved the following credit facilities:

•	in 1993, the IMF approved a US$1.5 billion Extended Fund Facility for the period from 1993 to 1995;

•	in 1996, the IMF approved a US$358 million Extended Fund Facility for the period from 1996 to 1998;

•	in 1999, the IMF approved a US$512 million Extended Fund Facility for the period from 1999 to 2000;

•	in 2002, the IMF approved a US$316 million stand-by credit facility for the period from 2002 to 2004; and

•	in 2004, the IMF approved a US$423 million stand-by credit facility for the period from 2004 to mid-2006.

•	in 2007, the IMF approved a US$257 million stand-by credit facility for the period from 2007 to February 2009.

Except for the 2007 stand-by credit facility on which Peru does not intend to draw and the 2002 and 2004 stand-by credit facilities on which Peru did not draw, these credit facilities were primarily intended to help Peru overcome its fiscal deficits.

The Fujimori administration also negotiated substantial reductions in Peru’s short-term external debt with its principal bilateral creditors. During the 1990s, Peru conducted the following three rounds of negotiations with the Paris Club:

•	in September 1991, Peru rescheduled US$4.7 billion of its Paris Club debt maturing between October 1991 and December 1992;

•	in May 1993, Peru rescheduled an additional US$1.9 billion of its Paris Club debt maturing between March 1993 and March 1996; and

•	in July 1996, Peru rescheduled an additional US$6.8 billion of its Paris Club debt maturing between April 1996 and December 1998.

As a result of this restructuring, Peru obtained the following extensions with respect to credits maturing in the relevant period:

•	a 20-year extension for concessionary credits, with a ten-year grace period; and

•	a 14-year extension for commercial credits, representing the majority of Peru’s Paris Club debt, with a seven-year grace period.

Additionally, as a result of the 1996 restructuring, Peru obtained the following reductions in its debt:

•	a reduction in debt payments from US$970 million per year to approximately US$530 million per year for indebtedness maturing between April 1996 and December 1998; and

•	a reduction in debt payments from US$1.2 billion per year to approximately US$1.0 billion per year for indebtedness maturing between 1999 and 2006.

In 1997, Peru renegotiated its debt with international commercial banks under the Brady restructuring. The Brady restructuring reduced Peru’s international commercial bank debt from US$10.6 billion to US$4.9 billion, US$2.4 billion of which were Past-Due Interest Bonds, US$1.7 billion were Front-Loaded Interest Reduction Bonds, US$572 million were Floating Rate, or Discount, Bonds and US$183 million were Fixed Rate, or Par, Bonds. The Past-Due Interest Bonds and Front-Loaded Interest Reduction Bonds each have a 20-year term. The Discount Bonds and the Par Bonds each have a 30-year term and are collateralized by zero-coupon U.S. Treasury bonds.

In February 2002, Peru launched its first international bond offering in 74 years. Peru issued US$500 million principal amount of global bonds. At the same time, Peru retired US$1.2 billion principal amount of its outstanding Brady Bonds in exchange for a further US$923 million principal amount of global bonds. The exchange lowered Peru’s debt by US$111 million and released US$50 million in collateral backing the Brady Bonds. After issuing the global bonds and taking into account amortization of the Past-Due Interest Bonds in March 2002, the current amounts outstanding are US$1.1 billion of Past-Due Interest Bonds, US$1.2 billion of Front-Loaded Interest Reduction Bonds, US$198 million of Discount Bonds and US$64 million of Par Bonds.

Since the February 2002 international bond offering, Peru has issued the following additional series of bonds in the international markets:

•	In December 2002, Peru issued US$500 million principal amount of its 9.125% debt securities due 2008.

•	In February 2003, Peru issued US$500 million principal amount of its 9.875% debt securities due 2015.

•	In March 2003, Peru issued US$250 million principal amount of its 9.875% debt securities due 2015. This offering was a reopening of the February 2003 offering.

•	On November 21, 2003, Peru issued US$500 million of its 8.750% debt securities due 2033.

•	On May 3, 2004, Peru issued US$500 million of its 8.375% debt securities due 2016.

•	On October 7, 2004, Peru issued €650 million of its 7.50% debt securities due 2014.

•	In January 2005, Peru issued US$400 million principal amount of its 8.75% debt securities due 2033. This offering was a reopening of the November 2003 offering.

•	On July 19, 2005, Peru issued an aggregate principal amount of US$750 million of its 7.35% debt securities due 2025. The proceeds of this transaction were used to prepay Paris Club creditors.

•

In December 2005, Peru issued US$500 million principal amount of its 7.35% debt securities maturing in 2025. This offering was a reopening of the July 2005 offering. The proceeds of this transaction were used to prepay the Japan Peru Oil Co. loans.

•

In January 2007, Peru made an invitation to holders of its 9.125% U.S. Dollar-Denominated Global Bonds due 2012, or the 2012 Bonds, to submit offers to exchange their bonds for 8.375% U.S. Dollar-Denominated Global Bonds due 2016 or 8.75% U.S. Dollar-Denominated Global Bonds due 2033, or tender their bonds for cash. In addition, Peru made an invitation to holders of its Past-Due Interest Bonds due March 2017, Front-Loaded Interest Reduction Bonds due March 2017, Floating Rate Bonds due 2027 and the Fixed Rate Bonds due 2027, or collectively the Brady Bonds, to submit offers to exchange their bonds for U.S. Dollar-Denominated Global Bonds due 2037 or tender their bonds for cash. The exchange and tender offers by holders of 2012 Bonds and Brady Bonds were settled in March with approximately US$2.3 billion tendered bonds and US$2.2 issued bonds. This transaction reduced amount of outstanding debt, freed collateral from the Brady Bonds and restructured payments for approximately US$1.1 billion in year 2012.

Peru has used the proceeds from these international bond offerings to repay existing debt, to increase international reserves, and for the general purposes of the government, including financial investment and the refinancing, repurchasing and retiring of domestic and external indebtedness.

On May 23, 2007, the Paris Club creditors and Peru signed a multilateral agreement in which the Paris Club accepted Peru’s proposal to prepay, at par and by voluntary participation of each creditor, up to US$2.5 billion (after payment of the June 30, 2007 and August 15, 2007 installments) of the commercial debt, to be paid up to 2015. The multilateral agreement set out the basic terms of the prepayment operation and established the framework under which Peru would engage in bilateral prepayment agreements with participating creditors. Under this multilateral agreement the Peruvian government will prepay each participating creditor the capital requested for prepayment at par on October 1, 2007, and the interest accruing on the capital requested for prepayment up to October 1, 2007 under each rescheduling agreement. On July 2, 2007, Peru announced the individual Paris Club creditor countries that had accepted the prepayment offer.

In October 2007 the prepayment described above was finalized for a total aggregate amount of US$1.7 billion, representing approximately 32% of the total outstanding principal amount of Peru’s Paris Club debt. As a result of the prepayment, Peru reduced its Paris Club commercial debt amortization payments by approximately US$33 million for 2007, US$100 million for each of 2008 and 2009, and US$260 million for each year from 2010 through 2015. Funding for the prepayment came from the proceeds of a 30-year sovereign bond issuance in local currency for S/.4,750 million (approximately US$1,503 million), and approximately US$290 million from the Treasury.

Peru believes that other likely benefits of the Paris Club prepayment will be increased financial flexibility and reduced refinancing risk by replacing debt currently held by Paris Club creditors with debt held by investors in the capital markets. Also, the prepayment of its Paris Club commercial debt is expected to reduce foreign exchange exposure, since Peru expects to mainly use debt denominated in its own currency to prepay a portion of its outstanding Paris Club commercial debt.

In March 2008 Peru exercised its redemption right over the Brady Bonds, redeeming Brady Bonds for an amount equal to approximately US$816 million.

As of June 30, 2008, Peru’s total outstanding debt with the Paris Club amounted to US$4.0 billion, representing approximately 21.3% of Peru’s total public external debt. Peru’s Paris Club creditors are governmental institutions located in 15 countries. A significant portion of Peru’s Paris Club debt has been subject to rescheduling agreements under the umbrella of the Paris Club. As of June 30, 2008, Peru’s rescheduled Paris Club debt amounted to US$1.4 billion. Of the rescheduled Paris Club debt, 31.3% is subject to government-granted Official Development Assistance (ODA, government-granted) interest rates, which are lower than the non-ODA rates that apply to the remainder of the Paris Club debt. Peru’s Paris Club debt is denominated in Japanese yen-denominated debt, euro-denominated debt and U.S.dollar-denominated debt, which represent 57%, 35% and 8%, respectively, of the total debt. 99.6% of Peru’s Paris Club debt has variable interest rates, with the remainder having fixed interest rates.

Debt Record

Since the Brady restructuring in 1997, Peru has, except as described below, timely serviced its external debt without default.

Upon completion of the Brady restructuring, Peru ceased paying principal and interest to lenders who did not participate in the restructuring. These lenders included Elliot Associates, L.P., a private investment firm that acquired US$20 million in Peruvian debt. Elliot Associates obtained a US$55.7 million judgment against Peru for non-payment of interest and an attachment of Peru’s funds held at Chase Manhattan Bank of New York that Peru had allocated for interest payments on its Brady Bonds. As a result of the attachment, on September 7, 2000, Peru failed to make a required interest payment of US$80 million on the Brady Bonds, even though it had deposited in its account at Chase sufficient funds to make the payment.

On September 26, 2000, Elliot Associates obtained an injunction against the Euroclear System clearing agency that prevented it from receiving or distributing funds provided by Peru to pay interest on the Brady Bonds. The Elliot Associates litigation was settled following the issuance of the injunction against the Euroclear System, and Peru made interest payments on the Brady Bonds on October 4, 2000, within the applicable 30-day grace period. Peru has made all its debt payments to Elliot Associates in accordance with the terms of the settlement.

Other creditors also failed to participate in the Brady restructuring for reasons that included failure to provide the required documentation and failure to identify the actual holder of the debt to be exchanged. Since the Brady restructuring, Peru has been in default on payments to these creditors. As of June 30, 2008, these payments totaled US$6.2 million in principal and interest. There are no further scheduled amortizations or interest payments on these debts. None of these creditors has submitted claims against Peru for overdue amounts.

As of the date of this prospectus, Peru is unaware of any other claims filed against it, in Peru or abroad, for overdue debt payments, and Peru is not involved in any disputes with its internal or external creditors.

DESCRIPTION OF THE SECURITIES

This prospectus provides a general description of the debt securities, warrants and units that Peru may offer. Each time Peru offers securities, Peru will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from that in any prospectus supplement, you should rely on the updated information in the prospectus supplement.

Debt Securities

Peru will issue the debt securities under a fiscal agency agreement, dated as of February 6, 2003, as amended by Amendment No. 1, dated November 21, 2003, and Amendment No. 2, dated October 14, 2004, to the fiscal agency agreement, between Peru and JPMorgan Chase Bank, as fiscal agent, principal paying agent and registrar, or another fiscal agency agreement in a substantially similar form. The fiscal agency agreement, as amended by Amendment No. 1 and Amendment No. 2, and it may be further amended from time to time, is referred to herein as the fiscal agency agreement. Peru has filed the fiscal agency agreement with the SEC and at the office of the fiscal agent in New York. You should read the fiscal agency agreement, the form of debt securities attached at the end of the fiscal agency agreement and the applicable prospectus supplement before making your decision whether to invest in the debt securities.

In this description of the debt securities, you will see some capitalized terms. These terms have particular legal meanings, which you can find under “—Defined Terms” below.

Overview

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to that series of debt securities. Those terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•

if that series of debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, and the interest payment dates and the record dates for these interest payment dates;

•	the maturity date;

•	a description of any index Peru will use to determine the amount of principal, premium or interest payments;

•	the places where and the manner in which principal, interest and other payments will be made;

•	the form of debt security, and, in the case of global securities, the depositary;

•	if that series of debt securities will be guaranteed, the guarantor and whether the guarantee will be partial or full;

•	any mandatory or optional sinking fund provisions;

•	any provisions that will allow Peru to redeem that series of debt securities at its option;

•	any provisions that entitle the holders to early repayment at their option;

•	the currency in which that series of debt securities is denominated and in which Peru will make payments;

•	if other than the law of the State of New York, the law of the governing jurisdiction;

•	the authorized denominations;

•	any additional agreements of Peru and any additional events that give holders of that series of debt securities the right to accelerate the maturity of the debt securities;

•	any terms upon which holders of that series of debt securities may exchange or convert the debt securities;

•	whether that series of debt securities will be listed and, if listed, the stock exchanges on which it will be listed; and

•	any other terms of that series of debt securities.

Peru may issue debt securities in exchange for other debt securities or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or into which it will be converted will be described in the prospectus supplement relating to that exchangeable or convertible debt security.

Peru may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that, at the time of issuance, is below market rates. Peru may also issue floating-rate debt securities that are exchangeable for fixed-rate debt securities. Peru will describe the applicable U.S. federal income tax consequences in the prospectus supplements for these offerings.

Peru is not required to issue all of its debt securities under the fiscal agency agreement and this prospectus, but instead may issue debt securities other than those described in this prospectus under other fiscal agency agreements and documentation. That documentation may contain terms different from those included in the fiscal agency agreement and described in this prospectus.

Status

The debt securities will be direct, general, unconditional, unsubordinated and unsecured obligations of Peru. Peru has pledged its full faith and credit to make all payments on the debt securities when due. The debt securities will rank equally, without any preference among themselves, with all of Peru’s other existing and future unsecured and unsubordinated External Indebtedness.

Form and Denomination

Unless otherwise provided in the prospectus supplement for an offering, Peru will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of US$1,000 and integral multiples of US$1,000.

Debt securities in book-entry form will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, or DTC. Beneficial ownership interests in a global security will only be recorded on, and transferred through, the records maintained by DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V., as operator of the Euroclear System, or Euroclear, and Clearstream Banking société anonyme, or Clearstream, Luxembourg.

Payments

Unless otherwise provided in the prospectus supplement for an offering, Peru will pay principal and interest payable on any maturity date in U.S. dollars in immediately available funds to the person in whose name each debt security is registered on its maturity date, upon presentation and surrender of the debt security at the corporate trust office of the fiscal agent or, subject to applicable laws and regulations, at the office of any paying agent. Peru will pay interest on each debt security, other than interest payable on any maturity date, to the person in whose name the debt security is registered at the close of business on the record date for the relevant interest payment date.

Because each debt security will be represented by one or more global notes and beneficial interests in the debt securities may not be exchanged for debt securities in physically-certificated form, except in limited circumstances, Peru will make payments of principal and interest on each debt security by directing the fiscal agent to make a wire transfer of U.S. dollars to DTC or its nominee as the registered owner of the debt securities, which will receive the funds for distribution to the beneficial owners. Upon receipt of any payment of principal of or interest on any debt securities, DTC will credit the appropriate DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the debt securities as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in debt securities held through those DTC participants will be the responsibility of those DTC participants. A beneficial owner should contact the institution through which it intends to hold its beneficial interest in debt securities to determine how payments of principal of or interest on those debt securities will be credited to its accounts.

Peru, the fiscal agent and any paying agent will have no responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the debt securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

If Peru does not pay interest by wire transfer for any reason, it will, subject to applicable laws and regulations, mail, or direct the fiscal agent to mail, a check to the holder of the affected debt security on or before the due date for the payment at the address that appears on the security register maintained by the fiscal agent on the applicable record date.

The record date with respect to any interest payment date will be the 15th day prior to that interest payment date, whether or not that record date is also a business day.

Any payment of principal or interest required to be made on a payment date that is not a business day may be made on the next business day with the same force and effect as if made on that payment date, and no interest will accrue with respect to the payment for the period from and after that payment date.

The fiscal agent will hold in trust, for the benefit of the beneficial owners of the debt securities, any funds transferred by Peru to the fiscal agent pending the application of those funds to pay principal and interest on the debt securities. If any funds that Peru transfers to the fiscal agent to make payments on the debt securities is unclaimed at the end of two years after the applicable payment was due and payable, the fiscal agent will return those funds to Peru and the relevant holders of the debt securities may look only to Peru for any payment to which the holders are entitled.

Paying Agents; Transfer Agents; Registrar

With respect to any series of debt securities, Peru may appoint paying agents, transfer agents and registrars that will be listed at the back of the applicable prospectus supplement. Peru may at any time appoint additional or replacement paying agents, transfer agents and registrars. Peru will, however, maintain a paying agent and a registrar in The City of New York until the debt securities are paid.

In addition, so long as required by the rules of the Luxembourg Stock Exchange, Peru will maintain a paying agent and a transfer agent in Luxembourg with respect to any series of debt securities listed on the Luxembourg Stock Exchange. Peru will promptly provide notice of the termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with a series of the debt securities.

Redemption, Repurchase and Early Repayment

Unless otherwise provided in the prospectus supplement for an offering, the debt securities will not be redeemable before maturity at the option of Peru or repayable before maturity at the option of the holder. Nevertheless, Peru may at any time purchase any of the debt securities at any price in the open market or otherwise. Peru may hold or resell any debt securities it purchases or it may surrender them to the fiscal agent for cancellation. Any debt securities Peru purchases may not be re-issued or resold except in compliance with the Securities Act of 1933, as amended, and other applicable laws.

Replacement, Exchange and Transfer of Debt Securities

Beneficial interests in any global security representing debt securities may be exchanged for physical debt securities only in the circumstances described under “Book Entry; Delivery and Form” below. If Peru issues physical debt securities, holders may present their debt securities for exchange with debt securities of a different authorized denomination, together with a written request for an exchange, at the office of the fiscal agent in The City of New York, or at the office of any paying agent. In addition, holders may transfer their physical debt securities in whole or in part by surrendering them, together with an executed instrument of transfer, at any of those offices. Peru will not charge holders for the costs and expenses for the exchange, transfer or registration of transfer of the debt securities. Peru may, however, charge holders for applicable stamp duty, tax or other governmental charges.

If a physical debt security becomes mutilated, defaced, destroyed, lost or stolen, Peru may issue, and the fiscal agent will authenticate and deliver, a substitute debt security in replacement. In each case, the affected holder will be required to furnish to Peru, the fiscal agent and any other parties Peru specifies an indemnity under which the affected holder agrees to pay Peru, the fiscal agent and the other specified parties for any losses they may suffer relating to the debt security that was mutilated, defaced, destroyed, lost or stolen. Peru and the fiscal agent may also require that the affected holder present other documents and proof. The affected holder will be required to pay all expenses and reasonable charges for the replacement of the mutilated, defaced, destroyed, lost or stolen debt security.

Additional Amounts

Peru will pay all principal and interest on the debt securities without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed by Peru or by any political subdivision of or taxing authority in Peru. If Peru is required by law to make any such withholding or deduction, it will pay such additional amounts as may be necessary to ensure that the net amounts receivable by the holders of the affected debt securities after such withholding or deduction shall equal the amount that would have been receivable in respect of such debt securities in the absence of such withholding or deduction.

Peru will not, however, pay any additional amounts if a holder is subject to withholding or deduction due to one of the following reasons:

•	that holder has some connection with Peru other than merely holding the debt security or receiving principal or interest on any debt security;

•

that holder has not complied with any reasonable certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Peru, or any political subdivision of or taxing authority in Peru, of the holder of the debt security or any interest in or rights in respect of the debt security, if compliance is required by Peru, or any political subdivision of or taxing authority in Peru, under applicable law of any international treaty in effect, as a precondition to exemption from the deduction or withholding; or

•	the holder has not presented its debt security for payment within 30 days after Peru first made a principal or interest payment available on that debt security.

Defined Terms

The following definitions are used in the debt securities:

•

“External Indebtedness” means obligations of, or guaranteed, whether by contract, statute or otherwise, by Peru for borrowed money or represented by bonds, debentures, notes or similar instruments denominated or payable, or which, at the option of the holder, may be payable in a currency other than the currency of Peru or by reference to a currency other than the currency of Peru, other than any such obligations originally issued or incurred within Peru.

•

“Public External Indebtedness” means any External Indebtedness that (a) is in the form of, or represented by, bonds, notes or other securities that are, or were intended at the time of issuance to be, quoted, listed or traded on any securities exchange or other securities market, including, without limitation, securities for resale under Rule 144A under the Securities Act, or any successor law or regulation of similar effect, and (b) has an original maturity of more than one year or is combined with a commitment so that the original maturity of one year or less may be extended at the option of Peru to a period in excess of one year.

•

“Project Financing” means any financing of all or part of the costs of the acquisition, construction or development of any project if the person or persons providing that financing expressly agree to limit their recourse to the project financed and the revenues derived from that project as the principal source of repayment for the funds advanced.

•

“Security Interest” means any security interest, including, without limitation, any lien, pledge, mortgage, deed of trust or charge, or any encumbrance or preferential arrangement that has the practical effect of constituting a security interest.

Negative Pledge

While any of the debt securities are outstanding, Peru will not create or allow any Security Interest to be placed on or any part of its present or future revenues or assets to secure Public External Indebtedness, unless Peru creates or allows a Security Interest on the same terms for its obligations under the debt securities. Peru may, however, create or allow:

•	Security Interests created prior to February 7, 2002;

•

Security Interests securing Public External Indebtedness incurred in connection with a Project Financing, provided that the Security Interest is solely in assets or revenues of the project for which the Project Financing was incurred;

•

Security Interests securing Public External Indebtedness Peru incurred or assumed to finance or refinance the acquisition of the assets in which those Security Interests have been created or allowed and any Security Interests existing on those assets at the time of their acquisition;

•

Security Interests securing Public External Indebtedness arising in the ordinary course to finance export, import or other trade transactions, and in which Public External Indebtedness matures, after giving effect to all renewals and refinancing thereof, not more than one year after the date on which that Public External Indebtedness was originally incurred;

•

Security Interests securing Public External Indebtedness that, together with all other Public External Indebtedness secured by Security Interests, excluding Public External Indebtedness secured by other permitted Security Interests, does not exceed US$25,000,000 aggregate principal amount, or its equivalent in other currencies;

•

Security Interests arising by operation of a currently existing law in connection with Public External Indebtedness, including, without limitation, any right of set-off with respect to demand or time deposits maintained with financial institutions and bankers’ liens with respect to property held by financial institutions, in each case deposited with or delivered to those financial institutions in the ordinary course of the depositor’s activities;

•

Security Interests created in connection with the transactions contemplated by Peru’s financing plan dated June 5, 1996, and its implementing documentation, including Security Interests to secure obligations under the collateralized bonds issued under that financing plan (the Par Bonds, Discount Bonds and Front-Loaded Interest Reduction Bonds) and any Security Interest securing obligations of Peru outstanding as of June 5, 1996, to the extent required to be equally and ratably secured with any such bonds;

•

Security Interests issued upon surrender or cancellation of the Par Bonds, Discount Bonds or Front-Loaded Interest Reduction Bonds, or the principal amount of any Public External Indebtedness outstanding as of June 5, 1996, in each case, to the extent that Security Interest is created to secure Public External Indebtedness on a basis comparable to the Par Bonds, Discount Bonds and Front-Loaded Interest Reduction Bonds;

•

Security Interests on shares of, or other assets of, any present or former Peruvian public sector entity created or granted by Peru in connection with, or in anticipation of, the privatization of that entity; and

•	any renewal or extension of any of the Security Interests stated above.

Collective Action Clauses

Any series of debt securities issued under this prospectus will contain provisions regarding acceleration and voting on amendments, modifications and waivers that differ from the provisions governing the series of debt securities issued by Peru in the past. The provisions described in this prospectus will govern any series of debt securities Peru will issue under this prospectus. These provisions are commonly referred to as “collective action clauses.” Under these provisions, Peru may amend certain key terms of the debt securities of a series, including the maturity date, amounts payable and other payment terms, with the consent of fewer than all the holders of debt securities of the relevant series. These collective action clauses are described below.

Default; Acceleration of Maturity

Unless otherwise specified in the prospectus supplement for an offering, each of the following events is an event of default under any series of debt securities:

(1) Non-Payment:

•	Peru fails to pay for 30 days principal on that series of debt securities when due; or

•	Peru fails to pay for 30 days interest on that series of debt securities when due; or

(2) Breach of Other Obligations: Peru fails to perform any other obligation under that series of debt securities and that failure is incapable of remedy or is unremedied within 60 days after the fiscal agent has given written notice to Peru; or

(3) Cross Default: Peru fails to make any payment when due in respect of:

•	External Indebtedness outstanding as of February 21, 2002; and

•	Public External Indebtedness;

in an aggregate principal amount in excess of US$25,000,000, or its equivalent in any other currency, and that failure continues beyond the applicable grace period; or

(4) Cross Acceleration: an acceleration of the maturity of:

•	External Indebtedness outstanding as of February 21, 2002; and

•	Public External Indebtedness;

in an aggregate principal amount in excess of US$25,000,000, or its equivalent in any other currency; or

(5) Moratorium: Peru declares a general suspension of payments or a moratorium on payment of all or a portion of its External Indebtedness; or

(6) Validity:

•	Peru contests the validity of, or its obligations under, that series of debt securities or, to the extent adversely affecting that series of debt securities, the fiscal agency agreement; or

•	Peru denies any of its obligations under that series of debt securities or, to the extent adversely affecting that series of debt securities, the fiscal agency agreement; or

•

any constitutional provision, treaty, law, regulation, decree, or other official pronouncement of Peru, or any final decision by any court in Peru having jurisdiction, renders it unlawful for Peru to pay any amount due on that series of debt securities or to perform any of its obligations under that series of debt securities or, to the extent adversely affecting that series of debt securities, the fiscal agency agreement; or

(7) Judgments: any writ, execution, attachment or similar process is levied against all or any substantial part of Peru’s assets in connection with any judgment for the payment of money exceeding US$25,000,000, or its equivalent in any other currency, and Peru fails to satisfy or discharge that judgment, or adequately bond, contest in good faith or receive a stay or execution or continuance in respect of that judgment, within a period of 120 days; or

(8) Membership in the IMF: Peru fails to maintain its membership in, and its eligibility to use the general resources of, the IMF.

If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of all debt securities of that series outstanding (as defined below) may, by written notice given to Peru, with a copy to the fiscal agent, declare all the debt securities of that series to be immediately due and payable. Upon any declaration of acceleration, the principal, interest and all other amounts payable on that series of debt securities will become immediately due and payable on the date that the written notice is received at the offices of the fiscal agent, unless Peru has remedied the event or events of default prior to receiving the notice.

The holders of more than 50% of the aggregate principal amount of the outstanding debt securities of any series may rescind or annul a declaration of acceleration on behalf of all holders of debt securities of that series if:

•

following the declaration that the debt securities of that series are immediately due and payable, Peru deposits with the fiscal agent a sum sufficient to pay all overdue installments of principal, interest and other amounts in respect of the debt securities of that series, as well as the reasonable fees and compensation of the fiscal agent; and

•	all other events of default have been remedied.

Fiscal Agent

The fiscal agency agreement establishes:

•	the obligations of the fiscal agent;

•	the right to indemnification of the fiscal agent;

•	the liability and responsibility, including limitations on liability and responsibility, for actions that the fiscal agent takes; and

•	that the fiscal agent may enter into business transactions with Peru as freely as if it were not the fiscal agent.

Peru may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. In addition, Peru may appoint different fiscal agents for different series of debt securities. The fiscal agent is not a trustee for the holders of debt securities and does not have the same responsibilities to act for the holders as would a trustee. Peru may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent.

Amendments and Waivers

Peru and the fiscal agent may, with the consent of the holders of at least 66 2/3% in aggregate principal amount of the then outstanding debt securities of any series, modify and amend the provisions of that series of debt securities or the fiscal agency agreement, including to grant waivers of future compliance or past default by Peru.

However, the holders of not less than 75% of the aggregate principal amount of the outstanding debt securities of any series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of the relevant series that would:

•	change the due dates for the payment of principal of or any installment of interest on that series of debt securities;

•	reduce any amounts payable on that series of debt securities;

•	reduce the amount of principal payable upon acceleration of the maturity of that series of debt securities;

•	change the payment currency or places of payment for that series of debt securities;

•	permit early redemption of that series of debt securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•

reduce the percentage of holders of that series of debt securities whose vote or consent is needed to amend, supplement or modify the fiscal agency agreement (as it relates to that series of debt securities) or the terms and conditions of that series of debt securities or to take any other action with respect to that series of debt securities or change the definition of “outstanding” with respect to that series of debt securities;

•	change Peru’s obligation to pay any additional amounts;

•	change the governing law provision of that series of debt securities;

•

change the courts to the jurisdiction of which Peru has submitted Peru’s obligation to appoint and maintain an agent for service of process with an office in New York, or Peru’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon that series of debt securities, as described in this prospectus;

•	in connection with an exchange offer for the debt securities of that series, amend any event of default under the debt securities of that series; or

•	change the status of the debt securities of a series, as described under “—Status” above.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the debt securities of a series, can be made without your consent, as long as a supermajority of the holders of that series (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities of that series) agrees to the change.

No consent of the holders of debt securities is or will be required for any modification or amendment requested by Peru or by the fiscal agent or with the consent of Peru to:

•	add to Peru’s covenants for the benefit of the holders of any series of debt securities;

•	surrender any right or power of Peru in respect of any series of debt securities or the fiscal agency agreement;

•	provide security or collateral for any series of debt securities;

•	cure any ambiguity in any provision, or correct any defective provision, of any series of debt securities; or

•

change the terms and conditions of any series of debt securities or the fiscal agency agreement in any manner that Peru and the fiscal agent deem to be necessary or desirable if that change does not, and will not, adversely affect the rights or interests of any holder.

For purposes of determining whether the required percentage of holders of any series of debt securities has approved any amendment, modification or change to, or waiver of, the debt securities of that series or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities of that series owned, directly or indirectly, by Peru or any public sector instrumentality of Peru will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities of that series that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the Central Bank, any department, ministry or agency of the government of Peru or any corporation, trust, financial institution or other entity owned or controlled by the government of Peru or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of the voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors or a corporation, trust, financial institution or other entity.

Peru may at any time ask for written consents from or call a meeting of the holders of any series of debt securities to obtain their approval of the modification of, amendment to, or waiver of, any provision of that series of debt securities. This meeting will be held at the time and place determined by Peru and specified in a notice of the meeting provided to the affected holders. This notice must be given at least 30 days and not more than 60 days prior to the meeting.

If at any time the holders of at least 10% in principal amount for any then outstanding debt securities of any series request the fiscal agent to call a meeting of the holders of that series of debt securities for any purpose, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, the fiscal agent will call the meeting for that purpose. This meeting will be held at the time and place determined by the fiscal agent, after consultation with Peru, and specified in a notice of the meeting provided to the affected security holders. This notice must be given at least 30 days and not more than 60 days prior to the meeting.

Holders who hold a majority in principal amount of the then outstanding debt securities of that series will constitute a quorum at a securityholders’ meeting. In the absence of a quorum, a meeting may be adjourned for a period of at least 20 days. At the reconvening of a meeting adjourned for lack of quorum, holders of 25% in principal amount of the then outstanding debt securities of that series shall constitute a quorum. Notice of the reconvening of any meeting may be given only once, but must be given at least ten days and not more than 15 days prior to the meeting.

At any meeting when there is a quorum present, holders of at least 66 2/3% in principal amount of a series of debt securities represented and voting at the meeting may approve the modification or amendment of, or a waiver of compliance for, any provision of that series of debt securities, except for the reserved matters, which require the consent of not less than 75% of the aggregate principal amount of the outstanding debt securities of any series. Modifications, amendments or waivers made at any such meeting will be binding on all current and future holders of any debt securities of that series.

Notices

Notices will be mailed to holders at their registered addresses and will be deemed to have been given on the date of mailing. All notices to holders will be published, if and so long as the debt securities are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, in a daily newspaper of general circulation in Luxembourg. If publication is not practicable, notice will be validly given if made in accordance with the rules of the Luxembourg Stock Exchange.

Further Issues

Without the consent of the holders of the debt securities, Peru may issue additional debt securities with the same terms and conditions as an outstanding series of debt securities, except for the issue date, issue price and amount of first interest payment, and Peru may consolidate the additional debt securities to form a single series with an outstanding series of debt securities.

Warrants

If Peru issues warrants, it will describe their specific terms in a prospectus supplement, and Peru will file a warrant agreement or amendment to the fiscal agency agreement and form of warrant with the SEC. The following description summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Peru may issue warrants or other similar securities, either separately or together with any debt securities, that would entitle the holder to purchase debt securities or obligate Peru to repurchase or exchange debt securities. If Peru issues any warrants, each issue of warrants will be issued under a warrant agreement between Peru and a bank or trust company, which may be the fiscal agent, as warrant agent. The warrant agent will act solely as the agent of Peru in connection with the warrants of an issue and will not assume any obligation or relationship of agency for or with the holders or beneficial owners of warrants. The applicable prospectus supplement will include some or all of the following terms relating to an issue of warrants or other similar securities:

•	the initial offering price;

•	the currency required to purchase the warrants;

•	the title and terms of the debt securities or other consideration that the holders will receive on exercise of their warrants;

•	the principal amount of debt securities or amount of other consideration that the holders will receive on exercise of their warrants;

•	the principal amount and kind of debt securities that the holders may obligate Peru to purchase or exchange if the holders exercise their warrants and the purchase price of those debt securities;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants and the dates on which the holders can exercise their warrants;

•	whether and under what conditions Peru may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants, and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered or bearer), whether they will be exchangeable for another form and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of the warrants.

The warrants will be direct, unconditional and unsecured obligations of Peru and will not constitute indebtedness of Peru.

Units

Peru may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each security comprising that unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The prospectus supplement relating to a particular issue of units will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

The preceding description does not, and any description of units in the applicable prospectus supplement will not, purport to be complete and they are subject to and are qualified in their entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to those units.

Jurisdiction, Consent to Service and Enforceability

Peru is a foreign sovereign state. Consequently, it may be difficult for you to obtain or realize judgments of the courts of the United States or elsewhere against Peru. Furthermore, it may be difficult for you to enforce, in the United States or elsewhere, the judgments of United States or foreign courts against Peru.

In connection with any legal action against Peru or its properties, assets or revenues arising out of or relating to the fiscal agency agreement or any debt securities or warrants, to which we refer in this prospectus as a “related proceeding,” Peru will:

•	submit to the exclusive jurisdiction of any New York State or U.S. federal court sitting in New York City, and any appellate court thereof;

•	agree that all claims in respect of any related proceeding may be heard and determined in such New York State or U.S. federal court;

•	agree that any judgment obtained in such New York State or U.S. federal court arising out of a related proceeding may be enforced or executed in any other court of competent jurisdiction;

•

agree that any judgment obtained in any such other court as a result of such enforcement or execution may be enforced or executed in any such other court of competent jurisdiction by means of a suit on the judgment or in any other manner provided by law;

•

consent to and waive, to the fullest extent permitted by law, any objection that it may have to the laying of venue of any related proceeding brought in such New York State or U.S. federal court or to the laying of venue of any legal action brought solely for the purpose of enforcing or executing a related judgment in such New York State or U.S. federal court or any other courts;

•	waive, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of a related proceeding or any such legal action in any such court; and

•

appoint CT Corporation System, presently located at 111 Eighth Avenue, 13th Floor, New York, New York, as its process agent and maintain at all times an agent with offices in New York to act as its process agent.

In order to enforce or execute any judgment ordering any payment by Peru, Peruvian courts will require that payment to be included in the corresponding annual budget laws.

The process agent will receive on behalf of Peru and its property service of all writs, process and summonses in any related proceeding or any suit, action or proceeding to enforce or execute any related judgment brought against it in any New York State or U.S. federal courts sitting in New York City. Failure of the process agent to give any notice to Peru of any such service of process shall not impair or affect the validity of that service or of any judgment based thereon. Nothing in the fiscal agency agreement shall in any way be deemed to limit the ability to serve any such writs, process or summonses in any other manner permitted by applicable law.

To the extent that Peru or any of its revenues, assets or properties may be entitled to any sovereign or other immunity under any law, Peru will not claim and will waive that immunity to the fullest extent permitted by the laws of such jurisdiction. This waiver covers Peru’s sovereign immunity and immunity from prejudgment attachment, post-judgment attachment and attachment in aid, but does not extend to the attachment of revenues, assets and property of Peru located in Peru, unless permitted under Peruvian law. Additionally, under Peruvian law, Peru’s waiver of immunity will not extend to property that is:

•	used by a diplomatic or consular mission of Peru;

•	of a military character and under the control of a military authority or defense agency of Peru;

•	public property;

•

shares of Peruvian public sector entities or shares of Peruvian private sector entities owned or controlled by Peru or by a Peruvian public sector entity, or revenues collected from the sale of those shares, to the extent those shares or revenues are exempt by Peruvian law from attachment or execution; or

•	funds deposited in Peru’s accounts held in the Peruvian financial system.

Peru, however, reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 with respect to actions brought against it under U.S. federal securities laws or any state securities law. Without an effective waiver of immunity by Peru with respect to those actions, it would be impossible to obtain a U.S. judgment in such an action against Peru unless a court were to determine that Peru is not entitled under the Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to that action. In addition, even if a U.S. judgment could be obtained in action under the Foreign Sovereign Immunities Act of 1976, it may not be possible to enforce in Peru a judgment based on that U.S. judgment.

Generally, Peru will also consent for the purposes of the State Immunity Act of 1978 of the United Kingdom to the giving of any relief or the issue of any process.

Governing Law

The fiscal agency agreement and, unless otherwise provided in the prospectus supplement for an offering, any warrant agreement, as well as any debt securities, warrants or units, will be governed by and must be interpreted in accordance with the laws of the State of New York, except that all matters governing authorization and execution by Peru will be governed by the laws of Peru.

Book-Entry; Delivery and Form

Unless otherwise provided in the prospectus supplement for an offering, the certificates representing the debt securities will be issued in the form of one or more global notes, to which we refer in this prospectus as “global notes.” Each global note will be deposited with or on behalf of DTC and registered in the name of DTC or its nominee. Except as described below, a global note may be transferred in whole and not in part and only to DTC or its other nominees.

Ownership of beneficial interests in the global notes will be limited to “participants” who have accounts with DTC or persons who hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants.

Peru understands that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act of 1934, as amended.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for the physical movement of certificates. Indirect access to the DTC system is available to “indirect participants,” such as banks, brokers, dealers and trust companies and other organizations, that clear through or maintain, either directly or indirectly, a custodial relationship with a participant.

So long as DTC or its nominee is the registered owner or holder of the global notes, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global notes for all purposes under the fiscal agency agreement and the debt securities. No beneficial owner of an interest in any global note may transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the fiscal agency agreement and, if applicable, those of Euroclear and Clearstream, Luxembourg.

Payments of the principal of, and interest on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner of the global notes. Peru, the fiscal agent and any paying agent will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Peru expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. Peru also expects that payments by participants to owners of beneficial interests in the global notes held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for those customers. These payments will be the responsibility of those participants.

Peru expects that DTC will take any action permitted to be taken by a holder of any debt security, including the presentation of that debt security for exchange, only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of that portion of the aggregate principal amount of that debt security for which that participant has or those participants have given such direction. If, however, there is an event of default under any series of debt securities, DTC will exchange the applicable global notes for registered certificated notes, which it will distribute to its participants.

Peru will issue debt securities in definitive form in exchange for global notes only if:

•

Peru notifies the depositary that it will no longer be the depositary for the global notes, the depositary notifies Peru that it is unwilling, unable or no longer qualified to continue as depositary or is eligible to act as depositary, and, if the depositary is located in the United States, Peru does not appoint a successor depositary within 90 days;

•

the depositary is located outside the United States and such depositary closes for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or

•	Peru determines not to have any of the debt securities represented by a global note.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance, if any, with the transfer restrictions applicable to the debt securities, cross-market transfers between participants in DTC, on the one hand, and Euroclear or Clearstream, Luxembourg accountholders, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary. Any cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream Luxembourg, as the case may be, will, if the transaction meets its respective settlement requirements, deliver instructions to its respective depositary to effect final settlement on its behalf by delivering or receiving interests in the global notes to DTC, and making or receiving payments in accordance with normal procedures for same-day fund settlement applicable to DTC. Euroclear accountholders and Clearstream, Luxembourg participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream, Luxembourg.

Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg accountholder purchasing an interest in any global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream, Luxembourg accountholder, during the securities settlement processing day, which must be a business day for Euroclear and Clearstream, Luxembourg immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of interests in any global note by or through a Euroclear or Clearstream, Luxembourg accountholder to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day for Euroclear or Clearstream, Luxembourg following DTC’s settlement date.

Although DTC, Euroclear and Clearstream, Luxembourg are expected to follow the foregoing procedures in order to facilitate transfers of interests in the global notes among the participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time. Peru and the fiscal agent will not have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg, or their respective participants or indirect participants, of their respective obligations under the rules and procedures governing their operations.

TAXATION

Peru Taxation

The following is a general summary of the material consequences under Peruvian tax law, as currently in effect, of an investment by a “foreign holder” in debt securities issued by Peru. For this purpose, “foreign holder” means either: (i) an individual who is neither a resident nor domiciled in Peru or (ii) a legal entity that is not incorporated under the laws of Peru, unless the debt securities are assigned to a branch, agent, representative or permanent establishment of an entity in Peru. For purposes of Peruvian taxation, an individual holder is deemed a resident of Peru if he or she has remained in Peru for more than 183 days within any 12-month period.

Peruvian income tax law establishes that a foreign holder is subject to income tax only on income from Peruvian sources. For this purpose, income from a Peruvian source means: (i) earnings from capital, interest, commissions, bonuses and other additional sums to the agreed interest for loans, credits or other financial operations, when capital is located or economically used in Peru, or when the payer is domiciled in Peru; (ii) earnings obtained by the sale, redemption or recovery of bonds, when the issuing entity is organized or established in Peru; and (iii) interest from debentures, when the issuing entity is organized in Peru, regardless of the location of the issuance or the security for such debentures. A foreign holder of debt securities generally will not be liable for estate, gift, inheritance or similar taxes with respect to such debt securities.

Notwithstanding the discussion above, under Peruvian income tax law, up to December 31, 2008 payments of interest made by Peru to a foreign holder of its debt securities are exempt from any withholding tax and capital gains realized on the sale or other disposition by a foreign holder of the debt securities are exempt from Peruvian income tax. As of January 1, 2009, interest and capital gains from bonds issued by Peru in the international market from 2002 onwards will not be subject to any withholding tax or income tax.

United States Federal Income Tax Considerations For United States Persons

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of debt securities as of the date hereof. Except where noted, this summary deals only with debt securities that are held as capital assets by a U.S. holder.

A “U.S. holder” means a beneficial owner of a debt security that is for United States federal income tax purposes any of the following:

•	individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and does not deal with foreign, state, or local or other tax considerations that may be relevant to U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws. For example, this summary does not address:

•

tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities for United States federal income tax purposes, tax-exempt entities or insurance companies;

•	tax consequences to persons holding the debt securities as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to holders of the debt securities whose “functional currency” is not the United States dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

If a partnership holds our debt securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our debt securities, you should consult your tax advisors.

If you are considering the purchase of debt securities, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership of the debt securities, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

The discussion below assumes that all debt securities issued will be classified for United States federal income tax purposes as our indebtedness and you should note that in the event of an alternative characterization, the tax consequences would differ from those discussed below. The specific terms of an offering of debt securities may raise United States federal income tax considerations in addition to those described below. For example, this discussion does not describe the tax treatment of convertible debt securities or debt securities denominated in or determined by reference to a currency other than the U.S. dollar. A description of any such considerations, or certain United States federal income tax considerations related to the offering of warrants or units, will be provided in the applicable prospectus supplement.

Payments of Interest

Except as set forth below, interest on a debt security will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes. In addition to interest on the debt securities (which includes any Peruvian tax withheld from the interest payments you receive), you will be required to include in income any additional amounts paid in respect of such Peruvian tax withheld. You may be entitled to deduct or credit this tax, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of your foreign taxes for a particular tax year). Interest income (including any additional amounts) on a debt security generally will be considered foreign source income and, for purposes of the United States foreign tax credit, generally will be considered passive category income. You will generally be denied a foreign tax credit for foreign taxes imposed with respect to the debt securities where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Original Issue Discount

If you own debt securities issued with original issue discount (“OID”), you will be subject to special tax accounting rules, as described in greater detail below. In that case, you should be aware that you generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, you generally will not be required to include separately in income cash payments received on the debt securities, even if denominated as interest, to the extent those payments do not constitute “qualified stated interest,” as defined below. Notice will be given in the applicable prospectus supplement when we determine that a particular debt security will be an original issue discount debt security.

A debt security with an “issue price” that is less than the stated redemption price at maturity (the sum of all payments to be made on the debt security other than “qualified stated interest”) generally will be issued with OID if that difference is at least 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity. The “issue price” of each debt security in a particular offering will be the first price at which a substantial amount of that particular offering is sold to the public. The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property, other than debt instruments of the issuer, and meets all of the following conditions:

•	it is payable at least once per year;

•	it is payable over the entire term of the debt security; and

•	it is payable at a single fixed rate or, subject to certain conditions, based on one or more interest indices.

We will give you notice in the applicable prospectus supplement when we determine that a particular debt instrument will bear interest that is not qualified stated interest.

If you own a debt instrument issued with de minimis OID, which is discount that is not OID because it is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years to maturity, you generally must include the de minimis OID in income at the time principal payments on the debt securities are made in proportion to the amount paid. Any amount of de minimis OID that you have included in income will be treated as capital gain.

Certain of the debt securities may contain provisions permitting them to be redeemed prior to their stated maturity at our option and/or at your option. Original issue discount debt securities containing those features may be subject to rules that differ from the general rules discussed herein. If you are considering the purchase of original issue discount debt securities with those features, you should carefully examine the applicable prospectus supplement and should consult your own tax advisors with respect to those features since the tax consequences to you with respect to OID will depend, in part, on the particular terms and features of the debt securities.

If you own original issue discount debt securities with a maturity upon issuance of more than one year, you generally must include OID in income in advance of the receipt of some or all of the related cash payments using the “constant yield method” described in the following paragraphs.

The amount of OID that you must include in income if you are the initial U.S. holder of an original issue discount debt security is the sum of the “daily portions” of OID with respect to the debt security for each day during the taxable year or portion of the taxable year in which you held that debt security (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for an original issue discount debt security may be of any length and may vary in length over the term of the debt security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of:

•

the debt security’s “adjusted issue price” at the beginning of the accrual period multiplied by its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over

•	the aggregate of all qualified stated interest allocable to the accrual period.

OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of qualified stated interest, and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. The “adjusted issue price” of a debt security at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period, determined without regard to the amortization of any acquisition or bond premium, as described below, and reduced by any payments made on the debt security (other than qualified stated interest) on or before the first day of the accrual period. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on debt securities held of record by persons other than corporations and other exempt holders.

Floating rate debt securities are subject to special OID rules. In the case of an original issue discount debt security that is a floating rate debt security, both the “yield to maturity” and “qualified stated interest” will be determined solely for purposes of calculating the accrual of OID as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of certain floating rate debt securities, the rate that reflects the yield to maturity that is reasonably expected for the debt security. Additional rules may apply if either:

•	the interest on a floating rate debt security is based on more than one interest index; or

•	the principal amount of the debt security is indexed in any manner.

The discussion above generally does not address debt securities providing for contingent payments. You should carefully examine the applicable prospectus supplement regarding the United States federal income tax consequences of the holding and disposition of any debt securities providing for contingent payments.

You may elect to treat all interest on any debt security as OID and calculate the amount includible in gross income under the constant yield method described above. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. You should consult with your own tax advisors about this election.

Short-Term Debt Securities

In the case of debt securities having a term of one year or less, all payments, including all stated interest, will be included in the stated redemption price at maturity and will not be qualified stated interest. As a result, you will generally be taxed on the discount instead of stated interest. The discount will be equal to the excess of the stated redemption price at maturity over the issue price of a short-term debt security, unless you elect to compute this discount using tax basis instead of issue price. In general, individuals and certain other cash method U.S. holders of short-term debt securities are not required to include accrued discount in their income currently unless they elect to do so, but may be required to include stated interest in income as the income is received. U.S. holders that report income for United States federal income tax purposes on the accrual method and certain other U.S. holders are required to accrue discount on short-term debt securities (as ordinary income) on a straight-line basis, unless an election is made to accrue the discount according to a constant yield method based on daily compounding. If you are not required, and do not elect, to include discount in income currently, any gain you realize on the sale, exchange or retirement of a short-term debt security will generally be ordinary income to you to the extent of the discount accrued by you through the date of sale, exchange or retirement. In addition, if you do not elect to currently include accrued discount in income you may be required to defer deductions for a portion of your interest expense with respect to any indebtedness attributable to the short-term debt securities.

Market Discount

If you purchase a debt security for an amount that is less than its stated redemption price at maturity (or, in the case of an original issue discount debt security, its adjusted issue price), the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a debt security as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the debt security at the time of its payment or disposition.

In addition, you may be required to defer, until the maturity of the debt security or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the debt security. You may elect, on a security-by-security basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the debt security, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Acquisition Premium, Amortizable Bond Premium

If you purchase an original issue discount debt security for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the debt security after the purchase date other than payments of qualified stated interest, you will be considered to have purchased that debt security at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to the debt security for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If you purchase a debt security (including an original issue discount debt security) for an amount in excess of the sum of all amounts payable on the debt security after the purchase date other than qualified stated interest, you will be considered to have purchased the debt security at a “premium” and, if it is an original issue discount debt security, you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of the debt security on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the debt security.

Sale, Exchange and Retirement of Debt securities

Your tax basis in a debt security will, in general, be your cost for that debt security, increased by OID, market discount or any discount with respect to a short-term debt security that you previously included in income, and reduced by any amortized premium and any cash payments on the debt security other than qualified stated interest. Upon the sale, exchange, retirement or other disposition of a debt security, you will recognize gain or loss equal to the difference between the amount you realize upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued qualified stated interest that you did not previously include in income, which will be taxable as interest income) and the adjusted tax basis of the debt security. Except as described above with respect to certain short-term debt securities or with respect to market discount, and with respect to contingent payment debt instruments, which this summary generally does not discuss, such gain or loss will be capital gain or loss. Gain or loss realized by you on the sale, exchange or retirement of a debt security will generally be treated as United States source gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

In General, information reporting requirements will apply to certain payments of principal, interest (including OID) and premium paid on debt securities and to the proceeds of sale of a debt security paid to you (unless you are an exempt recipient such as a corporation). Additionally, if you fail to provide your taxpayer identification number, or in the case of interest payments, fail either to report in full dividend and interest income or to make certain certifications, you may be subject to backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Overview

Peru may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement for an offering will describe the following:

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	the net proceeds to Peru from the sale of the securities;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions and other items constituting agents’ compensation;

•	any initial public offering price of the securities;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which those securities may be listed.

If Peru uses underwriters or dealers in a sale, they will acquire the securities for their own accounts and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Peru may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

In compliance with guidelines of the National Association of Securities Dealers, Inc., the maximum commission or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered by this prospectus and any applicable prospectus supplement; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

Peru may also sell the securities directly to the public or through agents. Unless otherwise specified in the applicable prospectus supplement, any agent will act on a reasonable best efforts basis for the period of its appointment.

Peru may authorize agents, underwriters or dealers to solicit offers by some institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

Peru may offer the securities to holders of other securities issued or guaranteed by Peru in payment for Peru’s purchase or exchange of the other securities, including as part of a reprofiling of Peru’s public debt. Peru may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This kind of offer may be in addition to sales of the same securities using the methods described above.

Peru may agree to indemnify any agents and underwriters against some liabilities, including liabilities under the Securities Act. The agents and underwriters may also be entitled to contribution from Peru for payments they may make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for Peru in the ordinary course of business.

Non-U.S. Offerings

Peru will generally not register under the Securities Act the securities that it will offer and sell outside the United States. Thus, subject to some exceptions, Peru cannot offer, sell or deliver these securities within the United States or to U.S. persons. When Peru offers or sells securities outside the United States, each underwriter, dealer or agent will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each underwriter, dealer or agent will agree that:

•

it has not offered or sold or solicited offers to purchase, and will not offer or sell or solicit offers to purchase, any of these unregistered securities within the United States, except under Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on it or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

OFFICIAL STATEMENTS

Information in this prospectus whose source is identified as a publication of Peru or one of its agencies or instrumentalities relies on the authority of that publication as a public official document of Peru. All other information in this prospectus, other than that included in “Plan of Distribution” above, is included as a public official statement made on the authority of Peru.

VALIDITY OF THE SECURITIES

The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement, will provide opinions regarding the validity of the securities:

•	For Peru:

•	Simpson Thacher & Bartlett LLP, special New York counsel to Peru, and

•	General Counsel of the Ministry of Economy and Finance or such other Peruvian counsel to Peru named in the applicable prospectus supplement.

As to all matters of Peruvian law, Simpson Thacher & Bartlett LLP may rely on the opinion of Peruvian counsel to Peru named in the applicable prospectus supplement. As to all matters of United States law, Peruvian counsel to Peru named in the applicable prospectus supplement may rely on the opinion of Simpson Thacher & Bartlett LLP.

•	For the underwriters, if any:

•	United States counsel to the underwriters named in the applicable prospectus supplement, and

•	Peruvian counsel to the underwriters named the applicable prospectus supplement.

As to all matters of Peruvian law, United States counsel to the underwriters may rely on the opinion of Peruvian counsel to the underwriters named in the applicable prospectus supplement. As to all matters of United States law, Peruvian counsel to the underwriters named in the applicable prospectus supplement may rely on the opinion of the United States counsel to the underwriters.

AUTHORIZED REPRESENTATIVE

The authorized representative of Peru in the United States is José Augusto Tenorio Benavides of the Consulate General of Peru, whose address is 241 East 49th Street, New York, New York 10017.

WHERE YOU CAN FIND MORE INFORMATION

Peru has filed with the SEC under the Securities Act a registration statement, of which this prospectus forms a part, covering the securities. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If Peru has filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

You may read and copy the registration statement, including its various exhibits, and any reports, statements or other information that Peru has filed, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. You can obtain copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information. Peru’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

ANNEX A

REPUBLIC OF PERU: GLOBAL PUBLIC SECTOR EXTERNAL DEBT

TABLES AND OTHER SUPPLEMENTAL INFORMATION

as of June 30, 2008(1)

(in thousands of U.S. dollars, at current prices)

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,356	2 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,012	1 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	23,998	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	11,310	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	402	1 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	708	2 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	142	2 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	1,389	3 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	4,426	5 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	3,018	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	4,677	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	1,358	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	905	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	5,130	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	11,473	4 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,145	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	6,845	25 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	15,018	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	9,935	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	22,141	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	6,979	26 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	3,917	18 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	22,674	18 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	3,690	27 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	30,081	28 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	31,230	18 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	8,105	29 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,358	21 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.10	17,392	9 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.10	18,407	10 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	7,916	29 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	3,926	19 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	11,711	30 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	11,227	19 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	11,969	20 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	16,094	20 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	5,067	21 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	12,187	21 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	13,275	31 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	8,047	21 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	4,971	22 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,001	24 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	6,111	24 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	3,295	26 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,919	26 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	5.20	14,153	9 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	5.25	15,313	10 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	381	28 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	30,691	14 Y
Paris Club	Belgium	Government of the Kingdom of Belgium	EURO	Fixed	2.00	0.00	98	9 M
Paris Club	Belgium	Government of the Kingdom of Belgium	EURO	Fixed	2.00	0.00	195	1 Y
Paris Club	Belgium	Government of the Kingdom of Belgium	EURO	Fixed	2.00	0.00	98	1 Y
Paris Club	Belgium	Government of the Kingdom of Belgium	EURO	Fixed	2.00	0.00	119	2 Y
Paris Club	Belgium	Government of the Kingdom of Belgium	EURO	Fixed	2.00	0.00	68	2 Y
Paris Club	Belgium	Government of the Kingdom of Belgium	EURO	Fixed	2.00	0.00	281	2 Y
Paris Club	Belgium	Government of the Kingdom of Belgium	EURO	Fixed	2.00	0.00	93	2 Y
Paris Club	Belgium	Government of the Kingdom of Belgium	EURO	Fixed	2.00	0.00	643	4 Y
Paris Club	Belgium	Government of the Kingdom of Belgium	EURO	Fixed	2.00	0.00	332	4 Y
Paris Club	Belgium	Government of the Kingdom of Belgium	EURO	No interests	0.00	0.00	2,776	6 Y
Paris Club	Belgium	Government of the Kingdom of Belgium	EURO	No interests	0.00	0.00	3,628	9 Y
Paris Club	Belgium	Government of the Kingdom of Belgium	EURO	No interests	0.00	0.00	2,983	10 Y
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	US$	Fixed	0.00	1.00	5,426	1 Y
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	US$	Fixed	0.00	2.65	18,962	5 Y
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	EURO	Fixed	0.00	4.84	5,068	1 Y
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	US$	Fixed	0.00	3.75	1,686	1 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
Paris Club	Spain	Instituto de Crédito Oficial de España (ICO)	US$	Fixed	0.00	3.23	4,014	1 Y
Paris Club	United States	Agency for International Development	US$	Fixed	0.00	2.50	103	1 Y
Paris Club	United States	Agency for International Development	US$	Fixed	0.00	3.00	1,159	5 Y
Paris Club	United States	Agency for International Development	US$	Fixed	0.00	3.00	1,182	5 Y
Paris Club	United States	Agency for International Development	US$	Fixed	0.00	3.00	303	8 M
Paris Club	United States	Agency for International Development	US$	Fixed	0.00	3.00	1,604	6 M
Paris Club	United States	Agency for International Development	US$	Fixed	0.00	3.00	814	1 Y
Paris Club	United States	Agency for International Development	US$	Fixed	0.00	3.00	4,762	1 Y
Paris Club	United States	Hutton y Co	US$	Fixed	0.00	8.025	1,435	1 Y
Paris Club	United States	Merryl Lynch	US$	Fixed	0.00	9.98	622	5 M
Paris Club	United States	Paine Webber	US$	Rate of 26-week U.S. Treasury Bonds – US$	0.35	Variable	4,622	6 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	4.00	1,791	1 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	4.00	3,528	2 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	4.00	3,707	3 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	4.00	4,647	4 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	4.00	2,837	5 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	4.00	2,850	5 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	4.00	3,311	6 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	4.00	7,520	7 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	3.26	12,382	6 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	3.26	9,342	9 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	3.26	5,013	10 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	4.00	8,025	20 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	2.50	3,686	22 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	1.00	8,951	23 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	1.00	9,269	24 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	1.00	5,965	26 Y
Paris Club	United States	PL 480	US$	Fixed	0.00	1.00	8,930	28 Y
Paris Club	France	Banque de France	EURO	Fixed	0.00	3.50	11,177	6 Y
Paris Club	France	Banque de France	EURO	Fixed	0.00	3.50	3,238	6 Y
Paris Club	France	Banque de France	EURO	Fixed	0.00	3.50	9,872	9 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
Paris Club	France	Banque de France	EURO	Fixed	0.00	3.50	5,749	9 Y
Paris Club	France	Banque de France	EURO	Fixed	0.00	3.50	28,513	10 Y
Paris Club	France	Banque de France	US$	3-month Libor for US$	0.50	Variable	11	7 Y
Paris Club	France	Banque de France	US$	3-month Libor for US$	0.50	Variable	46	7 Y
Paris Club	France	Banque de France	EURO	Fixed	0.00	6.85	29,819	7 Y
Paris Club	France	Banque de France	EURO	Fixed	0.00	6.85	114,148	7 Y
Paris Club	France	Compagnie Francaise d’Assurance pour le Commerce Exterieur (COFACE)	EURO	Fixed	0.00	6.85	125,464	7 Y
Paris Club	France	Compagnie Francaise d’Assurance pour le Commerce Exterieur (COFACE)	EURO	Fixed	0.00	6.85	464,789	7 Y
Paris Club	France	Compagnie Francaise d’Assurance pour le Commerce Exterieur (COFACE)	US$	3-month Libor for US$	0.50	Variable	13	7 Y
Paris Club	France	Compagnie Francaise d’Assurance pour le Commerce Exterieur (COFACE)	US$	3-month Libor for US$	0.50	Variable	55	7 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	3.50	21	1 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	3.50	36	2 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	3.50	147	1 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	3.50	181	2 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	3.50	187	2 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	3.50	87	2 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	3.50	241	3 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	3.50	208	4 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	3.50	106	2 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	4.00	5,062	8 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	3.00	310	16 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	3.00	11,113	16 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	3.40	4,698	12 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	3.40	4,203	11 Y
Paris Club	France	Treasury of France	EURO	Fixed	0.00	0.80	3,699	24 Y
Paris Club	Italy	Artigiancassa Spa	EURO	Fixed	0.00	1.50	930	1 Y
Paris Club	Italy	Artigiancassa Spa	US$	Fixed	0.00	1.50	2,520	1 Y
Paris Club	Italy	Artigiancassa Spa	US$	Fixed	0.00	1.50	5,260	1 Y
Paris Club	Italy	Artigiancassa Spa	EURO	Fixed	0.00	1.50	5,599	8 M
Paris Club	Italy	Artigiancassa Spa	EURO	Fixed	0.00	1.50	923	1 Y
Paris Club	Italy	Artigiancassa Spa	US$	Fixed	0.00	1.50	15,113	1 Y
Paris Club	Italy	Artigiancassa Spa	EURO	Fixed	0.00	1.50	763	1 Y
Paris Club	Italy	Artigiancassa Spa	EURO	Fixed	0.00	1.50	2,758	3 Y
Paris Club	Italy	Artigiancassa Spa	EURO	Fixed	0.00	1.50	5,837	4 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
Paris Club	Italy	Artigiancassa Spa	EURO	Fixed	0.00	1.50	11,264	4 Y
Paris Club	Italy	Sezione Speciale per l’Assicuraziones del Credito all’Esportazione (SACE)	EURO	Fixed	0.00	7.92	24,563	7 Y
Paris Club	Italy	Sezione Speciale per l’Assicuraziones del Credito all’Esportazione (SACE)	EURO	Fixed	0.00	7.92	56,327	7 Y
Paris Club	Italy	Sezione Speciale per l’Assicuraziones del Credito all’Esportazione (SACE)	US$	Fixed	0.00	7.07	29,705	7 Y
Paris Club	Italy	Sezione Speciale per l’Assicuraziones del Credito all’Esportazione (SACE)	US$	Fixed	0.00	7.07	93,628	7 Y
Paris Club	Japan	Government of Japan	Y	Fixed	0.00	3.00	26,749	2 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	3.00	338,759	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	3.00	84,535	14 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	4.10	32,621	6 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	5.60	17,049	6 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	3.00	16,324	16 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	3.50	7,724	6 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	3.50	58,390	6 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	3.00	5,803	18 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	3.00	69,632	18 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.50	73,289	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.10	9,084	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.70	177,028	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.30	27,810	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.70	103,343	13 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.30	8,950	13 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.70	37,675	14 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.30	3,212	14 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.50	21,433	14 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.70	21,356	14 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.50	21,570	14 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.70	56,089	14 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.30	11,692	14 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	4.10	34,327	9 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	4.10	72,257	10 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	5.60	24,598	9 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	5.60	95,156	10 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.70	1,978	1 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.70	2,147	1 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.70	147	1 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.70	1,254	1 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.70	20,744	16 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	0.75	1,758	31 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.70	32,014	16 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	0.75	32,017	31 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.70	15,891	16 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.20	45,869	16 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	0.75	7,153	31 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.20	104,927	16 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	0.75	25,797	31 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.20	38,193	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.15	9,585	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.60	10,027	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.30	4,929	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.95	6,087	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.60	4,067	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.55	10,125	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.60	10,072	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.70	9,308	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.80	10,002	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.60	9,896	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.50	7,384	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.50	11,987	11 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.10	200,862	8 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.70	23,170	17 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	0.75	1,341	32 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.70	17,386	17 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	0.75	3,827	32 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.70	75,616	17 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	0.75	21,216	32 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	2.20	59,450	17 Y
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	0.75	523	32 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
Paris Club	Japan	Japan Bank for International Cooperation	Y	Fixed	0.00	1.50	3,431	23 Y
Paris Club	The Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0.00	0.75	1,720	20 Y
Paris Club	The Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0.00	2.50	776	6 M
Paris Club	The Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0.00	0.75	6,056	18 Y
Paris Club	The Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0.00	2.50	795	1 Y
Paris Club	The Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0.00	2.50	2,174	1 Y
Paris Club	The Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0.00	2.50	4,192	9 Y
International Organizations	1.8061	European Investment Bank	US$	Fixed	0.00	6.73	19,665	7 Y
International Organizations	1.8061	European Investment Bank	US$	Fixed	0.00	7.06	1,232	7 Y
International Organizations	5-CD-PE	Inter-American Development Bank	CAN$	No interests	0.00	0.00	37	10 Y
International Organizations	553-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	27	1 Y
International Organizations	553-SF-PE	Inter-American Development Bank	CAN$	Fixed	0.00	2.00	13	1 Y
International Organizations	567-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	457	1 Y
International Organizations	567-SF-PE	Inter-American Development Bank	CAN$	Fixed	0.00	2.00	83	1 Y
International Organizations	567-SF-PE	Inter-American Development Bank	Y	Fixed	0.00	2.00	78	1 Y
International Organizations	567-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	43	1 Y
International Organizations	567-SF-PE	Inter-American Development Bank	EURO	Fixed	0.00	2.00	123	1 Y
International Organizations	589-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	161	2 Y
International Organizations	589-SF-PE	Inter-American Development Bank	L	Fixed	0.00	2.00	29	2 Y
International Organizations	589-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	565	2 Y
International Organizations	602-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	1,612	2 Y
International Organizations	602-SF-PE	Inter-American Development Bank	Y	Fixed	0.00	2.00	507	2 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
International Organizations	602-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	1,109	2 Y
International Organizations	602-SF-PE	Inter-American Development Bank	EURO	Fixed	0.00	2.00	180	2 Y
International Organizations	602-SF-PE	Inter-American Development Bank	EURO	Fixed	0.00	2.00	265	2 Y
International Organizations	602-SF-PE	Inter-American Development Bank	EURO	Fixed	0.00	2.00	51	2 Y
International Organizations	634-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	818	3 Y
International Organizations	634-SF-PE	Inter-American Development Bank	L	Fixed	0.00	2.00	211	3 Y
International Organizations	634-SF-PE	Inter-American Development Bank	Y	Fixed	0.00	2.00	724	3 Y
International Organizations	634-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	915	3 Y
International Organizations	629-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	2,633	3 Y
International Organizations	629-SF-PE	Inter-American Development Bank	CAN$	Fixed	0.00	2.00	170	3 Y
International Organizations	629-SF-PE	Inter-American Development Bank	L	Fixed	0.00	2.00	634	3 Y
International Organizations	629-SF-PE	Inter-American Development Bank	Y	Fixed	0.00	2.00	148	3 Y
International Organizations	629-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	1,085	3 Y
International Organizations	629-SF-PE	Inter-American Development Bank	EURO	Fixed	0.00	2.00	271	3 Y
International Organizations	650-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	456	2 Y
International Organizations	652-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	935	3 Y
International Organizations	652-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	1,398	3 Y
International Organizations	652-SF-PE	Inter-American Development Bank	EURO	Fixed	0.00	2.00	282	3 Y
International Organizations	686-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	287	4 Y
International Organizations	686-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	385	4 Y
International Organizations	686-SF-PE	Inter-American Development Bank	Y	Fixed	0.00	2.00	45	4 Y
International Organizations	697-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	1,107	4 Y
International Organizations	697-SF-PE	Inter-American Development Bank	Y	Fixed	0.00	2.00	723	4 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
International Organizations	697-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	146	4 Y
International Organizations	697-SF-PE	Inter-American Development Bank	EURO	Fixed	0.00	2.00	804	4 Y
International Organizations	706-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	1,413	5 Y
International Organizations	706-SF-PE	Inter-American Development Bank	FR.SZ	Fixed	0.00	2.00	226	5 Y
International Organizations	706-SF-PE	Inter-American Development Bank	EURO	Fixed	0.00	2.00	803	5 Y
International Organizations	706-SF-PE	Inter-American Development Bank	EURO	Fixed	0.00	2.00	380	5 Y
International Organizations	689-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	472	5 Y
International Organizations	720-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	1,220	5 Y
International Organizations	631-OC-PE	Inter-American Development Bank	UAV	VLR90 BID	0.00	Variable	116,501	3 Y
International Organizations	665-OC-PE	Inter-American Development Bank	UAV	VLR90 BID	0.00	Variable	1,395	3 Y
International Organizations	651-OC-PE	Inter-American Development Bank	UAV	VLR90 BID	0.00	Variable	53,783	3 Y
International Organizations	677-OC-PE	Inter-American Development Bank	UAV	VLR90 BID	0.00	Variable	67,310	4 Y
International Organizations	678-OC-PE	Inter-American Development Bank	UAV	VLR90 BID	0.00	Variable	6,922	4 Y
International Organizations	741-OC-PE	Inter-American Development Bank	UAV	VLR90 BID	0.00	Variable	41,870	10 Y
International Organizations	806-OC-PE	Inter-American Development Bank	UAV	VLR90 BID	0.00	Variable	51,805	10 Y
International Organizations	790-OC-PE	Inter-American Development Bank	UAV	VLR90 BID	0.00	Variable	17,906	6 Y
International Organizations	836-OC-PE	Inter-American Development Bank	UAV	VLR90 BID	0.00	Variable	151,873	6 Y
International Organizations	847-OC-PE	Inter-American Development Bank	UAV	VLR90 BID	0.00	Variable	100,025	11 Y
International Organizations	820-OC-PE	Inter-American Development Bank	UAV	VLR90 BID	0.00	Variable	597	6 Y
International Organizations	852-2-OC-PE	Inter-American Development Bank	US$	6-month Libor for US$	0.00	Variable	5,006	7 Y
International Organizations	902-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	2,140	7 Y
International Organizations	901-OC-PE	Inter-American Development Bank	UAV	VLR90 BID	0.00	Variable	66,046	12 Y
International Organizations	958-SF-PE	Inter-American Development Bank	US$	Fixed	0.00	2.00	19,022	17 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
International Organizations	906-OC-PE	Inter-American Development Bank	UAV	VLR90 BID	0.00	Variable	13,174	8 Y
International Organizations	931-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	106,556	13 Y
International Organizations	956-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	70,793	13 Y
International Organizations	985-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	43,145	8 Y
International Organizations	966-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	141,300	9 Y
International Organizations	1025-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	33,402	9 Y
International Organizations	1058-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	110,025	14 Y
International Organizations	1036-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	418	9 Y
International Organizations	1061-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	7,827	14 Y
International Organizations	1050-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	1,852	9 Y
International Organizations	1115-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	875	10 Y
International Organizations	1128-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	21,136	15 Y
International Organizations	1150-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	123,667	11 Y
International Organizations	1137-OC-PE	Inter-American Development Bank	US$	6-month Libor for US$	0.00	Variable	140,306	11 Y
International Organizations	1144-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	22,740	16 Y
International Organizations	1196-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	5,454	11 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
International Organizations	1235-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	160,000	12 Y
International Organizations	1236-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	4,782	12 Y
International Organizations	1208-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	23,694	17 Y
International Organizations	1237-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	72,694	17 Y
International Organizations	1321-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	216,667	13 Y
International Organizations	1329-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	17,934	18 Y
International Organizations	1328-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	43,193	13 Y
International Organizations	1340-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	19,658	13 Y
International Organizations	1329-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	280,000	14 Y
International Organizations	1421-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	72,378	19 Y
International Organizations	1442-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	4,438	15 Y
International Organizations	1441-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	4,703	20 Y
International Organizations	1458-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	1,964	15 Y
International Organizations	1461-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	35,162	20 Y
International Organizations	1449-OC-PE/PPF	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	750	3 M

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
International Organizations	1437-OC-PE	Inter-American Development Bank	US$	Single currency facility–adjustable rate	0.50	Variable	7,156	15 Y
International Organizations	1503-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	300,000	15 Y
International Organizations	1482-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	857	16 Y
International Organizations	1501-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	12,690	21 Y
International Organizations	1534-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	6,864	21 Y
International Organizations	1539-OC-PE/PPF	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	110	1 Y
International Organizations	1600-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	300,000	16 Y
International Organizations	1591-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	4,235	17 Y
International Organizations	1586-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	4,120	17 Y
International Organizations	1601-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	2,507	16 Y
International Organizations	1647-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	11,866	17 Y
International Organizations	1699-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	200,000	17 Y
International Organizations	1696-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	777	17 Y
International Organizations	1657-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	2,243	18 Y
International Organizations	1663-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	1,671	23 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
International Organizations	1805-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	150,000	18 Y
International Organizations	1805-OC-PE	Inter-American Development Bank	S/.	Fixed	0.00	6.48	50,152	11 Y
International Organizations	1810-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	1,500	19 Y
International Organizations	1899-OC-PE/PPF	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	33	2 Y
International Organizations	1878-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	200,000	19 Y
International Organizations	1920-OC-PE	Inter-American Development Bank	US$	Single currency facility–Libor-based rate	0.50	Variable	100,000	19 Y
International Organizations	CFA-128	Andean Development Corporation	US$	6-month Libor for US$	2.50	Variable	5,100	3 Y
International Organizations	CFA-135	Andean Development Corporation	US$	6-month Libor for US$	3.10	Variable	2,647	1 Y
International Organizations	CFA-1009	Andean Development Corporation	US$	6-month Libor for US$	3.10	Variable	9,646	1 Y
International Organizations	CFA-1408	Andean Development Corporation	US$	6-month Libor for US$	3.10	Variable	78,125	2 Y
International Organizations	CFA-1593	Andean Development Corporation	US$	6-month Libor for US$	3.50	Variable	157,143	5 Y
International Organizations	CFA-1769	Andean Development Corporation	US$	6-month Libor for US$	3.10	Variable	11,667	3 Y
International Organizations	CFA-1902	Andean Development Corporation	US$	6-month Libor for US$	3.75	Variable	114,286	6 Y
International Organizations	CFA-2749	Andean Development Corporation	US$	6-month Libor for US$	3.75	Variable	137,600	8 Y
International Organizations	CFA-3014-15-16	Andean Development Corporation	US$	6-month Libor for US$	3.25	Variable	222,480	9 Y
International Organizations	CFA-3241	Andean Development Corporation	US$	6-month Libor for US$	2.90	Variable	50,000	12 Y
International Organizations	CFA-3525	Andean Development Corporation	US$	6-month Libor for US$	1.50	Variable	3,751	10 Y
International Organizations	CFA-3572	Andean Development Corporation	US$	6-month Libor for US$	0.60	Variable	6,089	13 Y
International Organizations	CFA-3804	Andean Development Corporation	US$	6-month Libor for US$	1.00	Variable	507	7 Y
International Organizations	CFA-004495/4496	Andean Development Corporation	US$	6-month Libor for US$	0.20	Variable	250,000	17 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
International Organizations	CFA-4579/4580	Andean Development Corporation	US$	6-month Libor for US$	0.20	Variable	150,000	18 Y
International Organizations	3540-S-PE	International Bank For Reconstruction and Development	S/POOL	Single Currency Basket Rate BIRF	0.50	Variable	8,811	5 Y
International Organizations	3437-S-PE	International Bank For Reconstruction and Development	S/POOL	Single Currency Basket Rate BIRF	0.50	Variable	132,713	5 Y
International Organizations	3489-S-PE	International Bank For Reconstruction and Development	S/POOL	Single Currency Basket Rate BIRF	0.50	Variable	172,203	5 Y
International Organizations	3452-S-PE	International Bank For Reconstruction and Development	S/POOL	Single Currency Basket Rate BIRF	0.50	Variable	121,557	4 Y
International Organizations	3595-S-PE	International Bank For Reconstruction and Development	S/POOL	Single Currency Basket Rate BIRF	0.50	Variable	62,162	5 Y
International Organizations	3610-S-PE	International Bank For Reconstruction and Development	S/POOL	Single Currency Basket Rate BIRF	0.50	Variable	4,357	5 Y
International Organizations	3684-S-PE	International Bank For Reconstruction and Development	S/POOL	Single Currency Basket Rate BIRF	0.50	Variable	42,904	5 Y
International Organizations	3717-A-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	40,407	6 Y
International Organizations	3717-S-PE	International Bank For Reconstruction and Development	S/POOL	Single Currency Basket Rate BIRF	0.50	Variable	35,228	6 Y
International Organizations	3701-A-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	12,335	6 Y
International Organizations	3701-S-PE	International Bank For Reconstruction and Development	S/POOL	Single Currency Basket Rate BIRF	0.50	Variable	4,972	6 Y
International Organizations	3810-S-PE	International Bank For Reconstruction and Development	S/POOL	Single Currency Basket Rate BIRF	0.50	Variable	48,349	6 Y
International Organizations	3811-A-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	72,328	6 Y
International Organizations	3811-S-PE	International Bank For Reconstruction and Development	S/POOL	Single Currency Basket Rate BIRF	0.50	Variable	10,640	6 Y
International Organizations	3962-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	32,485	4 Y
International Organizations	3826-S-PE	International Bank For Reconstruction and Development	S/POOL	Single Currency Basket Rate BIRF	0.50	Variable	2,618	4 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
International Organizations	3826-A-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	37,435	4 Y
International Organizations	4068-S-PE	International Bank For Reconstruction and Development	S/POOL	Single Currency Basket Rate BIRF	0.50	Variable	7,891	5 Y
International Organizations	4068-A-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	48,812	5 Y
International Organizations	4076-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	43,388	5 Y
International Organizations	4133-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	91,500	6 Y
International Organizations	4130-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	25,403	6 Y
International Organizations	4250-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	38,740	7 Y
International Organizations	4384-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.01	Variable	22,535	7 Y
International Organizations	4497-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	200,000	8 Y
International Organizations	4519-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	6,041	9 Y
International Organizations	4536-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	703	9 Y
International Organizations	4527-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	20,250	9 Y
International Organizations	4615-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	87,505	10 Y
International Organizations	4614-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	41,975	10 Y
International Organizations	7142-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	18,771	8 Y
International Organizations	4678-O-PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.75	Variable	95,835	11 Y
International Organizations	7177-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	15,975	9 Y
International Organizations	7176-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	28,980	9 Y
International Organizations	7200-O PE	International Bank For Reconstruction and Development	US$	Fixed	0.00	5.11	150,000	9 Y
International Organizations	7203-O PE	International Bank For Reconstruction and Development	US$	Fixed	0.50	5.13	150,000	9 Y
International Organizations	7209-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	13,718	15 Y
International Organizations	7160-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	14,475	11 Y
International Organizations	7219-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	7,079	10 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
International Organizations	7267-O PE	International Bank For Reconstruction and Development	US$	Fixed	0.00	5.14	100,000	10 Y
International Organizations	7255-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	1,778	10 Y
International Organizations	7266-O PE	International Bank For Reconstruction and Development	US$	Fixed	0.00	5.13	100,000	10 Y
International Organizations	7254-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	4,092	10 Y
International Organizations	7257-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	1,286	10 Y
International Organizations	7285-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	12,226	11 Y
International Organizations	7308-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	8,186	11 Y
International Organizations	7345-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	150,000	9 Y
International Organizations	7322-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	2,976	11 Y
International Organizations	7366-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	9,106	9 Y
International Organizations	7368-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	3,388	9 Y
International Organizations	7423-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	972	10 Y
International Organizations	7419-O PE	International Bank For Reconstruction and Development	US$	6-month Libor for US$	0.50	Variable	200,000	10 Y
International Organizations	297-PE	International Fund For Agricultural Development	DEG	Fixed	0.00	4.00	5,075	4 Y
International Organizations	386-PE	International Fund For Agricultural Development	DEG	FIDA Rate	0.00	Variable	6,738	7 Y
International Organizations	467-PE	International Fund For Agricultural Development	DEG	FIDA Rate	0.00	Variable	13,743	8 Y
International Organizations	602-PE	International Fund For Agricultural Development	DEG	FIDA Rate	0.00	Variable	9,153	5 Y
International Organizations	630-PE	The Opec Fund For International Development	US$	Fixed	0.00	3.75	1,458	3 Y
International Organizations	696-PE	The Opec Fund For International Development	US$	Fixed	0.00	4.00	2,500	6 Y
International Organizations	755-PE	The Opec Fund For International Development	US$	Fixed	0.00	4.00	2,500	7 Y
Latin America	Venezuela	Banco de Desarrollo Económico y Social de Venezuela	US$	6-month Libor for US$	0.75	Variable	11,075	8 Y
Latin America	Brazil	Federal Republic of Brazil	US$	Fixed	0.00	7.875	6,664	2 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Outstanding Amount as of June 30, 2008 (in thousands of US$)	Period to Maturity
Eastern Europe and People’s Republic of China	People’s Republic of China	Government of the People’s Republic of China	L.	No interests	0.00	0.00	65	9 M
Eastern Europe and People’s Republic of China	People’s Republic of China	Government of the People’s Republic of China	US$	No interests	0.00	0.00	1,890	2 Y
Eastern Europe and People’s Republic of China	People’s Republic of China	Government of the People’s Republic of China	US$	No interests	0.00	0.00	3,000	2 Y
Unsecured suppliers	Italy	Ansaldo Energia S.p.a.	US$	6-month Libor for US$	2.00	Variable	4,122	9 Y
Unsecured suppliers	Italy	Armamenti e Aerospazio S.P.A.	US$	Fixed	0.00	5.0268275	23,979	12 Y
Unsecured suppliers	Italy	Armamenti e Aerospazio S.P.A.	US$	Fixed	0.00	5.0268275	14,643	12 Y
External Debt Bonds		Par Bonds	US$	Multiple rates	0.00	Variable	53,674	19 Y
External Debt Bonds		Global Bonds 2012	US$	Fixed	0.00	9.125	401,562	4 Y
External Debt Bonds		Global Bonds 2015	US$	Fixed	0.00	9.875	500,000	7 Y
External Debt Bonds		Global Bonds 2015	US$	Fixed	0.00	9.875	250,000	7 Y
External Debt Bonds		Global Bonds 2033	US$	Fixed	0.00	8.750	500,000	25 Y
External Debt Bonds		Global Bonds 2016	US$	Fixed	0.00	8.375	500,000	8 Y
External Debt Bonds		Global Bonds 2014	EURO	Fixed	0.00	7.500	1,023,035	6 Y
External Debt Bonds		Global Bonds 2033	US$	Fixed	0.00	8.750	400,000	25 Y
External Debt Bonds		Global Bonds 2025	US$	Fixed	0.00	7.350	750,000	17 Y
External Debt Bonds		Global Bonds 2025	US$	Fixed	0.00	7.350	500,000	17 Y
External Debt Bonds		Global Bonds 2016	US$	Fixed	0.00	8.375	832,895	8 Y
External Debt Bonds		Global Bonds 2033	US$	Fixed	0.00	8.750	84,636	25 Y
External Debt Bonds		Global Bonds 2037	US$	Fixed	0.00	6.550	1,201,667	29 Y

Abbreviations and symbols:

CAN$ = Canadian dollar

DEG = Special Drawing Rights (Derechos Especiales de Giro)

£ = English pound

KRN = Norwegian krone

M = Months

SFR = Swiss franc

SKR = Swedish kroner

S/POOL = Single currency pool (World Bank unit of account, based on a basket of national currencies)

UAV = Inter-American Development Bank unit of account

US$ = United States dollar

¥ = Japanese Yen

Y = Years

(1) Includes COFIDE loans not guaranteed by Peru.

Source: Ministry of Economy and Finance.

PART II

(Required by Items (11), (13) and (14) of Schedule B

of the Securities Act of 1933)

1. The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee		(1)
Listing fees and expenses*	US$	42,000
Printing expenses*		60,000
Rating agency fees*		35,000
Fiscal agent fees and expenses*		30,000
Legal fees and expenses*		138,000
Other*		120,000

Total(2)	US$	425,000

*	Estimate.
(1)	Previously paid.
(2)	A portion of the expenses may be paid by the underwriters.

2. The Registrant hereby agrees to furnish an opinion or opinions of counsel, with respect to the legality of the issue, in connection with the offering of securities under this registration statement, and to furnish copies of the documents authorizing each issue of securities under this Registration Statement, and any other governmental approvals of the Registrant required in connection with this issue, in amendments to this Registration Statement, in each case together with translations of the same into the English language.

UNDERTAKINGS

The Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

CONTENTS

This Registration Statement comprises:

1.	The front cover page;

2.	The cross-reference sheet between Schedule B of the Securities Act of 1933 and the prospectus;

3.	Part I consisting of the prospectus;

4.	Part II consisting of pages II-1 to II-6; and

5.	The following exhibits:

A.	Form of Underwriting Agreement(1)

B.	Fiscal Agency Agreement, dated as of February 6, 2003, between the Republic of Peru and JPMorgan Chase Bank, as fiscal agent, principal paying agent and registrar, including form of Debt Security(2)

B.1	Amendment No. 1 to the Fiscal Agency Agreement, dated November 21, 2003, between the Republic of Peru and JPMorgan Chase Bank(3)

B.2	Amendment No. 2 to the Fiscal Agency Agreement, dated October 14, 2004, between the Republic of Peru and JPMorgan Chase Bank(4)

C.	Form of Warrant Agreement, including form of Warrant*

D.	Form of Unit*

E.	Opinion of the General Counsel of the Ministry of Economy and Finance of the Republic of Peru, with respect to the legality of the securities(5)

F.	Opinion of Simpson Thacher & Bartlett LLP, special New York Counsel to the Republic of Peru, with respect to the legality of the securities(6)

G.	Consent of the General Counsel of the Ministry of Economy and Finance of the Republic of Peru (included in Exhibit E)

H.	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit F)

(1)	Incorporated by reference to Exhibit A to Peru’s Registration Statement on Schedule B (No. 333-110394).
(2)	Incorporated by reference to Exhibit B to Peru’s Registration Statement on Schedule B (No. 333-110394).
(3)	Incorporated by reference to Exhibit C.1 to Peru’s Registration Statement on Schedule B (No. 333-110394).
(4)	Incorporated by reference to Exhibit C.2 to Peru’s Registration Statement on Schedule B (No. 333-110394).
(5)	Incorporated by reference to Exhibit E to Peru’s Registration Statement on Schedule B (No. 333-156085).
(6)	Incorporated by reference to Exhibit F to Peru’s Registration Statement on Schedule B (No. 333-156085).
*	To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Peru, has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lima, Peru, on the 12th day of January 2009.

By:	/s/ Betty Sotelo Bazán
Name:	Betty Sotelo Bazán
Title:	General Director of the National Direction of Public Indebtedness of the Ministry of Economy and Finance of Peru

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, as duly authorized representative in the United States of the Registrant, has signed this Registration Statement or amendment thereto in the City of New York, New York, on the 12th day of January 2009.

By:	/s/ José Augusto Tenorio Benavides
Name:	José Augusto Tenorio Benavides
Title:	Consul General of Peru, New York

EXHIBIT INDEX

Exhibit
A.	Form of Underwriting Agreement(1)

B.	Fiscal Agency Agreement, dated as of February 6, 2003, between the Republic of Peru and JPMorgan Chase Bank, as fiscal agent, principal paying agent and registrar, including form of Debt Security(2)

B.1	Amendment No. 1 to the Fiscal Agency Agreement, dated November 21, 2003, between the Republic of Peru and JPMorgan Chase Bank(3)

B.2	Amendment No. 2 to the Fiscal Agency Agreement, dated October 14, 2004, between the Republic of Peru and JPMorgan Chase Bank(4)

C.	Form of Warrant Agreement, including form of Warrant*

D.	Form of Unit*

E.	Opinion of the General Counsel of the Ministry of Economy and Finance of the Republic of Peru, with respect to the legality of the securities(5)

F.	Opinion of Simpson Thacher & Bartlett LLP, special New York Counsel to the Republic of Peru, with respect to the legality of the securities(6)

G.	Consent of the General Counsel of the Ministry of Economy and Finance of the Republic of Peru (included in Exhibit E)

H	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit F)

(1)	Incorporated by reference to Exhibit A to Peru’s Registration Statement on Schedule B (No. 333-110394).
(2)	Incorporated by reference to Exhibit B to Peru’s Registration Statement on Schedule B (No. 333-110394).
(3)	Incorporated by reference to Exhibit C.1 to Peru’s Registration Statement on Schedule B (No. 333-110394).
(4)	Incorporated by reference to Exhibit C.2 to Peru’s Registration Statement on Schedule B (No. 333-110394).
(5)	Incorporated by reference to Exhibit E to Peru’s Registration Statement on Schedule B (No. 333-156085).
(6)	Incorporated by reference to Exhibit F to Peru’s Registration Statement on Schedule B (No. 333-156085).
*	To be filed by amendment.

II-6